ARIS

P.E. 12-31-04

04





PRE-PAID LEGAL SERVICES, INC. AND SUBSIDIARIES

That learning process cost me and the company a lot in terms of the personal stock I had to contribute and the stock the company had to issue just to survive. I concluded that the progress of a business should be measured, after operational measurements, by the excess cash it produces. I also concluded that profits are always an opinion, cash a fact. That is how we look at our business today. As you can see from our financial statements we deliver our product with an extraordinarily sound model.

But even a financially sound business model, one that can grow and generate excess cash, can be dangerous. Excess cash can be a counterproductive influence on cost control. It seems to have a natural tendency to be frittered away and, combined with ego, excess cash can lead to unfortunate acquisitions. All can be distractions from the main business.

Our use-of-cash priorities are simple and powerful. They bring a focus and a discipline to our organization. Our first priority is to spend every dollar necessary to deliver the best product possible. Only then can there be a second priority. Our second priority is to use every excess dollar to leverage operational results so as to compound per share results, the shareholders' reward, to the greatest extent prudently possible. Importantly, since our market is so large, we are not about to make acquisitions. Excess cash therefore has a clear, immediate, and unchanging use—compound the owners' reward; i.e., per share results, by using all excess cash to repurchase shares and/or, now that the dividend tax has become more rational, pay a dividend.

That we have a financially sound business model, that we are not about to be frivolous with our excess cash is an important message we think needs to be communicated clearly and often to our members, to our sales associates, to our provider law firms, to our employees, and to our shareholders.

2004 again clearly illustrates how we use our excess cash. In 2004 we returned $37.5 million to shareholders through the repurchase 1.45 million shares, $25.5 million of which occurred in the third quarter when, through a tender offer, we repurchased 980,518 shares. And we declared our first dividend—a year-end dividend of $7.8 million—$.50 cents per share. The first quarter of 2005 was more of the same. We returned $10 million to shareholders through the repurchase of 288,900 shares.

Our use-of-cash priorities have been in place since April 1999. Since then we have returned $220.8 million to shareholders in the form of share repurchases, reducing our outstanding stock from 23.7 million to15.3 million and $7.8 million in dividends for a total of $228.6 million.

Our actions clearly show we think of you, our shareholders, as partners. We have a unique product of great value. We have a financially sound business model to deliver that product. The letters in our Annual Report and on our website clearly show our product has a wide variety of everyday uses, is valued by our members, and has the potential to serve a much larger market. We urge you, as we do, to think of yourself as a partner. Our product, while affordable for people of modest means, has value for everybody. Become a member. Use the product. Tell others about it. Today we serve over 1.4 million families. As a shareholder partner, as a part owner, you can help us grow that number. We welcome your help.

Sincerely,

Harland C. Stonecipher

Harland C. Stonecipher
Founder, Chairman, CEO & President

[redacted]

See Enclosed

Dear Shareholders

Our 2004 results are displayed on the opposite page. It was a good year, but we could have performed better. I think we are in the position to do so. My optimism comes from our product. I suppose the product is important for every company, but I believe it is more so with us. To share my optimism, you need to know our product—what it is used for and how it is delivered.

Our product is a life-events legal plan. It is one-of-a-kind. It has great value. Today we deliver affordable professional legal assistance to over 1.4 million families. We give our members access to competent legal guidance not only for traditional legal problems but for everyday events such as buying a house, a car, drawing a will, handling a problem with an insurance company, dealing with identity theft, etc. These everyday events can be of major importance. Without Pre-Paid they are generally not given the legal attention they require. There is no other product that comes close to filling this important need.

To know a product one has to know what the customer thinks of it. There is no more powerful endorsement or criticism than from those who use a product. In this regard we are fortunate. We receive hundreds of letters each month from members thanking us for handling their problems. We have begun to post these letters on our website. We have enclosed 50 letters in this Annual Report. Read them. Read the letters on our website. The more letters you read the more you will be impressed by the wide variety of life events, almost everyday events, wherein access to prompt, professional legal advice is beneficial. Maybe of equal importance, the letters clearly illustrate the comfort our members enjoy from knowing a competent attorney is on their side, just a telephone call away. These letters, more than anything, will help you understand the heart of our company, why I am optimistic about our future.

To deliver our product we have some 52 Pre-Paid provider law firms comprised of more than 1,300 lawyers throughout the United States and Canada. Last year our over 1.4 million members called our law firms more than 3 million times. There were 2.3 million requests for professional services. These are established law firms. Some have been around for decades. For example, our Toronto firm was founded in 1884.

We and our provider law firms share an important conviction. We want our product to be user-friendly. Not only must our members' needs be handled professionally but must be dealt with promptly. To help our law firms accomplish this we monitor how long it takes to answer every member call. We continually survey members who have used the product. We routinely share the results and other best practices with our law firms. We believe it unlikely any law firm outside the Pre-Paid system does anything remotely similar.

Also revolutionary, we compensate our law firms on a per member basis. The more members each firm has the higher the compensation. Last year we paid our providers more than $118 million. Pre-Paid members as a group are either each firm's largest client or one of their largest clients. Regardless of how small a member's problem, regardless of the economics of handling that particular problem, it is in each of our law firm's best interest to treat each member as if he or she were a large client. This is a cultural change of major importance. The value of our product rests on it.

And then there is Pre-Paid itself and the role we play in delivering a product of value. I came to realize very early that there was more to a successful business than having a great idea or a great product.

I started Pre-Paid more than 30 years ago because I had an idea for a product I knew from personal experience was needed. I knew nothing about building a business. I had been a schoolteacher and an insurance salesman. I learned very quickly that to survive a business has to be financially sound.



Twelve Years of Continued Growth: The Numbers



Membership Revenues
($ Millions)
$350
$300
$250
$200
$150
$100
$154
$212
$264
$308
$330
$355
1999
2000
2001
2002
2003
2004

Membership Revenue:
Pre-Paid Legal Services has grown its membership base and revenues for 12 consecutive years. With the increased focus on retention of memberships, the introduction of our new Identity Theft Shield product coupled with a largely untapped market, we plan to continue the 12 year trend of consecutive annual growth in the membership base and membership revenues.



Cash Flow Before Changes in Assets & Liabilities
(000's omitted)
$50,000
$40,000
$30,000
$20,000
$10,000
$16,863
$24,247
$30,679
$42,699
$47,731
$51,689
1999
2000
2001
2002
2003
2004

Cash Flow:
Our business model allows for growth of top-line membership revenues while generating significant cash flow. As shown in the accompanying chart, cash flow from operations before changes in assets and liabilities has grown each of the last five years.



Outstanding Shares
(000's omitted)
23,000
21,000
19,000
17,000
15,000
13,000
22,557
21,415
19,994
17,900
16,464
15,301
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

Outstanding Shares:
Our free cash flow continues to be utilized to reduce the number of shares outstanding. Due to the share repurchase program which began in April of 1999, the number of shares outstanding has been reduced by more than 35%.



Diluted Earnings Per Share
$2.30
$1.90
$1.50
$0.70
$0.30
$0.90
$1.82
$2.27
$2.48

Diluted Earnings Per Share:
The growth in diluted earnings per share for each of the past six years was achieved with increasing top-line membership revenue while reducing the number of shares outstanding.

To know what Pre-Paid Legal is, one should know and understand our product. Perhaps even more vital to understanding the company is to know how our product affects the lives of our Members and their families.

"Justice For All" is etched in stone on the Supreme Court of the United States. It is a noble concept, and these words are powerful. However, whether it's a large issue such as civil rights or child support payments or something smaller like paying for unauthorized auto repairs or having trouble getting a company to service a warranty, many people do not seek to protect their legal rights because they don't know who to call, they're intimidated by the system, or they're afraid of the cost. Has our society, the most litigious in the world, created a climate in which "Justice For All" is a meaningless phrase for those who cannot afford access to the system?

Simply stated, Pre-Paid Legal Members have access to protect their legal rights at a monthly cost that can easily be absorbed by the budgets of most families. For $26 per month or less, our Members receive legal empowerment for life events - allowing them to practice preventive law rather than only reacting to large and potentially devastating issues. "Justice for All" becomes a reality, not just an unattainable concept. (For Product Details, See 10K – Page 2)

Law Firms - Because of our revolutionary Provider Law Firm System, when a Pre-Paid Legal Member calls his or her Provider Law Firm, in many cases he or she represents the largest collective client of that firm. That speaks volumes about the kind of service our Members receive, and we're proud of that. (For Details, See 10K – Page 6)

Associates - Our method of delivery to the market empowers people from all walks of life and diverse backgrounds to become Independent Associates and market our unique products directly to individuals and families and/or in employment group settings. (For Details, See 10K – Page 8)

Membership Retention - We measured positive increases in Membership retention in 2004. This development stems from 24 months of concentrated focus on the overall company persistency, highlighted by the creation of an internal management position of "Retention Analyst." With numerous controls in place to monitor satisfaction rates, our objective is insuring timely and efficient service for our Members. (For Details, See 10K – Page 28)



Time and time again, this plan works for our members. Each month we receive hundreds of unsolicited letters from members letting us know how our product has, in some way, made a difference in their lives. The following pages showcase some of the letters we have on file, and have secured permission to print.

Read more at www.prepaidlegal.com.

Dear Pre-Paid Legal,

I just wanted to write a note to tell you of my experience with [my Provider Law Firm] and Pre-Paid Legal. This is the best thing I have ever spent $26 a month on in my life. The price is unbelievable when you use it! I have talked to a couple of different lawyers over time. I am thrilled with the way I was treated and the outcome of the situations.

I recently had a couple of situations that [a lawyer] from the Kansas Provider Law Firm helped me with. He helped get a case against me dropped. He talked to me at least 10 times on the phone and walked me through what to do, called the lawyer of the other party, as well as writing a letter to the other lawyer. With his guidance the case was dismissed and it saved me $1,100.

The other case was a $17,000 charge off my credit report. [My lawyer] advised me as to what could happen and how to handle the situation. [He] helped me save my house and the other side accepted our offer to settle for $10,000, saving me $7,000 this time.

At no time did [my lawyer] ever treat me like I was stupid, or some loser that had multiple legal problems. He always treated me with dignity and respect, even in light of my situation. I thank God that I found Pre-Paid Legal.

Sincerely,

Member, Kansas

Dear Pre-Paid Legal,

We were scheduled to have a real estate closing on December 28, 1999, at 3:30 p.m., to sell some land. I faxed the closing documents to my own private real estate and tax lawyer that morning at 8:30 a.m. We used this lawyer for many issues over the past nine years. Our annual payment to him was approximately $10,000 to $12,000 each year. It was a joke that the amount we paid our lawyer actually bought him a new Cadillac every three years.

Anyway, at 1:15 p.m. that same afternoon, his secretary informed me that our lawyer came into his office and picked up the fax, but she was unable to locate him to ask if he had reviewed the documents. She suggested we postpone the closing; however, the buyer would have backed out because he needed to close before the end of the year for capital gains reasons.

At 1:16 p.m., I called the toll-free number for Pre-Paid Legal and I faxed the 21-page closing documents to our Provider Law Firm. At 2:30 p.m., [the lawyer] called me to report that he had already reviewed the document. [He] found a discrepancy on the Warranty Deed, and he suggested we make a change on the Warranty Deed to match the wording on the Purchase Agreement.

He told me that, if I could not get the change made on the Warranty Deed, I should not close, because I would have to refund the selling price of $65,000 to the buyer if the buyer encountered zoning problems. The manager of the Title Company was astounded that the lawyer would catch that mistake.

We were extremely delighted and surprised that [he] could review the document in one hour and respond back with his comments in such a short amount of time.

Sincerely,

Member, Michigan

Dear Pre-Paid Legal,

I want to thank you for the wonderful service I received from Pre-Paid Legal concerning a traffic ticket I received while traveling through southern Georgia.

I was referred to a law firm in Albany. [A lawyer] of the firm gave me superb service in a friendly manner. My ticket was dismissed subject to my taking a defensive driving course. What a break! This saved me both points and a huge fine. I am very grateful for this excellent service.

Member, Florida

Dear Pre-Paid Legal,

Please add my name to the list of satisfied customers. Recently, my daughter and family were faced with the possibility of her license being suspended. This would have been devastating since she drives to an out-of-zone school, works, and participates in many after school functions.

Pre-Paid Legal was right there for us and handled the situation far better than I expected. She retained her license and we retained our sanity.

Thank you,

Member, Georgia

Dear Pre-Paid Legal,

My wife and I have been members of Pre-Paid Legal for many years and have used the service more than we ever expected.

One testimonial we would like to share happened this month when the Ohio Provider Law Firm disputed a bill we received.

I traded a "pre-paid" Tahoe in for a new SUV for my wife. When it was all said and done, about two weeks after the purchase, we received a bill for about $1,900. We were quite confused and upset. We did our best to handle the situation, but with a few medical issues going on at home, we decided enough was enough. We had too much stress.

We called and spoke to a lawyer from our Ohio Provider Firm and he aggressively pursued the parties responsible via phone calls and a demand letter.

The result? The entire situation was put to rest.

If you think about a non-member of Pre-Paid Legal, the cost of hiring a lawyer after losing about $1,900 makes no sense as most can't afford to do so.

Pre-Paid Legal is like a bottle of Motrin for those day-to-day situations, no matter how serious they become. The membership is wonderful.

Sincerely,

Member, Ohio

Dear Pre-Paid Legal,

Wow! Lots of water under the bridge since I signed on to the Pre-Paid Legal program back in 1986. Believe me, that was one of the smartest moves I ever made, and certainly one of the best investments of my money. When I first signed up, we still had children (four car-driving teenagers) at home. I had the "guilts" from using Pre-Paid so much (for so little). I had tickets and a variety of other small infractions, which could have led to major problems had I not had excellent legal advice.

Just last month, I called for advice on a problem I was having with a credit card company on an exorbitant interest charge. They advised me exactly what to say in a letter, and I saved $450. This is just one small example.

God bless Pre-Paid Legal. What a wonderful service to the citizens – those of us who really can't afford to pay regular lawyer fees, and who can take advantage of "preventive legal," which to me is one of the more valuable aspects of the program.

All the best!

Sincerely,

Member, California

Dear Pre-Paid Legal,

We just wanted to take a moment to say thank you for the time you spent with us last month in preparing us for our first IRS audit.

The initial meeting lasted four hours, but we felt very well prepared and were able to answer all her questions appropriately.

In fact, she told us that we needed to come back for a second meeting because she had to research something.

We returned July 23rd, and she explained that she was not able to come up with any documentation against us in her research. That, coupled with our adjusted figures, showed that we did not owe the IRS anything. In fact, they owed us a $501 refund!

Sincerely,

Member, South Carolina

Dear Pre-Paid Legal,

I am writing to let you know how much I appreciate the favor you did for me on September 13, 2000. The employees of our company enjoyed your presentation concerning the importance of having a Will.

It was a special meeting imbued with your knowledge…on how to protect our loved ones at the time of death. Pre-Paid Legal has several new memberships due to your generosity, giving your personal time to visit a client firm. The success of this meeting was in no small part due to your great experience and knowledge. Well done! Thanks again for everything.

Yours sincerely,

Member, Florida

Dear Pre-Paid Legal,

I am writing to thank you and Pre-Paid Legal for a great result we recently experienced through the use of our membership.

Recently the Ninth Circuit Court adjudicated [my case]. This case sprang from an experience where my wife and I were publicly humiliated and asked to leave a movie theatre because the manager of the theatre refused to enforce the handicapped companion seating rules.

As you know, I am a quadriplegic from an accident 25 years ago, but [I] am still able to get around. Even though the physical challenges I face are many and frequent, I have learned to hardly notice them.

I did not realize how important this case apparently was until my phone started ringing repeatedly with people thanking me for persevering in bringing the case. Dozens of people described far worse experiences than mine in enforcing basic ADA (Americans with Disabilities Act) and companion rights. Many described being afraid to leave their homes for fear of constant confrontations.

This case has even been featured on numerous talk radio shows and in several newspaper articles hailing it as a major victory for disability rights.

The difference: my Pre-Paid Legal membership. I was referred to the top ADA lawyers in America who prosecuted the case at absolutely no charge to us. Even though I am a law school graduate, I would never have had the means to sustain such an action to the appellate levels.

My membership has not only helped me personally in this instance, but has brought about change for tens of thousands of other disabled Americans who are otherwise voiceless.

Thank you so much. I am so proud to be a part of this company and will continue to pursue my dream of building a successful business with Pre-Paid Legal.

Sincerely,

Member, California

Dear Pre-Paid Legal,

I have used many lawyers for various business matters, and also for many personal matters. I've paid rates from $100 to $350 an hour. I must tell you that never, in all those times, did the lawyers I dealt with give me the exceptional service I receive time after time with my Provider Law Firm.

I asked [the lawyer] to write a legal letter to address my issues. [She] promptly faxed a copy of the letter, reviewed it with me, and sent the letter off in the mail. When the party responded by letter to her she called my office to give me an update. I was not in the office. Knowing how distraught I was about the outcome she paged me. I was very impressed that she would go to the extra trouble to reach me! I felt that she sincerely cared for my feelings.

I rarely write letters like this because I feel I'm not very good at it but I certainly could not pass up the opportunity to express my appreciation for [my Provider Law Firm], and particularly [this lawyer]. I believe that she goes far beyond...to help people like myself. She should be commended and recognized for her extraordinary efforts. Her achievements certainly are a reflection of what Pre-Paid Legal has to offer its members.

Respectfully,

Member, Texas

Dear Pre-Paid Legal,

Thank you, thank you, thank you! It is difficult to communicate the gratitude that my husband and I feel concerning your prompt handling of our problem with [a major Internet company] yesterday. Within five minutes of his conversation with you, they called us after we had been ignored by the company for two weeks.

It is wonderful to have this problem solved, but of even greater importance to us is the fact that as new Associates with Pre-Paid Legal this gives us a first rate story of how your services impacted our lives.

The lack of resolution was very inconvenient for us, but the feelings of helplessness and total frustration were even worse. Now we can speak from first hand experience about the incredible service that Pre-Paid Legal Services provides*...one that truly leads to a feeling of empowerment.*

Sincerely yours,

Member, Oregon

Dear Pre-Paid Legal,

I want to thank you so very much for handling my traffic situation. It would have been a personal tragedy for me to have a $800 bill, court costs and a loss of my license.

This has renewed my faith in the legal services plans our company is offering for all Americans.

Respectfully,

Member, Virginia

Dear Pre-Paid Legal,

I just wanted to thank you for your response in assisting me and answering my questions about things in agreements or contracts that I didn't understand. You were very helpful, courteous, and respectful. I definitely feel more secure now than I ever have before. Thank you.

Sincerely,

Member, Arizona

Dear Pre-Paid Legal,

Over the last five-and-a-half years, I used Pre-Paid Legal more than I have my home and auto insurances combined. However, my most recent experience is the reason for this letter. I was in the process of purchasing my Dream Home in October 2004 – a beautiful, 5,000 sq. ft. home on almost 2 acres of land. Life couldn't have been better. Since this was my third home purchase, I knew the importance of having a lawyer review the contract as I'd not only heard horror stories, but [also] experienced them firsthand myself. [My lawyer] saw everything to be in good condition until my "walk thru" when all was not as it was supposed to be. Not only were there things undone, but the home did not have all the features that I had paid for.

The Custom Home Builder decided they had enough of my requests and they informed me that they would mutually rescind the contract. By this time they could sell my home to a new buyer for about $50,000 more than I was paying.

At this point...one of the Senior Partners from [my Provider Law Firm] made a phone call on my behalf to the Legal Counsel for the builders. Not only did [my lawyer] inform them that our contract was binding, but that I would file a suit if they tried to take away my Dream Home. Also, the side load garage that was supposed to have all brick had siding instead. Settlement was 24 hours away. Not only was [my lawyer] able to keep the settlement date but also he negotiated to have the brickwork done even after I moved in.

I could keep this membership for the rest of my life and never pay back the amount that this great membership saved me. Thanks, Pre-Paid Legal, for making justice affordable.

Member, Maryland

Dear Pre-Paid Legal,

I am here to tell everyone that this plan works! During my first week as a Pre-Paid Legal Services member, I had an occasion to utilize the service. I own a bakery, and I had purchased some very faulty equipment. The person I bought the equipment from was not responding to my requests to come forward to make this faulty equipment right.

I was in contact with Pre-Paid Legal Services' lawyers on Friday, at 3 p.m., regarding this equipment. The lawyers were courteous and concerned, and said they would be in touch with the person who sold the equipment to me.

At 5:30 p.m., that very same day, the person who sold me the equipment called to tell me he would be there the next day to refund my money and pick up the equipment.

The peace of mind Pre-Paid Legal Services affords me is priceless. Thanks again, and God bless!

Sincerely,

Member, Pennsylvania

Dear Pre-Paid Legal,

My husband and I have been members of your organization for four years, and to be truthful, at times have wondered if we were wasting our money on your services. I now know that it was money well spent.

I received a traffic citation on August 12, 1995, in Pennsylvania. When I contacted your office, your staff was very helpful and courteous to me. The lawyer of Somerset, Pennsylvania, to whom you referred me, was able to represent me without my appearing, and both he and his staff were pleasant and efficient to work with. The magistrate found me not guilty of following too closely for which I was very pleased.

Thank you again for your help in handling this matter for me. Both my husband and I are confident that should we ever need your services in the future, we will receive the same courteous and helpful professional services that we did this time.

Thank you,

Member, Florida

Dear Pre-Paid Legal,

I want to share a phone call that I received, two weeks ago, as a result of a letter that was written on our behalf by [our Provider Lawyer]. I was having lunch with an associate when my phone rang. The lady identified herself with the Tax Payer Advocate Services of the IRS. I know at that point my eyes must have been as big as saucers. That is certainly not the person you are ever hoping to have call you on the phone. She proceeded by telling me that the IRS had received a letter from [my lawyer] ,that she had already contacted [him] to let him know that the problem had been resolved, and that she just wanted to call me personally and APOLOGIZE!

She assured me that all of the information had been sent to North Carolina and taken care of. Now, doesn't the IRS always call and apologize when they make a mistake? I would give anything to have that call recorded for posterity.

For nine years, we have been trying to resolve this issue. We even paid several lawyers prior to Pre-Paid Legal to handle the matter. The IRS did not receive our tax return during a particular year, so they chose to file one for my husband, as a single individual with no dependents.

This resulted in the IRS placing a $17,000 lien on our property and threatening to garnish my husband's wages. We filed a return. The IRS determined that we did not owe taxes and in fact were due a refund.

They sent us a refund check and a notice of release to stop the garnishment. However, they failed to notify New Hanover County.

For nine years we have suffered from a $17,000 lien that was never removed from our record. Thanks to Pre-Paid Legal, not only has it been removed, but we have a "once in a lifetime" story of the day the IRS apologized. Thanks again for the wonderful service provided.

Gratefully,

Member, North Carolina

Dear Pre-Paid Legal,

Pre-Paid Legal Services has really benefited my husband and I in the last few months since we signed up as members. I am thinking of selling it myself.

My husband thought this is something that we would never need or use much. However, since we signed up, we have had a person try to sue us and now are selling our rental home.

I have been totally satisfied with the service and quick turn around time that the lawyers have given us. They are very helpful and have saved us money and heartaches down the road. Thank you so much. I am grateful that these lawyers are with Pre-Paid Legal. They are definitely an asset to Pre-Paid Legal and have been a blessing to us.

Sincerely,

Member, Washington

Dear Pre-Paid Legal,

Can't say thanks enough for your help with the problems with [a large telecommunications company] and their mistaken billings. Your advice to contact the utilities commission really worked.

After four years of fighting, I think we have finally gotten this resolved and the credits have been applied where they should have been all along. You have saved me hours of worry repeatedly with your expert advice on each situation that has arisen. Can't say thanks enough.

There is no way I will ever be without your service again. It is far better than any insurance I could buy. Keep up the good work.

Sincerely,

Member, Washington

Dear Pre-Paid Legal,

Thank you so much for helping us through the process of selling our home. The part that I never will forget is in the beginning when you reviewed our purchase agreement prior to us signing. Your suggestion that we should insist on adding the line "seller is selling the house as is" literally saved us over $6,000.

Also, knowing that you would be present at the closing gave us a tremendous amount of peace of mind. I like the fact that you are very approachable and made us feel as your equal throughout the whole process. Again, thank you for the excellent service you provided us in our time of need.

Sincerely,

Member, Minnesota

Dear Pre-Paid Legal,

I am a Pre-Paid Legal member and a Pre-Paid Legal [Independent] Associate. Two weeks ago I received a letter from my homeowner's association stating that it was against a new association policy to have exercise equipment on our patios.

Because I was the only owner with exercise equipment on my patio and also a cancer patient requiring weight training as part of my treatment, I took this as a personal affront to my rights. I called [my Provider Lawyer] at [my Provider Firm] and sent her a copy of the CC & R's. She immediately sent a letter to the homeowner's association, and things have been quiet ever since. I think this is absolutely terrific! Thanks Pre-Paid Legal!

Member, California

Dear Pre-Paid Legal,

We are writing to tell you how happy we are with the services we received from [our Provider Lawyer]. We had a problem with a modular home we had purchased. The home had not been properly finished out at the factory and we had to have extensive tape and texture work done to it. The dealership and the manufacturer did not seem sympathetic to our situation until they received [my Provider Lawyer's letter]. [His] knowledge of responsibilities required under Montana law was very important, as I had already attempted to get the situation resolved and was politely told, "Sorry, it isn't our problem."

They responded immediately to the letter and agreed to our request in full. [My Provider Lawyer's] knowledge, along with his professional and courteous manner was greatly appreciated.

Respectfully,

Member, Montana

Dear Pre-Paid Legal,

I'd like to take this time to let you know how well the Provider Law Firm here in Alabama is serving our members. I, for one, have been the recipient of such service here recently. I was cancelled by our homeowners insurance after [receiving] damage from the April 8, 1998, tornado. The reason they gave me was because I was operating a dog breeding business.

All efforts through the state agencies failed, but with just one phone call, [my Provider Lawyer] had reached an agreement with the insurance company to reinstate my policy. It was such a relief to know that I had coverage again. I lost no money or coverage in the agreement. Needless to say, the agreement lifted a tremendous burden from the stress of rebuilding from the tornado damage. So I just wanted to say, once more, THANK YOU to you and the Provider Firm here in Alabama for including me in this great partnership.

Thank you,

Member, Alabama

Dear Pre-Paid Legal,

We are writing to tell you how much we appreciate [our Provider Lawyer] representing us in our bankruptcy case. Making the decision to file bankruptcy and going through that process was, and is, one of the hardest things we have ever done.

From the first time we called in to inquire about our options, she listened and was very understanding of our situation. [She] asked questions and informed us of our options. At all times, she was has been very ethical and professional. Through the whole process of filing the petition, filing the First Meeting of Creditors, [our lawyer] assisted us in making sensible and logical decisions that will help us to recover personally and financially. We want to thank [our lawyer], and [our Provider Law Firm] for helping us through this situation.

Sincerely,

Member, Indiana

Dear Pre-Paid Legal,

I want to thank [my Provider lawyer] at the law firm in Arizona for his persistence in staying in contact with me, and providing me with legal advice and support through a potentially costly incident. I followed the advice he gave me and it saved me over $2,500 and a potential bad credit rating from a foreclosure. I wish everyone I talk to could see how valuable this incredible service is. I have already used my testimony several times in my presentations. It really packs a punch when it's personal. Thanks again for a remarkable service to North America!

Blessings,

Member, Arizona

Dear Pre-Paid Legal,

Several months ago I needed the advice of a lawyer regarding my business. I needed to take action against a client for nonpayment and was connected to [one of your lawyers].

From the onset I was very impressed with the promptness and courtesy I received from him. The advice and concise directions he gave regarding preparations, procedures and courtroom protocol enabled me to not only win the case, but caused the judge to ask if I was a lawyer. When I told him I wasn't, he asked how I was able to present the case so professionally. I simply told him I was a member of Pre-Paid Legal Services, Inc., and he was impressed.

Thank you for providing such positive and essential service. In particular, thank you for having lawyers like [him] on your team.

Sincerely,

Member, Texas

Dear Pre-Paid Legal,

I am writing this letter to bring to your attention my great satisfaction in working with your firm and more importantly, [my Provider Lawyer]. Recently I required assistance in canceling an automobile purchase contract.

[My lawyer's] professionalism and prompt assistance was an invaluable benefit to me. Her direction and focus regarding this issue reduced my stress level and made the situation bearable. Ultimately, I believe resolving the issue altogether.

After receiving tremendous service, I would not hesitate recommending [my lawyer] and [my Provider Law Firm] to anyone who could benefit from your services.

Best regards,

Member, Arizona

Dear Pre-Paid Legal,

I have been a Pre-Paid Legal member since 1999. I have used the product occasionally and have received good service and value. The most powerful service and value I received came from my most recent use of my membership.

I needed and lawyer for a real estate closing. To test the value of the Pre-Paid Legal product, I contacted a Greenwich lawyer, unrelated to Pre-Paid Legal, to whom I was referred.

It was a couple of days before I received a return phone call with a quote of $1500. Had I not been referred, I likely would have been quoted a higher price with an even slower return call date.

I then called my Connecticut Pre-Paid Legal Provider Law Firm. In less than four hours, a lawyer returned my call and gave me quote of $650 – a savings of $850, or 57%, which pays for 33 months of membership.

The Pre-Paid Legal lawyer who assisted me did a terrific job. She was effective, efficient, and courteous. Additionally, there were a couple of items that probably took a little longer than the standard real estate closing, because I was buying a new condominium, yet I was still charged the originally quoted $650. I received a great summary of the public offering document and a bound folder with all of the relevant closing documents for future reference.

I have always believed in Pre-Paid Legal's product, but this time it blew me away. I am certain I received significantly better service at a much lower price. That combination is extremely rare in any endeavor due to competition. The Pre-Paid Legal product is without peer.

In spite of not being in the 80% of North Americans in the middle income bracket you describe as your target market, I believe Pre-Paid Legal's product is every bit as, if not more, relevant for the top 10% of North Americans. I can say this confidently due to my personal experiences using the product. I look forward to using the product again.

Sincerely,

Member, Connecticut

Dear Pre-Paid Legal,

Once again, my Provider Lawyer saved me from BIG trouble. I went to my bank to use the ATM machine, and as I put my card in and started the transaction, my card came back out, along with another one with someone else's name. There I sat in my car holding these two cards and realized the camera from the ATM machine was taking my picture.

I went in the bank and explained what had happened, and they asked me for the card. But when I asked for a receipt, they refused to give it to me. I did not want to leave and be held responsible, so I stood there and called my Provider Law Firm on my cellular phone. After telling the receptionist my problem, she said, "You need to speak with a lawyer right now."

And believe me, I totally agreed. Within two minutes, [the lawyer] was on the line and told me exactly what to do. Now, it has been logged on their computer in case of future problems.

Thank you again Pre-Paid Legal for being there when I needed you. I can sleep nights knowing my problems are being taken care of.

Sincerely,

Member, California

Dear Pre-Paid Legal,

This letter is to inform you what a wonderful job [my Provider Lawyer] did in assisting me with my phone bill. I was so frustrated with calling [the phone companies] over one month that I asked [him] if I should pay the bill and just move on. At one point they offered to credit my account $100 for a bill over $1,000.

He advised me not to pay the bill but let him try and resolve the matter. He did a three-way call to [the phone company] and we talked to . . . the solutions department.

With the help of [my Provider Law Firm] my bill was credited $1,042.40 and my service was restored. I can not praise [my Provider Firm] enough for his help. This service has helped me and my family in so many ways, and I am so thankful for Pre-Paid Legal.

Sincerely,

Member, Florida

Dear Pre-Paid Legal,

I just wanted to say thanks for your recent assistance. Before contacting you, I had attempted myself to collect from my life insurance company four months of premiums that had been double-drafted from my account. After many phone calls to that company, I had absolutely nothing to show for it – except a headache and wasted time.

After placing one call to you, you were able to write a letter on my behalf and advise me how best to proceed. That letter and advice yielded a full refund of the four months premium. The best part about it was dealing with you – no headache! Thanks again.

Sincerely,

Member, Virginia

Dear Pre-Paid Legal,

In less than a week after joining, a collection agency called me about a long delinquent debt of $700. I could not convince them they had the wrong person. To protect my credit since I was buying a house shortly, I would have to pay the $700.

I called Pre-Paid on the toll-free number. The very next day, the collection agency called and apologized saying they had the wrong person, and my credit record is clear.

Thank you, Pre-Paid Legal.

Sincerely,

Member, Texas

Dear Pre-Paid Legal,

I wanted to let you know how much I appreciate you representing me at the death of my mother.

This was the first time I used PPL *in two years and am extremely impressed. You were very efficient and prompt.*

With this insurance payment, my mom will get a headstone. God bless and keep you and yours.

Thanks,

Member, Texas

Dear Pre-Paid Legal,

Thank you very much for taking the time and putting forth the due effort that was necessary. I have tried to get child support adjusted for two years. You have already succeeded in that area and have also made progress with [my other] case.

I really appreciate all your legal advice. It has been conducted in a very cooperative and professional manner. I am looking forward to working with you and your firm for the completion of these issues. I will highly recommend you in the future.

Sincerely,

Member, Kentucky

Dear Pre-Paid Legal,

We are renting a condominium. The real estate broker asked me on a Friday morning to scan a proposed one-*year lease. There were some questions regarding the start date of the lease, the transfer of the existing security* deposit, etc., so I told the broker that I wanted to contact my lawyer to get some answers.

I faxed [my Provider Law Firm] at 3 p.m., Friday afternoon with the questions. At 5:30 Friday afternoon, I got a call back from a lawyer with the answers to my questions. It was truly amazing. Most businesses close early in Hawaii on Friday. It's "Pau Hana" time, T.G.I.F., time to party! Yet [the Provider Firm] took the time to call me back after normal business hours on a Friday evening. Truly incredible service.

Thank you for providing such a quality product at such an affordable price.

Sincerely,

Member, Hawaii

Dear Pre-Paid Legal,

My husband and I just want to send this letter of comment and praise for the great legal assistance we received in a recent case that involved charges that could have sent him to jail.

The lawyer was fabulous in working hard long hours to keep my husband out of jail; over charges that were not even true to what happened. He was falsely accused, and our lawyer put his neck on the line to save my life and my husband's life from being traumatically changed. We are so very grateful for the savings of expenses and wonderful legal help we received.

Thank you Pre-Paid for being there for my family and I.

Member, Colorado

Dear Pre-Paid Legal,

I'm writing to commend [one of your lawyers] for his help in finding a solution to the matter of a Power of Attorney for my mother who has Alzheimer's and is in a comatose state. I was told by [an insurance] representative that such a form was needed so I could sign for her.

After explaining the situation to [the lawyer], he "took the bull by the horns" and called the company. In a matter of minutes, the matter was resolved. I commend [him] for his patience and willingness to see the matter through. It was a pleasure doing business with him. He's an asset to your firm.

Thanks again for the help received.

Yours truly,

Member, New York

Dear Pre-Paid Legal,

My divorce was finalized over a year and a half ago. And, while it was arguably the most difficult time of my life, I am so thankful for one of the guys who helped me get through it – my referral lawyer...of Nappanee, Indiana. He was professional, courteous, attentive, and most of all, tenacious.

After waiting for five months on my now ex-wife's lawyer to file the divorce papers, I retained [my lawyer] through Pre-Paid Legal. He asked me what I wanted out of the divorce, jotted down some notes, reviewed the papers, and made some phone calls. Just seven weeks after our initial meeting, my divorce was final and I got EVERYTHING I wanted. Thank you Pre-Paid Legal for giving a little guy like me the legal muscle to fight for what is right.

Sincerely,

Member, Indiana

Dear Pre-Paid Legal,

I was having problems with my husband's employer honoring the court order for child support that I served them over six weeks ago. I was treated rudely by everyone there, including the owner of the company. I did not want to go through the procedures of filing a contempt charge just yet. So, I contacted my Provider Law Firm. Well, a lawyer handled everything for me and wrote a letter to my husband's employer the very next day. They received the letter the day after that and immediately called to explain that there would not be any future problems.

I LOVE PRE-PAID LEGAL!

Sincerely,

Member, California

Dear Pre-Paid Legal,

Today has been a "good Friday" for me...I wish to thank you personally for making that happen. Today I received the information that I had so many times requested from [my son's school board].

[The school board] sent a letter giving the name of the school that my son attends and the point of contact; additionally, your law firm's counseling assistance made my change of venue a major strategic success in my custody matter.

This success would not have been possible without assistance from you and the firm. This action has made my investment in Pre-Paid Legal worth its weight in gold. Thank you so very much, from my heart.

Respectfully yours,

Member, Florida

Dear Pre-Paid Legal,

Recently I was in a Workers' Compensation case involving companies in both Texas and California. [One of your lawyers] from the Provider Law Firm in Ft. Worth, Texas, responded immediately, providing an outstanding summary of the procedures and what my options would be under Texas laws. He further recommended a consultation with a California lawyer and said he would make a referral for me.

Within two hours I was called by [another lawyer] from the Provider Law Firm in Los Angeles, California. [He] provided me an outstanding summary of the procedures and my options under California laws.

Both lawyers created the impression that answering my numerous questions was their most important task of the day. I was most impressed with the efficiency of the Pre-Paid Legal system as I was provided outstanding service involving laws in two states with only one phone call.

Sincerely,

Member, Texas

Dear Pre-Paid Legal,

I want to take this moment, however belated, to express my deep appreciation to your firm and [one of your lawyers] for the splendid work which she did to resolve a dispute over an insurance payment to a company here in San Antonio. Preparatory to my surgery on December 17, 1998, I had pathology work completed by a company contracted with [a local hospital]. The company billed my health insurance company for payment. The company then began to bill me. Even after my numerous telephone calls and a letter, [they] still turned the matter over to their collection agency, which began to harass me from Atlanta.

When I contacted [the lawyer] with your firm, she immediately telephoned both the insurance company and [the pathology company], bringing the collections proceedings to an end and expediting the payment.

I marvel at how efficient and effective [the lawyer] was in dealing with the problem. She cares about your clients and moves quickly to bring a solution to what can sometimes seem an insoluble problem. Your clients and your firm are fortunate to have a lawyer as skillful and caring as she.

Sincerely yours,

Member, Texas

Dear Pre-Paid Legal,

More times than not, when you get a letter from a customer, it's to complain about an issue. This letter is not the case. I would like to say a heap big thank you for assisting me in answering my questions concerning my recent job layoff, and the three-page separation agreement from [my company].

You made me feel like I was the only person who called you that day, and I was the most important client calling you. You took the time I felt I needed to help me understand the aspects of different paragraphs of that agreement, and you took time to make suggestions. I can't emphasize enough how much it means to a client to have that type of assistance you provided me that day. The stress of losing a 15-year position was certainly eased by how I was handled by you.

Hats off to you...and please keep your obviously good-natured ability to satisfy every client who should come your way.

Very sincerely,

Member, Colorado

Dear Pre-Paid Legal,

I am writing this letter to you to inform you about how impressed and happy I am with the quality and results of the service received from our New Jersey Provider Law Firm.

Recently I received a letter from the insurance company that was providing me with a disability payment of over $1,300 a month for an injury received while working as a courier picking up and delivering packages. The letter informed me that my disability checks were ceasing and the insurance company was requesting a reimbursement of over $5,600, due to the determination that my back injury was degenerative in nature. After several frustrating phone calls on my own that got me nowhere, I decided to use my Pre-Paid Legal membership.

The Provider Law Firm here in the state of New Jersey is a tremendous asset to your organization. The prompt response to my disturbing situation was handled with sincere professional care. Within one hour of my calling the firm, [one of your lawyers], consulted with me and suggested that I send to them a copy of the insurance policy for review. Shortly after the review, she notified me and told me she was writing a letter on my behalf requesting reinstatement.

After just a few weeks, we received a letter back and my disability payments were reinstated along with a retroactive check for the months missed. This is worth over $15,000 for the year to me and my wife who are existing on a limited fixed income. I don't know what I would have done with out my Pre-Paid Legal membership.

Thank you. I'm a member for life!

Member, New Jersey

Dear Pre-Paid Legal,

The service from our Provider Law Firm has been superlative! On every contact they have promptly returned my call and have written me a letter of response when they couldn't reach me by phone.

I have consistently been treated as a valued "full price" client. I have never had the feeling that they felt I was a discount-program customer. I was extremely impressed upon seeking legal advice regarding a situation involving a former employer and my reputation in my profession. The lawyer sensed my concern over the matter and not only provided a clear answer to the legal matter, but also added a few encouraging and affirming words which really helped. My experience was similar when I called regarding an auto accident about which I was quite upset.

Sincerely,

Member, Oregon

Dear Pre-Paid Legal,

About four months ago I subscribed to Pre-Paid Legal Services, Inc. thinking that maybe someday I would need some legal advice. Well, on March 4, 2004 I called them due to the DMV denying my license renewal, it expired on October 24, 2003. Because my Social Security card was in my maiden name and my license was in my married name, the DMV informed me to contact the Social Security Administration to do the changes in order for me to obtain my license.

Five months later, I was so mad and frustrated because I was having problems with the Social Security Administration. They kept giving me excuses like, "Our system is not accepting your information"... "There is a problem with your account"... "Our system keeps rejecting your information"... "Keep calling, we're still investigating."

When I called the [Provider Law Firm], they referred me to a lawyer. I never realized that they were so courteous. The lawyer made me feel comfortable and he suggested sending a demand letter to the Social Security Administration. I instructed [him] to proceed. His letter accomplished its purpose and I received my license 3 weeks later.

I want to express my sincere appreciation to your firm and the lawyer in particular for the prompt and professional manner in which my small claim was handled.

Sincerely,
A very happy member,

Member, California

Dear Pre-Paid Legal,

In January 1999 while driving to school, my daughter was involved in a tragic car accident, which resulted in the death of her boyfriend. We were all devastated.

During this period, the weather took another turn for the worse, resulting in the closing of pretty much the entire city of Columbus, Ohio. Trying to cope and keep a clear head, I had remembered about my service contract with Pre-Paid Legal. Due to the weather, it took two days to make contact with the Provider Law Firm in Columbus.

When contact was made, one of the most friendly and professional voices came to our rescue! The voice [of one of your lawyers] on the other end of the line assured me that everything was going to be all right, and I was on the right track. I had to protect my daughter.

When [he] called me back, he said that he had set up a lawyer to handle our case. In my heart, I knew that no one else could handle our case except for him. He was our guardian angel. I told him at that time that I did not want anyone else but him. He said he would take the case.

During the period of the next few months, we met with him several times. Each time he assured us he was going to do everything in his power to defend my daughter to the best of his abilities, and you know what? He did.

In our eyes, he deserves a pat on the back. You have a competent young lawyer there who is out to do a wonderful job for you and your company. Thanks to [him], we have continued on with our lives and the healing process has become much more bearable. Thank you to our Provider Law Firm and Pre-Paid Legal Services for a job well done.

Sincerely,

Member, Ohio

Dear Pre-Paid Legal,

I have an interesting success story for you. Last night I was working on refinishing a piece of furniture, and the door bell rang. I went upstairs to answer it and it was an undercover officer with several papers in his hand.

He asked if I was me and said that he had a warrant for my arrest! It seems that a ticket I received several months ago that went unpaid had caused the drastic measure.

I let the officer in the house and told him that I had something for him. I asked if it was all right if I retrieved it from my briefcase. I hurriedly reached in my case and pulled out my Legal Shield card and handed it to him. He read it and handed it back to me, and then asked me, if he didn't arrest me, would I pay the ticket?

I did and he later told me that if I had not showed him the card, he would have taken me into custody. Such is the POWER of PPL.

Member, Pennsylvania

Dear Pre-Paid Legal,

It seems that it is not often that customer service organizations receive praise these days, so I thought I would send you a few words of praise myself. Recently, I had my Will updated. I called Provider Law Firm in Tulsa directly from the 800 number on my membership card. They took my call, asked how they could be of assistance, and said they would have a lawyer who deals with Wills contact me as soon as possible. Imagine my surprise when, at 10 minutes until 5 p.m., my pager went off telling me I had a message on my work phone and that the message was from the Provider Law Firm.

I called the firm back as soon as I retrieved the message. I was again surprised that at five minutes until 5 p.m., not only was my call answered, but it was transferred to a lawyer who seemed so willing to help me, even at that late hour of the day.

The lawyer I spoke to that afternoon was not sure exactly how to handle the matter I was inquiring about, so he told me that he would have one of the Will lawyers call me back the next morning. The lawyer did call early the next morning, explained what I needed to do, and was very pleasant and personable in doing so.

All in all, the total experience was a very pleasant, professional, and educational one. It seems to me that many of the other customer service organizations around the United States should take notice of the way that Pre-Paid Legal and its Provider Firms take care of their customers. They could learn a lot from a company that has its roots and offices in Ada – small town America.

Sincerely

Member, Oklahoma

Dear Pre-Paid Legal,

I have been a member about five years and have used the Law Firm off and on over this period of time. Recently, I had a car transmission break down while I was 200 miles out of town. Not being familiar with the area, I was referred to a transmission shop in St. Roberts, Missouri.

To make a long story short, the car had to be returned to the shop two times because the transmission was not correctly repaired. The second time the car was in for repair, it was returned to me with grease on the seats and scratched wheels due to cutting the lug nuts off because the mechanic (owner) had misplaced the wheel lock key. Needless to say, I was pretty angry on how this had been handled. Two weeks later, the car's transmission went out for the third time!

I decided I had enough. I called the provider Law Firm and [the lawyer] went above and beyond the boundaries to take care of this situation. Thanks to [her] professionalism, I recently received a check for reimbursement of my losses. I am very thankful for the great job [this lawyer] has done.

Sincerely,

Member, Missouri


One Pre-Paid Way

One Pre-Paid Way, our 177,000 square foot Corporate Headquarters located on 87 acres South of Ada, Oklahoma.

You've just read 50 testimonials from Pre-Paid Legal Members. "Justice For All" becomes more than words on a building; the words ring true. Read more at www.prepaidlegal.com.

(Architecture: Meyer, Scherer & Rockcastle, Ltd., Photography: Tim Hursley)

(THIS PAGE INTENTIONALLY LEFT BLANK)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 1-9293

PRE-PAID LEGAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	73-1016728 (I.R.S. Employer Identification No.)
One Pre-Paid Way Ada, Oklahoma (Address of principal executive offices)	74820 (Zip Code)

Registrant's telephone number including area code: (580) 436-1234

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered under Section 12 (g) of the Exchange Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ( ).

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act)
Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. As of June 30, 2004 - $265,000,000

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: As of February 18, 2005 there were 15,642,299 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of our definitive proxy statement for its 2005 annual meeting of shareholders are incorporated into Part III of this Form 10-K by reference.

PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

For the Year Ended December 31, 2004

TABLE OF CONTENTS

PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2004

PART I.

ITEM 1. BUSINESS.

General

We were one of the first companies in the United States organized solely to design, underwrite and market legal expense plans. Our predecessor commenced business in 1972 and began offering legal expense reimbursement services as a "motor service club" under Oklahoma law. In 1976, we were formed and acquired our predecessor in a stock exchange. We began offering Memberships independent of the motor service club product by adding a legal consultation and advice service, and in 1979 we implemented a legal expense benefit that provided for partial payment of legal fees in connection with the defense of certain civil and criminal actions. Our legal expense plans (referred to as "Memberships") currently provide for a variety of legal services in a manner similar to medical plans. In most states and provinces, standard plan benefits include preventive legal services, motor vehicle legal defense services, trial defense services, IRS audit services and a 25% discount off legal services not specifically covered by the Membership for an average monthly Membership fee of approximately $21. Additionally, in approximately 40 states, the Legal Shield rider can be added to the standard plan for only $1 per month and provides members with 24-hour access to a toll-free number for attorney assistance if the member is arrested or detained. Also, during the third quarter of 2003, we began offering our Identity Theft Shield ("IDT") to new and existing members at $9.95 per month if added to a legal service Membership ("add-on IDT") or it may be purchased separately for $12.95 per month ("stand-alone IDT"). The identity theft related benefits include a credit report and related instructional guide, a credit score and related instructional guide, credit report monitoring with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services.

Legal plan benefits are generally provided through a network of independent provider law firms, typically one firm per state or province and IDT plan benefits are provided by Kroll Background America, Inc., a subsidiary of Kroll Inc. ("Kroll"). Members have direct, toll-free access to Kroll or their provider law firm rather than having to call for a referral. At December 31, 2004, we had 1,451,700 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of such Memberships were in 29 states.

Industry Overview

Legal service plans, while used in Europe for more than one hundred years and representing more than a $4 billion European industry, were first developed in the United States in the late 1960s. Since that time, there has been substantial growth in the number of Americans entitled to receive various forms of legal services through legal service plans. The National Resource Center for Consumers of Legal Services ("NRC") previously provided market information for different types of legal service plans and estimates of number of users. However, the NRC is no longer in existence and we are unaware of any current comparable information sources. In the last NRC report in 2002, the NRC estimated there were 164 million Americans without any type of legal service plan. The NRC estimated that 122 million Americans were entitled to service through at least one legal service plan in 2002 although more than half are "free" plans that generally provide limited benefits on an automatic enrollment without any direct cost to the individual. The 122 million Americans compares to 4 million in 1981, 58 million in 1990 and 115 million in 2000. We believe the legal service plan industry continues to evolve and market acceptance of legal service plans, as indicated by the continuing growth in the number of individuals covered by plans, is increasing.

Legal service plans are offered through various organizations and marketing methods and contain a wide variety of benefits. Free plans include those sponsored by labor unions, elder hotlines, the American Association of Retired Persons and the National Education Association and employee assistance plans that are also automatic enrollment plans without direct cost to participants designed to provide limited telephonic access to attorneys for members of employee groups. There are also employer paid plans pursuant to which more comprehensive benefits are offered by the employer as a fringe benefit. Finally, there are individual enrollment plans, other employment based plans, including voluntary payroll deduction plans, and miscellaneous plans. These plans typically have more comprehensive benefits, higher utilization, involve higher costs to participants, and are offered on an individual enrollment or voluntary basis. This is the market segment in which we compete.

According to the latest estimates of the census bureaus of the United States and Canada, the two geographic areas in which we operate, the number of households in the combined area exceeds 127 million. Since we have always disclosed our members in terms of Memberships and individuals covered by the Membership include the individual who purchases the Membership together with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students, we believe that our market share should be viewed as a percentage of households. Historically, our primary market focus has been the "middle" eighty percent of such households rather than the upper and lower ten percent segments based on our belief that the upper ten percent may already have a relationship with an attorney or law firm and the lower ten percent may not be able to afford the cost of a legal service plan. As a percentage of this defined "middle" market of approximately 100 million households, we currently have an approximate 1.5% share of the estimated market based on our existing 1.5 million active Memberships and, over the last 30 years, an additional 4% of households have previously purchased, but no longer own, Memberships. We routinely remarket to previous members and reinstated approximately 72,000, 66,000 and 57,000 Memberships during 2004, 2003 and 2002, respectively.

Description of Memberships

The Memberships we sell generally allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. Provider law firms are paid a monthly fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm attorneys are licensed to practice. Because the fixed fee payments by us to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk. At December 31, 2004, Memberships subject to the capitated provider law firm arrangement comprised approximately 99% of our active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer ("open panel") to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees, or are in states where there is no provider law firm in place and our referral attorney network described below is utilized.

Family Legal Plan

The Family Legal Plan we currently market in most jurisdictions consists of five basic benefit groups that provide coverage for a broad range of preventive and litigation-related legal expenses. The Family Legal Plan accounted for more than 92% of our Membership fees in 2004 and approximately 95% of the outstanding Memberships at December 31, 2004. In addition to the Family Legal Plan, we market other specialized legal services products specifically related to employment in certain professions described below.

In 12 states, certain of our plans are available in the Spanish language. For the Spanish language plans, the provider law firms have both bilingual staff and lawyers and we have bilingual staff for both customer service and marketing service functions. We will continue to evaluate making our plans available in additional languages in markets where demand for such a product is expected to be sufficient to justify this additional cost.

In exchange for a fixed monthly, semi-annual or annual payment, members are entitled to specified legal services. Those individuals covered by the Membership include the individual who purchases the Membership along with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students. Also included are children up to age 18 for whom the member is legal guardian and any dependent child, regardless of age, who is mentally or physically disabled. Each Membership, other than the

Business Owners' Legal Solutions Plan, is guaranteed renewable, except in the case of fraud or nonpayment of Membership fees. Historically, we have not raised rates to existing members. If new benefits become available, existing members may choose the newer, more comprehensive plan at a higher rate or keep their existing Memberships. Memberships are automatically renewed at the end of each Membership period unless the member cancels prior to the renewal date or fails to make payment on a timely basis.

The basic legal service plan Membership is sold as a package consisting of five separate benefit groups. Memberships range in cost from $14.95 to $25.00 per month depending in part on the schedule of benefits, which may vary from state or province in compliance with regulatory requirements. Benefits for domestic matters, bankruptcy and drug and alcohol related matters are limited in most Memberships.

Preventive Legal Services. These benefits generally offer unlimited toll-free access to a member's provider law firm for advice and consultation on any legal matter. These benefits also include letters and phone calls on the member's behalf, review of personal contracts and documents, each up to 10 pages in length, last will and testament preparation for the member and annual will reviews at no additional cost. Additional wills for spouse and other covered members may be prepared at a cost of $20.

Motor Vehicle Legal Protection. These benefits offer legal assistance for matters resulting from the operation of a licensed motor vehicle. Members have assistance available to them at no additional cost for: (a) defense in the court of original jurisdiction of moving traffic violations deemed meritorious, (b) defense in the court of original jurisdiction of any charge of manslaughter, involuntary manslaughter, vehicular homicide or negligent homicide as the result of a licensed motor vehicle accident, (c) up to 2.5 hours of assistance per incident for collection of minor property damages (up to $2,000) sustained by the member's licensed motor vehicle in an accident, (d) up to 2.5 hours of assistance per incident for collection of personal injury damages (up to $2,000) sustained by the member or covered family member while driving, riding or being struck as a pedestrian by a motor vehicle, and (e) up to 2.5 hours of assistance per incident in connection with an action, including an appeal, for the maintenance or reinstatement of a member's driver's license which has been canceled, suspended, or revoked. No coverage under this benefit of the basic legal service plan is offered to members for pre-existing conditions, drug or alcohol related matters, or for commercial vehicles over two axles or operation without a valid license.

Trial Defense. These benefits offer assistance to the member and the member's spouse through an increasing schedule of benefits based on Membership year. Up to 60 hours are available for the defense of civil or job-related criminal charges by the provider law firm in the first Membership year. The criminal action must be within the scope and responsibility of employment activities of the member or spouse. Up to 2.5 hours of assistance are available prior to trial, and the balance is available for actual trial services. The schedule of benefits under this benefit area increases by 60 hours each Membership year to: 120 hours in the second Membership year, 3 hours of which are available for pre-trial services; 180 hours in the third Membership year, 3.5 hours of which are available for pre-trial services; 240 hours in the fourth Membership year, 4 hours of which are available for pre-trial services, to the maximum limit of 300 hours in the fifth Membership year, 4.5 hours of which are available for pre-trial services. This benefit excludes domestic matters, bankruptcy, deliberate criminal acts, alcohol or drug-related matters, business matters, and pre-existing conditions.

In addition to the pre-trial benefits of the basic legal plan described above, there are additional pre-trial hours available as an option, or add-on, to the basic plan. These optional benefits cost $9.00 per month and add 15 hours of pre-trial services during the first year of the Membership increasing 5 additional hours each Membership year to the maximum limit of 35 hours in the fifth Membership year and increases total pre-trial and trial defense hours available pursuant to the expanded Membership to 75 hours during the first Membership year to 335 hours in the fifth Membership year. These pre-trial hours are in addition to those hours already provided by the basic plan so that the member, in the first year of the Membership, has a combined total of 17.5 pre-trial hours available escalating to a combined total of 39.5 pre-trial hours in the fifth Membership year. There were approximately 545,000 subscribers of this benefit at December 31, 2004 compared to 598,000 at December 31, 2003.

IRS Audit Protection Services. This benefit offers up to 50 hours of legal assistance per year in the event the member, spouse or dependent children receive written notification of an Internal Revenue Service ("IRS") audit or are summoned in writing to appear before the IRS concerning a tax return. The 50 hours of assistance are available in the following circumstances: (a) up to 1 hour for initial consultation, (b) up to 2.5 hours for representation in connection with the audit if settlement with the IRS is not reached within 30 days, and (c) the remaining 46.5 hours of actual trial time if settlement is not achieved prior to litigation. Coverage is limited to audit notification received regarding the tax return for years during which the Membership is effective. Representation for charges of fraud or income tax evasion, business and corporate tax returns and certain other matters are excluded from this benefit.

With pre-trial benefits limited to 2.5 hours to 4.5 hours based on the Membership year for trial defense (without the pre-trial option described) and 3.5 hours for the IRS audit benefit, these benefits do not ensure complete pre-trial coverage. In order to receive additional pre-trial IRS audit or trial defense benefits, a matter must actually proceed to trial. The costs of pre-trial preparation that exceed the benefits under the Membership are the responsibility of the member. Provider law firms under the closed panel Membership have agreed to provide to members any additional pre-trial services beyond those stipulated in the Membership at a 25% discount from the provider law firm's customary and usual hourly rate. Retainer fees for these additional services may be required.

Preferred Member Discount for All Other Services. Provider law firms have agreed to provide to members any legal services beyond those stipulated in the Membership at a fee discounted 25% from the provider law firm's customary and usual hourly rate. This "customary and usual hourly rate" is a fixed single hourly rate for each provider firm that is generally an average of the firm's various hourly rates for its attorneys which typically vary based on experience and expertise.

Legal Shield Benefit

In approximately 41 states, the Legal Shield plan can be added to the standard or expanded Family Legal Plan for $1 per month and provides members with 24-hour access to a toll-free number for provider law firm assistance if the member is arrested or detained. The Legal Shield member, if detained, can present their Legal Shield card to the officer that has detained them to make it clear that they have access to legal representation and that they are requesting to contact a lawyer immediately. The benefits of the Legal Shield plan are subject to conditions imposed by the detaining authority, which may not allow for the provider law firm to communicate with the member on an immediate basis. The Legal Shield benefit was introduced in 1999. There were approximately 932,000 Legal Shield subscribers at December 31, 2004 compared to approximately 881,000 at December 31, 2003.

Identity Theft Shield Benefit

During the third quarter of 2003, we announced a joint marketing agreement with Kroll Background America Inc., a subsidiary of Kroll Inc., that allows our independent sales associates to market Kroll's identity theft benefits in 48 states. By adding the new Identity Theft Shield to their existing family Membership, members have toll free access to the identity theft specialists at Kroll. This benefit can be added to a legal service Membership for $9.95 per month or purchased separately for $12.95 per month. The identity theft related benefits include a credit report and related instructional guide, a credit score and related instructional guide, credit report monitoring with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services. There were approximately 311,000 and 91,000 subscribers at December 31, 2004 and 2003, respectively, comprised of 284,000 and 87,000 subscribers at $9.95 per month and 27,000 and 4,000 subscribers at $12.95 per month.

Canadian Family Plan

The Family Legal Plan is currently marketed in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. We began operations in Ontario and British Columbia during 1999, Alberta in February 2001 and Manitoba in August 2001. Benefits of the Canadian plan include expanded preventive benefits including assistance with Canadian Government agencies, warranty assistance and small claims court assistance as well as the preferred member discount. Canadian Membership fees collected during 2004 were approximately $4.4 million in U.S. dollars compared to $4.2 million collected in 2003 and $3.7 million collected in 2002.

Specialty Legal Service Plans

In addition to the Family Legal Plan described above, we also offer other specialty or niche legal service plans. These specialty plans usually contain many of the Family Legal Plan benefits adjusted as necessary to meet specific industry or prospective member requirements. In addition to those specialty plans described below, we will continue to evaluate and develop other such plans as the need and market allow.

Business Owners' Legal Solutions Plan

The Business Owners' Legal Solutions plan was developed during 1995 and provides business oriented legal service benefits for small businesses with 99 or fewer employees. This plan was developed and test marketed in selected geographical areas and more widely marketed beginning in 1996 at a monthly rate of $69.00. This plan provides small businesses with legal consultation and correspondence benefits, contract and document reviews, debt collection assistance and reduced rates for any non-covered areas. During 1997, the coverage offered pursuant to this plan was expanded to include trial defense benefits and Membership in GoSmallBiz.com, an unrelated Internet based service provider. Through GoSmallBiz.com, members may receive unlimited business consultations from business consultants and have access to timely small business articles, educational software, Internet tools and more. This expanded plan is currently marketed at a monthly rate ranging from $69 to $150 ($175 in Canada) depending on the number of employees and provides business oriented legal service benefits for any for-profit business with 99 or fewer employees. This plan is available in 42 states and provinces and represented approximately 4.3%, 3.7% and 4.0% of our Membership fees during 2004, 2003 and 2002, respectively.

Law Officers Legal Plan

The Law Officers Legal Plan, developed in 1991 and marketed to law enforcement officers, provides 24-hour job-related emergency toll-free access to a provider law firm and provides legal services associated with administrative hearings. This plan was designed to meet the legal needs of persons in the law enforcement profession and is currently marketed at the monthly rate of $16.00 or at a group rate of $14.95. We have members covered under the Law Officers Legal Plan in 27 states. The Law Officers Legal Plan offers the basic family legal plan benefits described above without the motor vehicle related benefits. These motor vehicle benefits are available in the Law Officers Legal Plan only for defense of criminal charges resulting from the operation of a licensed motor vehicle. Additionally, at no charge to the member, a 24-hour emergency hotline is available to access the services of the provider law firm in situations of job-related urgency. The Law Officers Legal Plan also offers representation at no additional charge for up to ten hours (five hours per occurrence) for two administrative hearings or inquiries per year and one pre-termination hearing per Membership year before a review board or arbitrator. Preparation and/or counsel for post-termination hearings are also available to members as a schedule of benefits, which increases with each Membership year. The schedule of benefits is similar to that offered under the Family Legal Plan Trial Defense, including the availability of the optional pre-trial hours described above for an additional $9.00 per month. During the years ended December 31, 2004, 2003 and 2002, the Law Officers Legal Plan accounted for approximately 1.4%, .9% and 1.4%, respectively, of our Membership fees.

Commercial Driver Legal Plan

The Commercial Driver Legal Plan, developed in 1986, is designed specifically for the professional truck driver and offers a variety of driving-related benefits, including coverage for moving and non-moving violations. This plan provides coverage by a provider law firm for persons who drive a commercial vehicle. This legal service plan is currently offered in 45 states. In certain states, the Commercial Driver Legal Plan is underwritten by the Road America Motor Club, an unrelated motor service club. During the years ended December 31, 2004, 2003 and 2002, this plan accounted for approximately 1.2%, .9% and 1.3%, respectively, of Membership fees. The Plan underwritten by the Road America Motor Club is available at the monthly rate of $35.95 or at a group rate of $32.95. Plans underwritten by us are available at the monthly rate of $32.95 or at a group rate of $29.95. Benefits include the motor vehicle related benefits described above, defense of Department of Transportation violations and the 25% discounted rate for services beyond plan scope, such as defense of non-moving violations. The Road America Motor Club underwritten plan includes bail and arrest bonds and services for family vehicles.

Home-Based Business Rider

The Home-Based Business plan was designed to provide small business owners access to commonly needed legal services. It can be added to the Expanded Family Legal Plan in approved states. To qualify, the business and residence address must be the same with three or fewer employees and be a for-profit business that is not publicly traded. Benefits under this plan include unlimited business telephone consultation, review of three business contracts per month, three business and debt collection letters per month and discounted trial defense rates.

This plan also includes Membership in GoSmallBiz.com. This plan is available in 36 states and represented approximately 1.4%, 1.6% and 1.7% of our Membership fees during 2004, 2003 and 2002, respectively.

Comprehensive Group Legal Services Plan

In late 1999 we introduced the Comprehensive Group plan, designed for the large group employee benefit market. This plan, available in 35 states, provides all the benefits of the Family Legal Plan as well as mortgage document preparation, assistance with uncontested legal situations such as adoptions, name changes, separations and divorces. Additional benefits include the preparation of health care power of attorney and living wills or directives to physicians. Although we have experienced decreased sales of this plan during the last year (4,482 Memberships, 8,795 Memberships and 7,051 Memberships during 2004, 2003 and 2002, respectively), we still believe this plan improves our competitive position in the large group market. We continue to emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle.

Other than additional benefits such as the Legal Shield and Identity Theft Shield benefits described above, the basic structure and design of the Membership benefits has not significantly changed over the last several years. The consistency in plan design and delivery provides us consistent, accurate data about plan utilization which enables us to manage our benefit costs through the capitated payment structure to provider firms. We frequently evaluate and consider other plan benefits that may include other services complimentary to the basic legal service plan.

Provider Law Firms

Our Memberships generally allow members to access legal services through a network of independent provider law firms under contract with us generally referred to as "provider law firms." Provider law firms are paid a fixed fee on a per capita basis to render services to plan members residing within the state or province as provided by the contract. Because the fixed fee payments by us to provider law firms in connection with the Memberships do not vary based on the type and amount of benefits utilized by the member, this arrangement provides significant advantages to us in managing our cost of benefits. Pursuant to these provider law firm arrangements and due to the volume of revenue directed to these firms, we have the ability to more effectively monitor the customer service aspects of the legal services provided and the financial leverage to help ensure a customer friendly emphasis by the provider law firms. Generally, due to the volume of revenue that may be directed to particular provider law firms, we have has access to larger, more diversified law firms. Through our members, we are typically the largest client base of our provider law firms.

Provider law firms are selected to serve members based on a number of factors, including recommendations from provider law firms and other lawyers in the area in which the candidate provider law firm is located and in neighboring states, our investigation of bar association standing and client references, evaluation of the education, experience and areas of practice of lawyers within the firm, on-site evaluations by our management, and interviews with lawyers in the firm who would be responsible for providing services. Most importantly, these candidate law firms are evaluated on the firm's customer service philosophy.

The majority of provider law firms are connected to us via high-speed digital links to our management information systems, thereby providing real-time monitoring capability. This online connection offers the provider law firm access to specially designed software developed by us for administration of legal services by the firm. These systems provide statistical reports of each law firm's activity and performance and allow virtually all of the members served by provider law firms to be monitored on a near real-time basis. The few provider law firms that are not online with us typically have a small Membership base and must provide various weekly reports to us to assist in monitoring the firm's service level. The combination of the online statistical reporting and weekly service reports for smaller provider law firms allows quality control monitoring of over 15 separate service delivery benchmarks. In addition, we regularly conduct extensive random surveys of members who have used the legal services of a provider law firm. We survey members in each state every 60 days, compile the results of such surveys and provide the provider law firms with copies of each survey and the overall summary of the results. If a member indicates on a survey the service did not meet their expectation, the member is contacted as soon as possible to resolve the issue.

Each month, provider law firms are presented with a comprehensive report of ratings related to our online monitoring, member complaints, member survey evaluations, telephone reports and other information developed in connection with member service monitoring. If a problem is detected, we recommend immediate remedial actions to the provider law firms to eliminate service deficiencies. In the event the deficiencies of a provider law firm are not eliminated through discussions and additional training with us, such deficiencies may result in the termination of the provider law firm. We are in constant communication with our provider law firms and meet with them frequently for additional training, to encourage increased communications with us and to share suggestions relating to the timely and effective delivery of services to our members.

Each attorney member of the provider law firm rendering services must have at least two years of experience as a lawyer, unless we waive this requirement due to special circumstances such as instances when the lawyer demonstrates significant legal experience acquired in an academic, judicial or similar capacity other than as a lawyer. We provide customer service training to the provider law firms and their support staff through on-site training that allows us to observe the individual lawyers of provider law firms as they directly assist the members.

Agreements with provider law firms: (a) generally permit termination of the agreement by either party upon 60 days prior written notice, (b) permit us to terminate the Agreement for cause immediately upon written notice, (c) require the firm to maintain a minimum amount of malpractice insurance on each of its attorneys, in an amount not less than $100,000, (d) preclude us from interference with the lawyer-client relationship, (e) provide for periodic review of services provided, (f) provide for protection of our proprietary information and (g) require the firm to indemnify us against liabilities resulting from legal services rendered by the firm. We are precluded from contracting with other law firms to provide the same service in the same geographic area, except in situations where the designated law firm has a conflict of interest, we enroll a group of 500 or more members, or when the agreement is terminated by either party. Provider law firms are precluded from contracting with other prepaid legal service companies without our approval. Provider law firms receive a fixed monthly payment for each member who are residents in the service area and are responsible for providing the Membership benefits without additional remuneration. If a provider law firm delivers legal services to an open panel member, the law firm is reimbursed for services rendered according to the open panel Membership. As of December 31, 2004, provider law firms averaged approximately 59 employees each and on average are evenly split between support staff and lawyers.

We have had occasional disputes with provider law firms, some of which have resulted in litigation. The toll-free telephone lines utilized and paid for by the provider law firms are owned by us so that in the event of a termination, the members' calls can be rerouted very quickly. Nonetheless, we believe that our relations with provider law firms are generally very good. At the end of 2004 and 2003, we had provider law firms representing 46 states and four provinces compared to 45 states and three provinces at the end of 2002. During the last three calendar years, our relationships with a total of four provider law firms were terminated by us or the provider law firm. As of December 31, 2004, 26 provider law firms have been under contract with us for more than eight years with the average tenure of all provider law firms being approximately 7.6 years.

We have an extensive database of referral lawyers who have provided services to our members for use by members when a designated provider law firm is not available. Lawyers with whom members have experienced verified service problems, or are otherwise inappropriate for the referral system, are removed from our list of referral lawyers.

Identity Theft Shield Benefits Provider

Kroll, a wholly-owned subsidiary of March & McLennan Companies, Inc., is one of the world's leading risk consulting companies. Kroll provides a broad range of investigative, intelligence, financial, security, and technology services to help clients reduce risks, solve problems, and capitalize on opportunities. Headquartered in New York with more than 60 offices on six continents, Kroll has a multidisciplinary corps of more than 2,200 employees and serves a global clientele of law firms, financial institutions, corporations, nonprofit institutions, government agencies, and individuals. Over the last three years, Kroll has developed a unique solution for victims of identity theft and this service is now available to our members through the Identity Theft Shield benefit. Similar to the provider law firms, Kroll is paid a fixed fee on a monthly per capita basis to render services to IDT members.

Marketing

Multi-Level Marketing

We market Memberships through a multi-level marketing program that encourages individuals to sell Memberships and allows individuals to recruit and develop their own sales organizations. Commissions are paid only when a Membership is sold or an associate subscribes to our *eService* package (described below). No commissions are paid based solely on recruitment. When a Membership is sold, commissions are paid to the associate making the sale, and to other associates (on average, 13 others at December 31, 2004 and December 31, 2003) who are in the line of associates who directly or indirectly recruited the selling associate. We provide training materials, organize area-training meetings and designate personnel at the home office specially trained to answer questions and inquiries from associates. We offer various communication avenues to our sales associates to keep such associates informed of any changes in the marketing of our Memberships. The primary communication vehicles we utilize to keep our sales associates informed include extensive use of conference calls and e-mail, an interactive voice-mail service, *The Connection* monthly magazine, an interactive voice response system, a monthly DVD (digital video disc) program and our website, prepaidlegal.com.

Multi-level marketing is primarily used for marketing based on personal sales since it encourages individual or group face-to-face meetings with prospective members and has the potential of attracting a large number of sales personnel within a short period of time. Our marketing efforts towards individuals typically target the middle income family or individual and seek to educate potential members concerning the benefits of having ready access to legal counsel for a variety of everyday legal problems. Memberships with individuals or families sold by the multi-level sales force constituted 75% of our Memberships in force at December 31, 2004 compared to 75% and 73% at December 31, 2003 and 2002. Although other means of payment are available, approximately 73% of fees on Memberships purchased by individuals or families are paid on a monthly basis by means of automatic bank draft or credit card.

Our marketing efforts towards employee groups, principally on a payroll deduction payment basis, are designed to permit our sales associates to reach more potential members with each sales presentation and strive to capitalize on, among other things, what we perceive to be a growing interest among employers in the value of providing legal service plans to their employees. Memberships sold through employee groups constituted approximately 25% of total Memberships in force at December 31, 2004 compared to 25% and 27% at December 31, 2003 and 2002. Adverse publicity about us is responsible, to some extent, for the decline in group memberships on a percentage basis. The majority of employee group Memberships are sold to school systems, governmental entities and businesses. We emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle. No group accounted for more than 1% of our consolidated revenues from Memberships during 2004, 2003 or 2002. Substantially all group Memberships are paid on a monthly basis. We are active in legislative lobbying efforts to enhance our ability to market to public employee groups and to encourage Congress to reenact legislation to permit legal service plans to qualify for pre-tax payments under tax qualified employee cafeteria plans.

Sales associates are generally engaged as independent contractors and are provided with training materials and are given the opportunity to participate in our training programs. Sales associates are required to complete a specified training program prior to marketing our Memberships to employee groups. All advertising and solicitation materials used by sales associates must be approved by us prior to use. At December 31, 2004, we had 343,696 "vested" sales associates compared to 329,600 and 341,116 "vested" sales associates at December 31, 2003 and 2002, respectively. A sales associate is considered to be "vested" if he or she has personally sold at least three new Memberships per quarter or if he or she retains a personal Membership. A vested associate is entitled to continue to receive commissions on prior sales after all previous commission advances have been recovered. However, a substantial number of vested associates do not continue to market the Membership, as they are not required to do so in order to continue to be vested. During 2004, we had 79,716 sales associates who personally sold at least one Membership, of which 41,699 (52%) made first time sales. During 2003 and 2002 we had 84,207 and 103,112 sales associates producing at least one Membership sale, respectively, of which 45,920 (55%) and 65,383 (63%), respectively, made first time sales. During 2004, we had 9,895 sales associates who personally sold more than ten Memberships compared to 10,685 and 12,738 in 2003 and 2002, respectively. A substantial number of our sales associates market our Memberships on a part-time basis only. For the year 2004, new sales associates enrolled decreased 1% to 107,552 from the 108,557 enrolled in 2003.

We derive revenues from our multi-level marketing sales force, principally from a one-time enrollment fee of $65 from each new sales associate for which we provide initial marketing supplies and enrollment services to the associate. In January 1997, we implemented a new combination classroom and field training program, titled Fast Start to Success ("Fast Start"), aimed at increasing the level of new Membership sales per associate. Associates successfully completed the program by writing three new Memberships and recruiting a new sales associate or by personally selling five new Memberships within 45 days of the associate's start date. Associates in states that require the associate to become licensed have 45 days from the issue date on their license to complete the same requirements. The program typically requires a fee ranging from zero to $184 per new associate, depending on special promotions we implement from time to time, that we earn upon completion of the training program. Amounts collected from sales associates are intended primarily to offset our costs incurred in recruiting and training and providing materials to sales associates and are not intended to generate profits from such activities. Other revenues from sales associates represent the sale of marketing supplies and promotional materials and includes fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

We continually review our compensation plan for the multi-level marketing force to assure that the various financial incentives in the plan encourage our desired goals. We offer various incentive programs from time to time and frequently adjust the program to maintain appropriate incentives and to improve Membership production and retention.

We hold our International Convention once a year, typically in the spring, and a Leadership Summit, typically in the fall, and routinely host more than 10,000 of our sales associates at these events. These events are intended to provide additional training, corporate updates, new announcements, motivation and associate recognition. Additionally, we offer the *Player's Club* incentive program providing additional incentives to our associates as a reward for consistent, quality business. Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period.

Regional Vice Presidents

We have a group of employees that serve as Regional Vice Presidents ("RVPs") responsible for associate activity in a given geographic region and with the ability to appoint independent contractors as Area Coordinators within the RVP's region. The RVPs have weekly reporting requirements as well as quarterly sales and recruiting goals. The RVP and Area Coordinator program provides a basis to effectively monitor current sales activity, further educate and motivate the sales force and otherwise enhance the relationships between the associates and us. New products and initiatives will continue to be channeled through the RVPs and Area Coordinators. At December 31, 2004, we had 102 RVPs in place.

Pre-Paid Legal Benefits Association

The PPL Benefits Association (PPLBA) was founded in 1999 with the intent of providing sales associates the opportunity to have access, at their own expense, to health insurance and life insurance benefits. Membership in the Association allows a sales associate to become eligible to enroll in numerous benefit programs, as well as take advantage of attractive affinity agreements. Membership in this association is open to sales associates that reach a certain level within our marketing programs who also maintain an active personal legal services Membership. The PPLBA is a separate association not owned or controlled by us and is governed by an 8 member Board of Directors, including four officer positions. None of the officers or directors of the PPLBA serve in any such capacity with us. The PPLBA employs a Director of Associate Benefits paid by the Association. Affinity programs available to members of the PPLBA include credit cards, long-distance, wireless services, safety trip plan, mortgage and real estate assistance and a travel club. As determined by its Board of Directors, some of the revenue generated by the PPLBA through commissions from vendors of the benefits and affinity programs or contributed to the Association by us may be used to make open-market purchases of our stock for use in stock bonus awards to Association members based on criteria established from time to time by the Board of Directors of the PPLBA. Since inception and through December 31, 2004, approximately 36,000 shares were purchased by the PPLBA for awards to its members. In 2002, the PPLBA offered cash in lieu of stock awards and approximately 21,000 shares purchased by the Association were sold to us on January 2, 2003 at the stock's closing price to fund the awards. The PPLBA awarded approximately 5,000 and 10,000 shares of stock to Association members representing the 2004 and 2003 stock bonus awards, respectively.

Cooperative Marketing

We have in the past, and may in the future, develop marketing strategies pursuant to which we seek arrangements with insurance and service companies that have established sales forces. Under such arrangements, the agents or sales force of the cooperative marketing partner market our Memberships along with the products already marketed by the partner's agents or sales force. Such arrangements allow the cooperative marketing partner to enhance its existing customer relationships and distribution channels by adding our product to the marketing partner's existing range of products and services, while we are able to gain broader Membership distribution and access to established customer bases.

We have a cooperative marketing agreement with Atlanta-based Primerica Financial Services ("PFS"), a subsidiary of Citigroup, Inc. PFS is one of the largest financial services marketing organizations in North America with more than 100,000 personal financial analysts across the U.S. and Canada. The PFS cooperative marketing agreement resulted in approximately 19,000 new Membership sales during 2004 and 15,000 new Membership sales during each of 2003 and 2002.

We have had limited success with cooperative marketing arrangements in the past and are unable to predict with certainty what success we will achieve, if any, under our existing or future cooperative marketing arrangements.

Operations

Our corporate operations involve Membership application processing, member-related customer service, various associate-related services including commission payments, receipt of Membership fees, related general ledger accounting, and managing and monitoring the provider law firm relationships.

We utilize a management information system to control operations costs and monitor benefit utilization. Among other functions, the system evaluates benefit claims, monitors member use of benefits and monitors marketing/sales data and financial reporting records. Our dominant concerns in the architecture of private networks and web systems include security, scalability, capacity to accommodate peak traffic and business continuity in the event of a disaster. We believe our management information system has substantial capacity to accommodate increases in business data before substantial upgrades will be required. We believe this excess capacity will enable us to experience a significant increase in the number of members serviced with less than a commensurate increase of administrative costs.

We have built a strong Internet presence to strengthen the services provided to both members and associates. Our Internet site, at www.prepaidlegal.com, welcomes the multifaceted needs of our members, sales force, investors and prospects. It has also reduced costs associated with communicating critical information to the associate sales force.

Our operations also include departments specifically responsible for marketing support and regulatory and licensing compliance. We have an internal production staff that is responsible for the development of new audio and video sales materials.

Quality Control

In addition to our quality control efforts for provider law firms described above, we also closely monitor the performance of our home office personnel, especially those who have telephone contact with members or sales associates. We record home office employee telephone calls with our members and sales associates to assure that our policies are being followed and to gather data about recurring problems that may be avoided through modifications in policies. We also use such recorded calls for training and recognition purposes.

Competition

We compete in a variety of market segments in the legal service plan industry, including, among others, individual enrollment plans, employee benefit plans and certain specialty segments. Our principal competitors are Hyatt Legal Plans (a MetLife company), ARAG Group (formerly Midwest Legal Services), LawPhone/ACS, National Legal Plan and Legal Services Plan of America (a GE Financial Assurance Partnership Marketing Group company, formerly the Signature Group). Most of these concentrate their marketing to larger employer groups and offer open panel plans.

If a greater number of companies seek to enter the legal service plan market, we will experience increased competition in the marketing of our Memberships. However, we believe our competitive position is enhanced by our actuarial database, our existing network of provider attorney law firms and our ability to tailor products to suit various types of distribution channels or target markets. We believe that no other competitor has the ability to monitor the customer service aspect of the delivery of legal services to the same extent we do. Finally, we have intentionally concentrated our group marketing to small employer groups. Serious competition is most likely from companies with significant financial resources and advanced marketing techniques.

Regulation

We are regulated by or required to file with or obtain approval of State Insurance Departments, Secretaries of State, State Bar Associations and State Attorney General offices depending on individual state opinions of regulatory responsibility for legal expense plans. We are also required to file with similar government agencies in Canada. While some states or provinces regulate legal expense plans as insurance or specialized legal expense products, others regulate them as services.

As of December 31, 2004, we or one of our subsidiaries were marketing new Memberships in 38 states or provinces that require no special licensing. Our subsidiaries serve as operating companies in 16 states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are Pre-Paid Legal Casualty, Inc. ("PPLCI") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). Of our total Memberships in force as of December 31, 2004, 32% were written in jurisdictions that subject us or one of our subsidiaries to insurance or specialized legal expense plan regulation. We are actively working with regulators in the various states in which our subsidiaries are regulated as insurance to explore other regulatory alternatives to eliminate some of the agent licensing or financial and marketing regulation that is prevalent in the insurance industry. The regulatory environment in Texas was modified, effective March 1, 2004, to eliminate insurance regulation of our business.

We began selling Memberships in the Canadian provinces of Ontario and British Columbia during 1999, Alberta during February 2001 and Manitoba during August 2001. The Memberships we currently market in such provinces do not constitute an insurance product and therefore are exempt from insurance regulation.

In states with no special licensing or regulatory requirements, we commence operations only when advised by the appropriate regulatory authority that proposed operations do not constitute conduct of the business of insurance. There is no assurance that Memberships will be exempt from insurance regulation even in states or provinces with no specific regulations. In these situations, we or one of our subsidiaries would be required to qualify as an insurance company in order to conduct business.

PPLCI serves as the operating company in most states where Memberships are determined to be an insurance product. PPLCI is organized as a casualty insurance company under Oklahoma law and as such is subject to regulation and oversight by various state insurance agencies where it conducts business. These agencies regulate PPLCI's forms, rates, trade practices, allowable investments and licensing of agents and sales associates. These agencies also prescribe various reports, require regular evaluations by regulatory authorities, and set forth-minimum capital and reserve requirements. Our insurance subsidiaries are routinely evaluated and examined by representatives from the various regulatory authorities in the normal course of business. Such examinations have not and are not expected to adversely impact our operations or financial condition in any material way. We believe that all of our subsidiaries meet any required capital and reserve requirements. Dividends paid by PPLCI are restricted under Oklahoma law to available surplus funds derived from realized net profits.

We are required to register and file reports with the Oklahoma Insurance Commissioner as a member of a holding company system under the Oklahoma Insurance Holding Company System Regulatory Act. Transactions between PPLCI and us or any other subsidiary must be at arms-length with consideration for the adequacy of PPLCI's surplus, and must have prior approval of the Oklahoma Insurance Commissioner. Payment of any extraordinary dividend by PPLCI to us requires approval of the Oklahoma Insurance Commissioner. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than 10% of such accumulated available surplus or an amount representing more than the previous years' net profits. During 2002 and 2001, PPLCI declared a $6 million and a $5 million dividend, respectively, payable to us, both of which were paid during 2002. No dividends were declared or paid during 2004 or 2003. At December 31, 2004 PPLCI had approximately $4.1 million available for payment of an ordinary dividend. Any change in our control, defined as acquisition by any method of more than 10% of our outstanding voting stock, including rights to acquire such stock by conversion of preferred stock, exercise of warrants or otherwise, requires approval of the Oklahoma Insurance Commissioner. Holding company laws in some states in which PPLCI operates provide for comparable registration and regulation of us.

Certain states have enacted special licensing or regulatory requirements designed to apply only to companies offering legal service products. These states most often follow regulations similar to those regulating casualty insurance providers. Thus, the operating company may be expected to comply with specific minimum capitalization and unimpaired surplus requirements; seek approval of forms, Memberships and marketing materials; adhere to required levels of claims reserves, and seek approval of premium rates and agent licensing. These laws may also restrict the amount of dividends paid to us by such subsidiaries. PPLSIF is subject to restrictions of this type under the laws of the State of Florida, including restrictions with respect to payment of dividends to us. At December 31, 2004, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner.

As the legal plan industry continues to mature, additional legislation may be enacted that would affect us and our subsidiaries. We cannot predict with any accuracy if such legislation would be adopted or its ultimate effect on operations, but expect to continue to work closely with regulatory authorities to minimize any undesirable impact and, as noted above, to reduce regulatory cost and burden where possible.

Our operations are further impacted by the American Bar Association Model Rules of Professional Conduct ("Model Rules") and the American Bar Association Code of Professional Responsibility ("ABA Code") as adopted by various states. Arrangements for payments to a lawyer by an entity providing legal services to its members are permissible under both the Model Rules and the ABA Code, so long as the arrangement prohibits the entity from regulating or influencing the lawyer's professional judgment. The ABA Code prohibits lawyer participation in closed panel legal service programs in certain circumstances. Our agreements with provider law firms comply with both the Model Rules and the ABA Code. We rely on the lawyers serving as the designated provider law firms for the closed panel benefits to determine whether their participation would violate any ethical guidelines applicable to them. We and our subsidiaries comply with filing requirements of state bar associations or other applicable regulatory authorities.

We are also required to comply with state, provincial and federal laws governing our multi-level marketing approach. These laws generally relate to unfair or deceptive trade practices, lotteries, business opportunities and securities. We have experienced no material problems with marketing compliance. In jurisdictions that require associates to be licensed, we receive all applications for licenses from the associates and forward them to the appropriate regulatory authority. We maintain records of all associates licensed, including effective and expiration dates of licenses and all states in which an associate is licensed. We do not accept new Membership sale applications from any unlicensed associate in such jurisdictions.

Employees

At December 31, 2004, we employed 680 individuals on a full-time basis, exclusive of independent agents and sales associates who are not employees, and excluding RVPs described above. None of our employees are represented by a union. We consider our employee relations to be good.

Foreign Operations

We began operations in the Canadian provinces of Ontario and British Columbia during 1999, Alberta in February 2001 and Manitoba in August 2001 and derived aggregate revenues, including Membership fees and revenues from associate services, from Canada of $4.7 million in U.S. dollars during 2004 compared to $4.5 million and $4.0 million in 2003 and 2002, respectively. Due to the relative stability of the United States and Canadian foreign relations and currency exchange rates, we believe that any risk of foreign operations or currency valuations is minimal and would not have a material effect on our financial condition, liquidity or results of operations.

Availability of Information

We file periodic reports and proxy statements with the Securities and Exchange Commission. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this site is http://www.sec.gov.

Our Internet address is www.prepaidlegal.com. We make available on our website free of charge copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably possible after we electronically file such material with, or furnish it to, the SEC.

ITEM 2. PROPERTIES.

Our executive and administrative offices and our subsidiaries are located at One Pre-Paid Way, Ada, Oklahoma. The office complex, completed in 2004, contains approximately 170,000 square feet of office space and is owned by us and constructed on approximately 87 acres contributed to us by the City of Ada in 2001 as part of an economic development incentive package. Costs incurred through December 31, 2004 of approximately $34.1 million, including $706,000 in capitalized interest costs, have been paid from existing resources and proceeds from a $20 million line of credit for the new office construction.

Continued growth over the past 12 years required us to lease and purchase several ancillary sites to accommodate our expanding workforce before constructing our new headquarters. The new headquarters contains two long bars of open office area designed to serve as podiums, which stretch east from the northern and southern edges of the tower. Two and three stories high respectively, the podiums house the call centers and Information Technology departments. Only 60 feet across, they are designed to ensure that employees are never more that thirty feet from a source of daylight. Shared corporate services -- including a 650-seat auditorium, dining hall, exercise facility, and a connecting corridor containing a company history gallery -- are located at the east end of the bars, creating a central courtyard. The courtyard features a reflecting pool and a 12-foot bronze sculpture of our logo, the Lady of Justice, a universal symbol of justice. The building's main entrance welcomes its frequent visitors, celebrates our history, and is designed to convey the tradition of civic judicial buildings. The building is designed to expand over time without negatively impacting the site layout or the building concept and we emphasized the use of modular furnishings to provide enhanced flexibility. We placed importance on the goal of providing each employee with an excellent work environment.

Additionally, we fully utilize another distribution facility located about two miles from our new offices and containing approximately 17,000 square feet of office and warehouse and shipping space. Our previous headquarters of approximately 40,000 square feet and two other buildings containing approximately 18,600 combined square feet located adjacent to the distribution facility are now used as disaster recovery, or business continuity, sites.

In addition to the property described above that we own, we opened an additional Customer Care facility in Antlers, Oklahoma during March 2000, in building space provided by the City of Antlers at no cost to us. In conjunction with a rural economic development program coordinated by the City of Antlers, a new facility was built at no cost to us that can accommodate approximately 100 customer service representatives. We leased the facilities from the City of Antlers upon completion of the construction in November 2002. We are considering similar arrangements with other cities within Oklahoma to help diversify our access to competent labor pools and expect to open a facility in Duncan, Oklahoma in 2005 which will ultimately employ approximately 100 customer service representatives.

ITEM 3. LEGAL PROCEEDINGS.

We and various of our executive officers have been named as defendants in a putative securities class action originally filed in the United States District Court for the Western District of Oklahoma in early 2001 seeking unspecified damages on the basis of allegations that we issued false and misleading financial information, primarily related to the method we used to account for commission advance receivables from sales associates. On March 5, 2002, the Court granted our motion to dismiss the complaint, with prejudice, and entered a judgment in favor of the defendants. Plaintiffs thereafter filed a motion requesting reconsideration of the dismissal which was denied. The plaintiffs have appealed the judgment and the order denying their motion to reconsider the judgment to the Tenth Circuit Court of Appeals. In August 2002 the lead institutional plaintiff withdrew from the case, leaving two individual plaintiffs as lead plaintiffs on behalf of the putative class. As of December 31, 2003, the briefing in the appeal had been completed. On January 14, 2004 oral argument was held in the appeal and as of February 22, 2005, a decision was pending. We are unable to predict when a decision will be made on this appeal, and the ultimate outcome of the case is not determinable.

Beginning in the second quarter of 2001 multiple lawsuits were filed against us, certain officers, employees, sales associates and other defendants in various Alabama and Mississippi state courts by current or former members seeking actual and punitive damages for alleged breach of contract, fraud and various other claims in connection with the sale of Memberships. During 2004, there were at one time as many as 30 separate lawsuits involving approximately 285 plaintiffs in Alabama. As of February 22, 2005, as a result of dismissals, summary judgments, or settlements for nominal amounts, we were aware of approximately 15 separate lawsuits involving approximately 56 plaintiffs that have been filed in multiple counties in Alabama. As of February 22, 2005, we were aware of 16 separate lawsuits involving approximately 426 plaintiffs in multiple counties in Mississippi. Certain of the Mississippi lawsuits also name our former provider attorney in Mississippi as a defendant. Proceedings in several of the eleven cases which name our provider attorney as a defendant had been stayed pending the Mississippi Supreme Court's ruling on the Pre-Paid defendants' appeal of a trial court's granting of a partial summary judgment that the action is not required to be submitted to arbitration. On April 1, 2004, the Mississippi Supreme Court affirmed the trial court's partial summary judgment that arbitration should not be had in one of the cases on appeal. Pre-Paid asked the Mississippi Supreme Court to rehear that issue but that motion was denied on June 3, 2004 and Pre-Paid sought certiorari on that issue with the United States Supreme Court on September 1 and 8, 2004 which was denied At least three complaints have been filed by the law firm representing plaintiffs in eleven of the cases on behalf of certain of the Mississippi plaintiffs and others with the Attorney General of Mississippi in March 2002, December 2002 and August 2003. We have responded to the Attorney General's requests for information with respect to these complaints, and as of February 22, 2005, we were not aware of any further actions being taken by the Attorney General. In Mississippi, we filed lawsuits in the United States District Court for the Southern and Northern Districts of Mississippi in which we seek to compel arbitration of the various Mississippi claims under the Federal Arbitration Act and the terms of our Membership agreements. One of the federal courts has ordered arbitration of a case involving 8 plaintiffs. These cases are all in various stages of litigation, including trial settings in Alabama in April 2005, and in Mississippi in May 2005, and seek varying amounts of actual and punitive damages. The first trial in Mississippi on these cases resulted in a unanimous jury verdict in our favor, including other named defendants, on all claims on October 19, 2004, while the second trial in Mississippi resulted in an insubstantial plaintiff's verdict on February 15, 2005. Although the amount of Membership fees paid by the plaintiffs in the Mississippi cases is $500,000 or less, certain of the cases seek damages of $90 million. Additional suits of a similar nature have been threatened. The ultimate outcome of any particular case is not determinable.

On April 19, 2002, counsel in certain of the above-referenced Alabama suits also filed a similar suit against us and certain of our officers in the District Court of Creek County, Oklahoma on behalf of Jeff and Jana Weller individually and doing business as Hi-Tech Auto making similar allegations relating to our Memberships and seeking unspecified damages on behalf of a "nationwide" class. The Pre-Paid defendants' preliminary motions in this case were denied, and on June 17, 2003, the Oklahoma Court of Civil Appeals reversed the trial court's denial of the Pre-Paid defendants' motion to compel arbitration, finding that the trial court erred when it denied Pre-Paid's motion to compel arbitration pursuant to the terms of the valid Membership contracts, and remanded the case to the trial court for further proceedings consistent with that opinion. On December 3, 2004, the District Court ordered the plaintiffs to proceed with the arbitration. The ultimate outcome of this case is not determinable.

On June 29, 2001, an action was filed against us in the District Court of Canadian County, Oklahoma. In 2002, the petition was amended to add five additional named plaintiffs and to add and drop certain claims. This action was originally a putative class action brought by Gina Kotwitz, later adding, George Kotwitz, Rick Coker, Richard Starke, Jeff Turnipseed and Aaron Bouren, on behalf of our sales associates. The amended petition seeks injunctive and declaratory relief, with such other damages as the court deems appropriate, for alleged violations of the Oklahoma Uniform Consumer Credit Code in connection with our commission advances, and seeks injunctive and declaratory relief regarding the enforcement of certain contract provisions with sales associates, including a request stated in June 2003 for the imposition of a constructive trust as to earned commissions applied to the reduction of debit balances and disgorgement of all earned renewal commissions applied to the reduction of debit balances. On September 23, 2003 the court entered an order dismissing the class action allegations upon the motion of the plaintiffs. The order provides that the action will proceed only on an individual basis, and that the hearing on plaintiffs' motion for class certification previously set for February 2004 was cancelled. Oral argument on our motion for summary judgment was held on July 2, 2004 and on December 17, 2004 the District Court granted our motion for summary judgment. On January 27, 2005 three of the five plaintiffs filed a motion to vacate and/or for new trial. This motion is set for hearing on April 22, 2005. The claims of the remaining two plaintiffs have been dismissed with prejudice. The ultimate outcome of this case is not determinable.

On March 1, 2002, an action was filed in the United States District Court for the Western District of Oklahoma by Caroline Sandler, Robert Schweikert, Sal Corrente, Richard Jarvis and Vincent Jefferson against us and certain executive officers. This action is a putative class action seeking unspecified damages filed on behalf of our sales associates and alleges that the marketing plan offered by us constitutes a security under the Securities Act of 1933 and seeks remedies for failure to register the marketing plan as a security and for violations of the anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with representations alleged to have been made in connection with the marketing plan. The complaint also alleges violations of the Oklahoma Securities Act, the Oklahoma Business Opportunities Sales Act, breach of contract, breach of duty of good faith and fair dealing and unjust enrichment and violation of the Oklahoma Consumer Protection Act and negligent supervision. This case is subject to the Private Litigation Securities Reform Act. Pursuant to the Act, the Court has approved the named plaintiffs and counsel and an amended complaint was filed in August 2002. The Pre-Paid defendants filed motions to dismiss the complaint and to strike the class action allegations on September 19, 2002, and discovery in the action was stayed pending a ruling on the motion to dismiss. On July 24, 2003, the Court granted in part and denied in part the Pre-Paid defendants' motion to dismiss. The claims asserted under the Securities Exchange Act of 1934 and the Oklahoma Securities Act were dismissed without prejudice. The motion was denied as to the remaining claims. On September 8, 2004, the Court denied plaintiffs motion for class certification. Plaintiffs petitioned the Tenth Circuit Court of Appeals for permission to appeal the class certification ruling, and the Tenth Circuit Court of Appeals denied the petition for interlocutory appeal. The ultimate outcome of this case is not determinable.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which it is named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested.

While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense in the consolidated statements of income. We have established an accrued liability it believes will be sufficient to cover estimated damages in connection with various cases (exclusive of ongoing defense costs which are expensed as incurred), which at December 31, 2004 was $3.0 million. We believe we have meritorious defenses in all pending cases and will vigorously defend against the plaintiffs' claims. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price of and Dividends on the Common Stock

At February 18, 2005, there were 5,400 holders of record (including brokerage firms and other nominees) of our common stock, which is listed on the New York Stock Exchange under the symbol "PPD." The following table sets forth, for the periods indicated, the range of high and low sales prices for the common stock, as reported by the New York Stock Exchange.

	High	Low
2005:		
1st Quarter (through February 23)	$38.37	$30.69
2004:		
4th Quarter	$40.39	$25.45
3rd Quarter	26.10	22.25
2nd Quarter	25.50	22.27
1st Quarter	26.33	21.57
2003:		
4th Quarter	$28.30	$23.24
3rd Quarter	25.21	20.60
2nd Quarter	27.40	17.22
1st Quarter	26.80	15.80

On December 6, 2004, we declared our first cash dividend of $0.50 per share on our outstanding shares of common stock. The $7.8 million dividend was payable on January 14, 2005 to shareholders of record as of the close of business on December 20, 2004.

It is anticipated that earnings generated from our operations will be used to finance our growth, to continue to purchase shares of our stock, to retire existing debt and possibly pay cash dividends. We have loans as described in "Management's Discussion and Analysis – Liquidity and Capital Resources," which currently prohibit payment of cash dividends in excess of 50% of net income. Any decision by our Board of Directors to pay additional cash dividends in the future will depend upon, among other factors, our earnings, financial condition, capital requirements and approval from our lender for any dividends in excess of 50% of net income. In addition, our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than 10% of such accumulated available surplus or an amount representing more than the previous years' net profits. During 2002 and 2001, PPLCI declared a $6 million and a $5 million dividend payable to us, both of which were paid during 2002 but no dividends were declared or paid during 2004 or 2003. PPLSIF is similarly restricted pursuant to the insurance laws of Florida. At December 31, 2004, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner. At December 31, 2004 PPLCI had approximately $4.1 million available for payment of an ordinary dividend. At December 31, 2004 the amount of restricted net assets of consolidated subsidiaries was $21.3 million.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plans

The following table provides information with respect to our equity compensation plans as of December 31, 2004, (other than our tax qualified Employee Stock Ownership Plan designed to provide retirement benefits).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	734,500	$24.22	1,346,252
Equity compensation plans not approved by security holders (2)	127,990	21.94	–
Total	862,490	$23.88	1,346,252

(1) These stock options have been issued pursuant to our Stock Option Plan which has been approved by security holders. We do not expect to grant any additional options under this plan.

(2) These stock options have been issued to our Regional Vice Presidents ("RVPs") (described above) in order to encourage stock ownership by our RVPs and to increase the proprietary interest of such persons in our growth and financial success. These options have been granted periodically to RVPs since 1996. Options are granted at fair market value at the date of the grant and are generally immediately exercisable for a period of three years or within 90 days of termination, whichever occurs first. There were 36,751, 106,002 and 244,679 total options granted to RVPs in the years ended December 31, 2004, 2003 and 2002, respectively. We discontinued the RVP stock option grants immediately after the 2003 fourth quarter stock options were awarded in the first quarter of 2004.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of stock in the open market during the fourth quarter of 2004.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 2004	4,400	$ 27.42	4,400	964,682
November 2004	42,500	29.62	42,500	922,182
December 2004...........	–	–	–	922,182
Total............................	46,900	$ 31.63	46,900	

(1) We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has subsequently from time to time increased such authorization from 500,000 shares to 10,000,000 shares. The most recent authorization was for 1,000,000 additional shares August 9, 2004 and there has been no time limit set for completion of the repurchase program. In addition, we purchased 980,518 shares for $26.00 per share in a tender offer completed on September 28, 2004.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial and statistical data for us as of the dates and for the periods indicated. This information is not necessarily indicative of our future performance. The following information should be read in conjunction with our Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operation included elsewhere herein.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Income Statement Data:	(In thousands, except ratio, per share and Membership amounts)				
Revenues:					
Membership fees	$ 355,461	$ 330,322	$ 308,401	$ 263,514	$ 211,763
Associate services	24,901	25,704	37,418	36,485	30,372
Other	5,575	5,287	4,804	3,662	4,248
Total revenues	385,937	361,313	350,623	303,661	246,383
Costs and expenses:					
Membership benefits	122,280	111,165	103,761	87,429	69,513
Commissions	118,757	115,386	119,371	111,060	96,614
Associate services and direct marketing	29,325	28,929	32,566	29,879	23,251
General and administrative expenses	43,742	36,711	33,256	28,243	21,524
Other, net	9,578	8,546	6,685	5,917	5,078
Total costs and expenses	323,682	300,737	295,639	262,528	215,980
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	62,255	60,576	54,984	41,133	30,403
Provision for income taxes	21,478	20,669	18,970	13,519	9,550
Income from continuing operations before cumulative effect of change in accounting principle	40,777	39,907	36,014	27,614	20,853
Income (loss) from operations of discontinued UFL segment (net of applicable income tax benefit of $0 and $387 for years 2001 and 2000, respectively)	–	–	–	(504)	649
Income before cumulative effect of change in accounting principle	40,777	39,907	36,014	27,110	21,502
Cumulative effect of adoption of SAB 101 (net of applicable income tax benefit of $546)	–	–	–	–	(1,013)
Net income	40,777	39,907	36,014	27,110	20,489
Less dividends on preferred shares	–	–	–	–	4
Net income applicable to common stockholders	$ 40,777	$ 39,907	$ 36,014	$ 27,110	$ 20,485
Basic earnings per common share from continuing operations before cumulative effect of accounting change	$ 2.50	$ 2.28	$ 1.83	$ 1.28	$ .93
Basic earnings per common share from discontinued operations	–	–	–	(.02)	.03
Basic earnings per common share before cumulative effect of change in accounting principle	2.50	2.28	1.83	1.26	.96
Cumulative effect of adoption of SAB 101	–	–	–	–	(.05)
Basic earnings per common share	$ 2.50	$ 2.28	$ 1.83	$ 1.26	$ .91
Diluted earnings per common share from continuing operations before cumulative effect of accounting change	$ 2.48	$ 2.27	$ 1.82	$ 1.28	$ .92
Diluted earnings per common share from discontinued operations	–	–	–	(.02)	.03
Diluted earnings per common share before cumulative effect of accounting change	2.48	2.27	1.82	1.26	.95
Cumulative effect of adoption of SAB 101	–	–	–	–	(.05)
Diluted earnings per common share	$ 2.48	$ 2.27	$ 1.82	$ 1.26	$ .90

Selected Financial Data, continued

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except ratio, per share and Membership amounts)				
Pro forma amounts assuming adoption of SAB 101 is retroactively applied:					
Net income					$ 21,502
Basic earnings per common share					$ .96
Diluted earnings per common share					$ .95
Weighted average number of common shares outstanding – basic	16,313	17,530	19,674	21,504	22,504
Weighted average number of common shares outstanding – diluted	16,458	17,599	19,764	21,544	22,679
Membership Benefits Cost and Statistical Data:					
Membership benefits ratio (1)	34.4%	33.7%	33.6%	33.2%	32.8%
Commissions ratio (1)	33.4%	34.9%	38.7%	42.1%	45.6%
General & administrative expense ratio (1)	12.3%	11.1%	10.8%	10.7%	10.2%
Commission cost per new Membership sold	$ 190	$ 172	$ 154	$ 152	$ 144
New Memberships and stand-alone IDT plans sold	624,525	671,857	773,767	728,295	670,118
Period end Memberships and stand-alone IDT plans in force	1,451,700	1,418,997	1,382,306	1,242,908	1,064,805
New add-on IDT memberships sold	335,792	89,928	–	–	–
Period end add-on IDT memberships in force	283,889	86,602	–	–	–
Average annual Membership fee	$ 274	$ 262	$ 256	$ 251	$ 244
Cash Flow Data:					
Net cash provided before changes in assets and liabilities	$ 51,689	$ 47,731	$ 42,699	$ 30,679	$ 24,247
Net cash provided by operating activities	47,263	51,693	52,073	37,801	23,201
Net cash used in investing activities	(11,322)	(36,901)	(11,074)	(6,963)	(7,965)
Net cash used in financing activities	(31,428)	(14,191)	(34,431)	(27,414)	(13,714)
Balance Sheet Data:					
Total assets	$ 146,064	$ 131,012	$ 96,836	$ 85,720	$ 77,766
Total liabilities	114,617	101,438	61,864	43,496	35,999
Stockholders' equity	31,447	29,574	34,972	42,224	41,767

(1) The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview of the Our Financial Model

We are in one line of business - the marketing of legal expense and other complimentary plans primarily through a multi-level marketing force to individuals. Our principal revenues are derived from membership fees, and to a much lesser extent, revenues from marketing associates. Our principal expenses are commissions, Membership benefits, associates services and direct marketing costs and general and administrative expense. The following table reflects the changes in these categories of revenues and expenses in the last 3 years (dollar amounts in 000's):

	2004	% of Total Revenue	% Change from Prior Year	2003	% of Total Revenue	% Change from Prior Year	2002	% of Total Revenue	% Change from Prior Year
Revenues:									
Membership fees	$ 355,461	92.1	7.6	$ 330,322	91.4	7.1	$ 308,401	88.0	17.0
Associate services	24,901	6.5	(.03)	25,704	7.1	(31.3)	37,418	10.6	2.6
Other	5,575	1.4	5.4	5,287	1.5	10.1	4,804	1.4	31.2
	385,937	100.0	6.8	361,313	100.0	3.0	350,623	100.0	15.5
Costs and expenses:									
Commissions	118,757	30.8	2.9	115,386	31.9	(3.3)	119,371	34.0	7.5
Membership benefits	122,280	31.7	10.0	111,165	30.8	7.1	103,761	29.6	18.7
Associate services and direct marketing	29,325	7.6	1.4	28,929	8.0	(11.2)	32,566	9.3	9.0
General and administrative	43,742	11.3	19.2	36,711	10.2	10.4	33,256	9.5	17.7
Other, net	9,578	2.5	12.1	8,546	2.4	27.8	6,685	1.9	13.0
	323,682	83.9	7.6	300,737	83.2	1.7	295,639	84.3	12.6
Provision for income taxes	21,478	5.6	3.9	20,669	5.7	9.0	18,970	5.4	40.3
Net income	$ 40,777	10.6	2.2	$ 39,907	11.0	10.8	$ 36,014	10.3	32.8

The following table reflects certain data concerning our Membership sales and associate recruiting:

New Memberships:	2004	% Change from Prior Year	2003	% Change from Prior Year	2002
New legal service membership sales	599,929	(10.1)	667,480	(13.7)	773,767
New "stand-alone" IDT membership sales	24,596	461.9	4,377	Note 1	–
Total new membership sales	624,525	(7.0)	671,857	(13.2)	773,767
New "add-on" IDT membership sales	335,792	273.4	89,928		–
Active Memberships:					
Active legal service memberships at end of period	1,424,707	.7	1,414,746	2.3	1,382,306
Active "stand-alone" IDT memberships at end of period	26,993	535.0	4,251	Note 1	–
Total active memberships at end of period	1,451,700	2.3	1,418,997	2.7	1,382,306
Active "add-on" IDT memberships at end of period	283,889	227.8	86,602	Note 1	–
New sales associates recruited	107,552	(.9)	108,557	(30.3)	155,663
Average Membership fee in force	$274.02	4.4	$262.36	2.4	$256.21

Note 1: During the third quarter of 2003, we began offering our Identity Theft Shield ("IDT") to new and existing members at $9.95 per month if added to a legal service Membership or $12.95 per month if purchased separately.

The number of active Memberships in force and the average monthly fee will directly determine Membership fees and their impact on total revenues during any period. The two most important variables impacting the number of active Memberships during a period are the number of new Memberships written during the period combined with the retention characteristics of both new and existing Memberships. See "Measures of Member Retention" below for a discussion of our Membership retention. Associate services revenues are a function of the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

Membership benefits expense is primarily determined by the number of active Memberships and the per capita contractual rate that exists between us and our benefits providers and during the last five years has been and is expected to continue to be a relatively fixed percentage of Membership revenues of approximately 33%-34%. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. We expense advance commissions ratably over the first month of the related Membership. The level of commission expense in relation to Membership revenues varies depending on the level of new Memberships written and is expected to be higher when we experience increases in new Membership sales. During the last five years this percentage has ranged from approximately 33% to 46% of Membership revenues. Associate services and direct marketing expenses are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the Fast Start to Success training and incentive award program qualifications. Prior to 2003 these costs were more than offset by associate services revenue, however this did not occur in 2004 or 2003 primarily due to the lower entry fees charged during most of the periods. General and administrative expenses are expected to trend up in terms of dollars, but remain relatively constant as a percent of Membership fees. During the past five years, general and administrative expenses have ranged from 10% to 12% of Membership fees.

The primary benchmarks monitored by us throughout the various periods include the number of active Memberships and their related retention characteristics, the number of new Memberships written, the number of new associates enrolled and the percentage of new associates that successfully meet the Fast Start to Success qualification requirements.

We experienced decreases in both the number of new Memberships written and the number of new associates enrolled during 2004 and 2003 compared to 2002. During the 2002 fourth quarter, we eliminated the commission advances to certain associates that had below average retention and due to below average retention rates of Internet submitted Memberships, we placed restrictions on those associates who are able to submit new memberships via the Internet and the number they could submit. These actions naturally reduced the number of new memberships written and new associates enrolled during the 2002 fourth quarter and during 2003 and 2004 but demonstrate our commitment to improve Membership retention. We also attribute such decline, in part, to negative publicity (see Risk Factors). Such adverse publicity may affect our ability to write new Memberships (especially in large employee groups), recruit new associates and may have a detrimental effect on the persistency of our Memberships. However, depending on the average monthly Membership fee and the entry price for new associates, we may experience declines in both areas in terms of numbers but may experience increases in both Membership fees and associate services revenue and vice versa.

Although we have grown our active Membership base and related Membership fees in each of the past 12 years, the rate of growth has slowed to an unacceptable rate. We believe however, that our current product design, pricing parameters and business model are generally appropriate and it has no immediate plans to change these fundamental sectors. Our focus during 2005 will continue to be on improved training of our associates, enhancing the quality and quantity of sales tools provided to new and existing associates, providing incentives for associates to write consistent, quality business and continued emphasis on improving the basic retention characteristics of our Memberships.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. If these estimates or assumptions are incorrect, there could be a material change in our financial condition or operating results. Many of these "critical accounting policies" are common in the insurance and financial services industries; others are specific to our business and operations. Our critical accounting policies include estimates relating to revenue recognition related to Membership and associate fees, deferral of Membership and associate related costs, expense recognition related to commissions to associates, accrual of incentive awards payable and accounting for legal contingencies.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis, of which approximately 73% are paid in advance and, therefore, are deferred and recognized over the following month. At December 31, 2004 the deferred revenue associated with the Membership fees was $18.6 million which is classified as a current liability.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs are deferred and recognized in income over the estimated life of a Membership in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") as revised by SEC Staff Accounting Bulletin No. 104. At December 31, 2004 the deferred revenue associated with the Membership enrollment fees was $6.8 million, of which $4.4 million was classified as a current liability. We compute the expected Membership life using more than 20 years of actuarial data as explained in more detail in "Measures of Membership Retention" below. At December 31, 2004, management computed the expected Membership life to be approximately 3 years, which is unchanged from year end 2003. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force from a one-time non-refundable enrollment fee of $65 from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Revenue from, and costs of, the initial sales and marketing supplies (approximately $14) are recognized when the materials are delivered to the associates. The remaining $51 of revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2004 is estimated to be approximately six months, unchanged from year end 2003. At December 31, 2004, the deferred revenue associated with sales associate enrollment fees was $1.6 million, which is classified as a current liability. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which management does not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms ($5.8 million deferred at December 31, 2004 which is classified as a current asset) and associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments, and were $5.8 million at December 31, 2004, of which $3.2 million is classified in current assets. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments, and were $800,000 at December 31, 2004, and is classified as a current asset. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue as discussed above. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, Fast Start bonuses, associate introduction kits, associate incentive programs, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention).

Commissions to Associates

Beginning with new Memberships written after March 1, 1995, we implemented a level commission schedule (approximately 27% per annum at December 31, 2001) with up to a three-year advance commission payment. Prior to March 1, 1995, our commission program provided for advance commission payments to associates of approximately 70% of first year Membership premiums on new Membership sales and commissions were earned by the associate at a rate of approximately 16% in all subsequent years. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership premiums on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the first 12 month Membership retention rate of the associate's personal sales and those of his organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three year commission advance or the differential commission structure with a one year commission advance.

Prior to January 1997 we advanced commissions at the time of sale of all new Memberships. In January 1997, we implemented a policy whereby the associate receives only earned commissions on the first three sales unless the associate has successfully completed the Fast Start training program. For all sales beginning with the fourth Membership or all sales made by an associate successfully completing the Fast Start training program, we currently advance commission payments at the time of sale of a new Membership. The amount of cash potentially advanced upon the sale of a new Membership, prior to the recoupment of any charge-backs (described below), represents an amount equal to up to one-year commission earnings. Although the average number of marketing associates receiving an advance commission payment on a new Membership is 14, the overall initial advance may be paid to approximately 30 different individuals, each at a different level within the overall commission structure. The commission advance immediately increases an associate's unearned advance commission balance to us.

Although we, prior to March 1, 2002, advanced our sales associates up to three years commission when a Membership is sold and subsequent to March 1, 2002, up to one year commission, the average commission advance paid to our sales associates as a group is actually less than the maximum amount possible because some associates choose to receive less than a full advance and we pay less than a full advance on some of our specialty products. In addition, we may from time to time place associates on a less than full advance basis if there are problems with the quality of the business being submitted or other performance problems with an associate. Additionally, we do not advance commissions on certain categories of group business which have historically demonstrated below average retention characteristics. Also, any residual commissions due an associate (defined as commission on an individual Membership after the advance has been earned) are retained to reduce any remaining unearned commission advance balances prior to being paid to that sales associate. For those associates that have made at least 10 personal sales, opened at least one group and personally write 15% or more of their organizational business, 15% of their commissions are set aside in individual reserve balance accounts, further reducing the amount of advance commissions. The average commission advance paid as a percentage of the maximum advance possible pursuant to our commission structures was approximately 78%, 80% and 76% during 2004, 2003 and 2002, respectively. The commission cost per new Membership sold has increased over each of the last three years by 10%, 12% and 1% for 2004, 2003 and 2002, respectively, and varies depending on the compensation structure that is in place at the time a new Membership is sold and the amount of any charge-backs (recoupment of previous commission advances) that are deducted from amounts that would otherwise be paid to the various sales associates that are compensated for the Membership sale. Should we add additional products, such as the Identity Theft Shield described above or add additional commissions to our compensation plan or reduce the amount of chargebacks collected from our associates, the commission cost per new Membership will increase accordingly.

We expense advance commissions ratably over the first month of the related Membership. At December 31, 2004, advance commissions deferred were $5.6 million and included as a current asset. As a result of this accounting policy, our commission expenses are all recognized over the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. We track our unearned advance commission balances outstanding in order to ensure the advance commissions are recovered before any renewal commissions are paid and for internal purposes of analyzing our commission advance program. While not recorded as an asset, unearned advance commission balances from associates for the following years ended December 31 were:

	2004	2003	2002
		(Amounts in 000's)	
Beginning unearned advance commission balances (1)	$ 191,894	$ 227,084	$ 211,609
Advance commissions, net of chargebacks and other	115,942	113,030	118,917
Earned commissions applied	(122,393)	(145,371)	(101,030)
Advance commission write-offs	(2,383)	(2,849)	(2,412)
Ending unearned advance commission balances before estimated unrecoverable balances (1)	183,060	191,894	227,084
Estimated unrecoverable advance commission balances (1)(2)	(28,554)	(24,862)	(25,156)
Ending unearned advance commission balances, net (1)	$ 154,506	$ 167,032	$ 201,928

(1) These amounts do not represent fair value, as they do not take into consideration timing of estimated recoveries.

(2) Estimated unrecoverable advances increased as a percentage of ending advances from 11% at December 31, 2002 to 16% at December 31, 2004 primarily due to the change in the compensation structure described above from a 36-month possible advance to a 12-month possible advance and fewer new Memberships written during 2003 and 2004. The commission structure change allows the advances to be earned more quickly by the associate and the reduction in new Memberships written creates fewer new advances.

The ending unearned advance commission balances, net, above includes net unearned advance commission balances of non-vested associates of $27 million, $30 million and $26 million at December 31, 2004, 2003 and 2002, respectively. As such, at December 31, 2004 future commissions and related expense will be reduced as unearned advance commission balances of $128 million are recovered. Commissions are earned by the associate as Membership premiums are earned by us, usually on a monthly basis. We reduce unearned advance commission balances or remits payment to an associate, as appropriate, when commissions are earned. Should a Membership lapse before the advances have been recovered for each commission level, we, except as described below, generate an immediate "charge-back" to the applicable sales associate to recapture up to 50% of any unearned advance on Memberships written prior to March 1, 2002, and 100% on any Memberships written thereafter. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three year commission advance and up to 50% chargebacks or the differential commission structure with a one year commission advance and up to 100% chargebacks. This charge-back is deducted from any future advances that would otherwise be payable to the associate for additional new Memberships. In order to encourage additional Membership sales, we waived chargebacks for associates that met certain criteria in December 2002 and March 2003, which effectively increases our commission expense. Any remaining unearned advance commission balance may be recovered by withholding future residual earned commissions due to an active associate on active Memberships. Additionally, even though a commission advance may have been fully recovered on a particular Membership, no additional commission earnings from any Membership are paid to an associate until all previous advances on all Memberships, both active and lapsed, have been recovered. We also have reduced chargebacks from 100% to 50% for certain senior marketing associates who have demonstrated the ability to maintain certain levels of sales over specified periods and maintain certain Membership retention levels. We may adjust chargebacks from time to time in the future in order to encourage certain production incentives.

Prior to March 1, 2002, we charged associates a fee on unearned advance commission balances relating to lapsed Memberships ("Membership lapse fee"). The fee that was recorded on the associates unearned commission balance was determined by applying the prime interest rate to the unearned advance commission balance pertaining to lapsed Memberships. We realized and recognized this fee only when the amount of the calculated fee was collected by withholding from cash commission payments due the associate. The fees collected reduced commission expense. Our ability to recover these fees was primarily dependant on the associate selling new Memberships, which qualify for commission advances. We eliminated the Membership lapse fee for Memberships sold after March 1, 2002 in conjunction with the change in the commission structure described above.

We have the contractual right to require associates to repay unearned advance commission balances from sources other than earned commissions including cash (a) from all associates either (i) upon termination of the associate relationship, which includes but is not limited to when an associate becomes non-vested or (ii) when it is ascertained that earned commissions are insufficient to repay the unearned advance commission payments and (b) upon demand, from agencies or associates who are parties to the associate agreements signed between October 1989 and July 1992 or July 1992 to August 1998, respectively. The sources, other than earned commissions, that may be available to recover associate unearned advance commission balances are potentially subject to limitation based on applicable state laws relating to creditors' rights generally. Historically, we have not demanded repayments of the unearned advance commission balances from associates, including terminated associates, because collection efforts would likely increase costs and have the potential to disrupt our relationships with our sales associates. This business decision by us has a significant effect on our cash flow by electing to defer collection of advance payments of which approximately $28.6 million were not expected to be collected from future commissions at December 31, 2004. However, we regularly review the unearned advance commission balance status of associates and will exercise our right to require associates to repay advances when management believes that such action is appropriate.

Non-vested associates are those that are no longer "vested" because they fail to meet our established vesting requirements by selling at least three new Memberships per quarter or retaining a personal Membership. Non-vested associates lose their right to any further commissions earned on Memberships previously sold at the time they become non-vested. As a result we have no continuing obligation to individually account to these associates as we do to active associates and are entitled to retain all commission earnings that would be otherwise payable to these terminated associates. We do continue to reduce the unearned advance commission balances for commissions earned on active Memberships previously sold by those associates. Substantially all individual non-vested associate unearned advance commission balances were less than $1,000 and the average balance was $400 at December 31, 2004.

Although the advance commissions are expensed ratably over the first month of the related Membership, we assess, at the end of each quarter, on an associate-by-associate basis, the recoverability of each associate's unearned advanced commission balance by estimating the associate's future commissions to be earned on active Memberships. Each active Membership is assumed to lapse in accordance with our estimated future lapse rate, which is based on our actual historical Membership retention experience as applied to each active Membership's year of origin. The lapse rate is based on our more than 20-year history of Membership retention rates, which is updated quarterly to reflect actual experience. We also closely review current data for any trends that would affect the historical lapse rate. The sum of all expected future commissions to be earned for each associate is then compared to that associate's unearned advance commission balance. We estimate unrecoverable advance commission balances when expected future commissions to be earned on active Memberships (aggregated on an associate-by-associate basis) are less than the unearned advance commission balance. If an associate with an outstanding unearned advance commission balance has no active Memberships, the unearned advance commission balance is written off but has no financial statement impact as advance commissions are expensed ratably over the first month of the related Memberships. Refer to "Measures of Member Retention – *Expected Membership Life, Expected Remaining Membership Life*" for a description of the method used by us to estimate future commission earnings.

Further, our analysis of the recoverability of unearned advance commission balances is also based on the assumption that the associate does not write any new Memberships. We believe that this assessment methodology is highly conservative since our actual experience is that many associates do continue to sell new Memberships and we, through our chargeback rights, gain an additional source to recover unearned advance commission balances.

Changes in our estimates with respect to recoverability of unearned commissions could occur if the underlying Membership persistency changes from historical levels. Should Membership persistency decrease, the unearned commissions would be recovered over a longer period and the amount not recovered would most likely increase, although any increase in uncollectible unearned commissions would not have any immediate expense impact since the commission advances are expensed in the month they incurred. Holding all other factors constant, the decline in persistency would also lead to lower Membership fees, less net income and less cash flow from operations. Conversely, should persistency increase, the unearned commissions would be recovered more quickly, the amount unrecovered would decrease and, holding all other factors constant, we would enjoy higher Membership fees, more net income and more cash flow from operations.

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. At December 31, 2004, the accrued amount payable was $2.6 million. Changes to any of these assumptions would directly affect the amount accrued but we do not expect any of the significant trends impacting this account to change significantly in the near term.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on our financial condition or results of operation. SFAS 5, *Accounting for Contingencies,* requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We have established an accrued liability it believes will be sufficient to cover estimated damages in connection with various cases, which at December 31, 2004 was $3.0 million. This process requires subjective judgment about the likely outcomes of litigation. Liabilities related to most of our lawsuits are especially difficult to estimate due to the nature of the claims, limitation of available data and uncertainty concerning the numerous variables used to determine likely outcomes or the amounts recorded. Litigation expenses are recorded as incurred and we do not accrue for future legal fees. It is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods. See "Legal Proceedings."

Other General Matters

Operating Ratios

Three principal operating measures monitored by us in addition to measures of Membership retention are the Membership benefits ratio, commission ratio and the general and administrative expense ratio. The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. We strive to maintain these ratios as low as possible while at the same time providing adequate incentive compensation to our sales associates and provider law firms. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

Cash Flow Considerations Relating to Sales of Memberships

We generally advance significant commissions at the time a Membership is sold. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created at the time a Membership is sold. This deficit is reduced as monthly Membership fees are remitted and no additional commissions are paid on the Membership until all previous unearned advance commission balances have been fully recovered. Since the cash advanced at the time of sale of a new Membership may be recovered over a multi-year period, cash flow from operations may be adversely affected depending on the number of new Memberships written in relation to the existing active base of Memberships and the composition of new or existing sales associates producing such Memberships.

Investment Policy

Our investment policy is to some degree controlled by certain insurance regulations, which, coupled with management's own investment philosophy, results in a conservative investment portfolio that is not risk oriented. Our investments consist of common stocks, investment grade (rated Baa or higher) preferred stocks and investment grade bonds primarily issued by corporations, the United States Treasury, federal agencies, federally sponsored agencies and enterprises, as well as mortgage-backed securities and state and municipal tax-exempt bonds. We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states.

New Accounting Standards Issued

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. We are required to adopt SFAS 123R in the third quarter of fiscal 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 1 - Stock-Based Compensation in our consolidated financial statements included in Item 8 for the pro forma net income and net income per share amounts, for 2002 through 2004, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and do not expect the adoption to have a significant adverse impact on our consolidated statements of income and net income per share.

Measures of Member Retention

One of the major factors affecting our profitability and cash flow is our ability to retain a Membership, and therefore continue to receive fees, once it has been sold. We monitor our overall *Membership persistency rate*, as well as the *retention rates* with respect to Memberships sold by individual associates and agents and retention rates with respect to Memberships by year of issue, geographic region, utilization characteristics and payment method, and other sub groupings.

Terminology

The following terms are used in describing the various measures of retention:

- *Membership life* is a period that commences on the day of initial enrollment of a member and continues until the individual's Membership eventually terminates or lapses (the terms *terminate* or *lapse* may be used interchangeably here).

- *Membership age* means the time since the Membership has been in effect.

- *Lapse rate* means the percentage of Memberships of a specified group of Memberships that *lapse* in a specified time period.

- *Retention rate* is the complement of a *lapse rate,* and means the percentage of Memberships of a specified group that remain in force at the end of a specified time period.

- *Persistency* and *retention* are used in a general context to mean the tendency for Memberships to continue to remain in force, while the term *persistency rate* is a specific measure that is defined below.

- *Lapse rates, retention rates, persistency rates,* and *expected Membership life* may be referred to as measures of *Membership retention.*

- *Expected Membership life* means the average number of years a new Membership is expected to remain in force.

- *Blended rate* when used in reference to any measure of member retention means a rate computed across a mix of Memberships of various *Membership ages*.

- *Expected remaining Membership life* means the number of additional years that an existing member is expected to continue to renew from a specific point in time based on the *Membership life.*

Variations in Membership Retention by Sub-Groups, Impact on Aggregate Numbers

Company wide measures of Membership retention include data relating to members who can potentially be further sorted by identifiable sub-groupings. For example, Memberships may be subdivided into those owned by members who are or are not sales associates, to those who are or are not members of group plans, etc.

Measures of Membership retention of different sub-groups may vary. For example, our experience indicates that first year retention rate of Memberships owned by members who also are sales associates is approximately 10% better than retention of Memberships owned by non-associate members. While this correlation can be identified, the cause and effect relationship here cannot be isolated. These sales associate members may have a financial incentive to retain the Membership in order to continue to receive commissions. They also likely have a better understanding and appreciation of the benefits of the Membership, which may have contributed in fact to their decision to also become a sales associate. Additionally, members who have accessed the services of the provider law firms historically have higher retention rates than those who have not.

All aggregate measures of Membership retention or expected life may be impacted by shifts in the underlying enrollment mix of sub-groups that have different retention rates. For example Memberships owned by non-associate new members have comprised an increasing percentage of new Memberships enrolled each year over the past five years. Since non-associate members have a known lower first year retention rate, a shift in mix alone will cause a reduction in reported aggregate retention measures and expected member life, even if the retention rates within each sub-group do not change. It is important to note that all blended rates discussed here may reflect the impact of such shifts in enrollment mixes. At December 31, 2004, 303,131 of the active 1,451,700 Memberships were also vested associates which represents 21% of the total active Memberships compared to 21% at December 31, 2003 and 2002. The following table shows total new Memberships sold during each year and the number and percentage of Memberships sold to persons who are associates.

Year	Total New Memberships	Associate Memberships	Ratio
2000	670,118	90,684	13.5%
2001	728,295	103,515	14.2%
2002	773,767	119,326	15.4%
2003	671,857	86,406	12.9%
2004	624,525	89,230	14.3%

Variations in Retention over Life of a Membership, Impact on Aggregate Measures

Measures of member retention also vary significantly by the Membership age. Historically, we have observed that Memberships in their first year have a significantly higher lapse rate than Memberships in their second year, and so on. The following chart shows the historical observed lapse rates and corresponding yearly retention rates as a function of Membership age. For example, 49.1% of all new Memberships lapse during the first year, leaving 50.9% still in force at the end of the first year. More tenured Memberships have significantly lower lapse rates. For example, by year seven lapse rates are under 10% and annual retention exceeds 90%. The following table shows as of December 31, 2004 our blended retention rate and lapse rates based on our historical experience for the last 23 years. The blended retention and lapse rates as of the end of 2004 did not differ materially from those previously reported at the end of 2003.

Membership Retention versus Membership Age

Membership Year	Yearly Lapse Rate	Yearly Retention	End of Year Memberships
0			100.0
1	49.1%	50.9%	50.9
2	28.2%	71.8%	36.5
3	21.1%	78.9%	28.8
4	17.1%	82.9%	23.9
5	15.3%	84.7%	20.2
6	11.9%	88.1%	17.8
7	9.5%	90.5%	16.1

Membership Persistency

Our *Membership persistency rate* is a specific computation that measures the number of Memberships in force at the end of a year as a percentage of the total of (i) Memberships in force at the beginning of such year, plus (ii) new Memberships sold during such year. From 1981 through the year ended December 31, 2004, our annual *Membership persistency rates*, using the foregoing method, have averaged approximately 71.8%.

Year	Beginning Memberships	New Memberships	Total	Ending Memberships	Persistency
2000	827,979	670,118	1,498,097	1,064,805	71.1%
2001	1,064,805	728,295	1,793,100	1,242,908	69.3%
2002	1,242,908	773,767	2,016,675	1,382,306	68.5%
2003	1,382,306	671,857	2,054,163	1,418,997	69.1%
2004	1,418,997	624,525	2,043,522	1,451,700	71.0%

Our overall *Membership persistency rate* varies based on, among other factors, the relative age of total Memberships in force, and shifts in the mix of members enrolled. Our overall *Membership persistency rate* could become lower when the Memberships in force include a higher proportion of newer Memberships, as will happen following periods of rapid growth. Our overall *Membership persistency rate* could also become lower when the new enrollments include a higher proportion of non-associate members.

Unless offset by other factors, these factors could result in a decline in our overall *Membership persistency rate* as determined by the formula described above, but does not necessarily indicate that the new Memberships written are less persistent.

Expected Membership Life

Using historical data through 2004 for all past Members enrolled, the *expected Membership life* can be computed to be approximately three years. This number represents the average number of years a new Membership can be expected to remain in force. Although about half of all new Memberships may lapse in the first year, the expected Membership life is much longer due to the contribution of higher annual retention rates in subsequent years.

Since our experience is that the retention rate of a given generation of new Memberships improves with Membership age, the *expected remaining Membership life* of a Membership also increases with Membership age. For example, while a new Membership may have an *expected Membership life* of three years, the *expected remaining Membership life* of a Membership that reaches its first year anniversary is approximately 4.5 years.

Since the actual population of Memberships in force at any time is a distribution of ages from zero to more than 20 years, the *expected remaining Membership life* of the entire population at large greatly exceeds three years per Membership. As of December 31, 2004, based on the historical data described above, the current *expected remaining Membership life* of the actual population is over six years per Membership. This measure is used by us to estimate the future revenues expected from Memberships currently in place.

Expected Membership life measures are based on more than 20 years of historical Membership retention data, unlike the *Membership persistency rate* described above which is computed from, and determined by, the most recent one-year period only. Both or these measures however include data from Memberships of all Membership ages and hence are referred to as "blended" measures.

Actions that May Impact Retention in the Future

The potential impact on our future profitability and cash flow due to future changes in Membership retention can be significant. While blended retention rates have not changed significantly over the past five years, we have implemented several initiatives aimed at improving the retention rate of both new and existing Memberships. Such initiatives include an optional revised compensation structure featuring variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's personal sales and those of his organization and implementation of a "non-taken" administrative fee to sales associates of $35 for any Membership application that is processed but for which a payment is never received.

We have designed and implemented an enhanced member "life cycle" communication process aimed at both increasing the overall amount of communication from us to the members as well as more specific target messaging to members based on the length of their Membership as well as utilization characteristics. We believe that such efforts may ultimately increase the utilization by members and therefore lead to higher retention rates. Our 2004 retention rates did not differ materially from 2003 and we intend to continue to develop programs and initiatives designed to improve retention.

Results of Operations

Comparison of 2004 to 2003

Net income for 2004 increased 2 % to $40.8 million from $39.9 million for 2003. Diluted earnings per share for 2004 increased 9 % to $2.48 per share from $2.27 per share for the prior year due to increased net income of 2 % and an approximate 9 % decrease in the weighted average number of outstanding shares. Membership revenues for 2004 were up 8 % to $355.5 million from $330.3 million for the prior year marking the twelfth consecutive year of increased membership revenue.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales decreased 7% during 2004 to 624,525 from 671,857 during 2003. At December 31, 2004, there were 1,451,700 active Memberships in force compared to 1,418,997 at December 31, 2003, an increase of 2%. Additionally, the average annual fee per Membership has increased from $262 for all Memberships in force at December 31, 2003 to $274 for all Memberships in force at December 31, 2004, a 5% increase, as a result of a larger number of Legal Shield subscribers, increased sales of our business oriented Memberships, and the introduction of the Identity Theft Shield Membership during the last quarter of 2003.

Associate services revenue decreased 3% from $25.7 million for 2003 to $24.9 million during 2004 primarily as a result of a decline in new enrollments of sales associates and fewer associates enrolling in the *eService* program. The *eService* fees totaled $7.6 million during 2004 compared to $8.4 million for 2003, a decrease of 9%. We had a slight increase in fees for the *Fast Start* program for 2004. We received training fees of approximately $8.9 million during 2004 compared to $7.7 million during 2003. The field-training program, titled *Fast Start to Success* ("*Fast Start*") is aimed at increasing the level of new Membership sales per associate. In addition to the usual $65 associate fee, associates participating in this program typically pay a fee ranging from zero to $184, depending on special promotions we implement from time to time. In order to be deemed successful for *Fast Start* purposes, the new associate must write three new Memberships and recruit one new sales associate or personally sell five Memberships within 45 days of becoming an associate. The $8.9 million and $7.7 million for 2004 and 2003, respectively, in training fees was collected from approximately 105,247 new sales associates who elected to participate in *Fast Start* in 2004 compared to 107,490 during 2003. New associates electing to participate in *Fast Start* decreased to 98% of new associates during 2004 from 99% for 2003. Total new associates enrolled during 2004 were 107,552 compared to 108,557 for 2003, a decrease of 1%. Future revenues from associate services will depend primarily on the number of new associates enrolled, the price charged for the *Fast Start* program and the number who choose to participate in our *eService* program, but we expect that such revenues will continue to be largely offset by the direct and indirect cost to us of training (including training bonuses paid), providing associate services and other direct marketing expenses.

Other revenue increased 6%, from $5.3 million to $5.6 million primarily due to the increase in revenue recognized from Membership enrollment fees.

Primarily as a result of the increase in Membership fees, total revenues increased to $385.9 million for 2004 from $361.3 million during 2003, an increase of 7%.

Membership benefits, which represent payments to provider law firms and Kroll, totaled $122.3 million for 2004 compared to $111.2 million for 2003, and represented 34% of Membership fees for both years. This Membership benefits ratio (Membership benefits as a percentage of Membership fees) should remain near current levels as substantially all active Memberships provide for a capitated benefit in the absence of any changes in the capitated benefit level, which has not changed significantly since 1993. However, since the benefit ratio of the IDT Memberships is higher than the legal Memberships, we expect the benefits ratio to increase above 34% if we continue to increase the IDT Membership base and revenues.

Commissions to associates increased 3% from $115.4 million for 2003 to $118.8 million for 2004, and represented 35% and 33% of Membership fees for such years. These amounts were reduced by $196,000 and $165,000, respectively, representing Membership lapse fees. These fees were determined by applying the prime interest rate to the unearned advance commission balance pertaining to lapsed Memberships. We realize and recognize this fee only when the amount of the calculated fee is collected by withholding from cash commissions due the associate, because our ability to recover fees in excess of current payments is primarily dependent on the associate selling new Memberships which qualify for advance commission payments. These fees were eliminated for Memberships sold after March 1, 2002. Commissions to associates are primarily dependent on the number of new Memberships sold during a period and the average premium of those Memberships. New Memberships sold during 2004 totaled 624,525, a 7% decrease from the 671,857 sold during 2003, but the "add-on" IDT Memberships are not included in these totals and have increased from 86,602 at December 31, 2003 to 283,889 at December 31, 2004 which caused our total commissions to increase during 2004.

Associate services and direct marketing expenses increased to $29.3 million for 2004 from $28.9 million for 2003. Fast Start training bonuses incurred were approximately $3.1 million during 2004 compared to $2.9 million in 2003. This $200,000 increase in bonuses, a $233,000 increase in the amortization of deferred associate costs and a $1.0 million increase in the cost of marketing supplies were primarily offset by a $1.1 million decrease in direct marketing costs and marketing team overrides. The Fast Start training bonuses are affected by the number of new sales associates that successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses also include the costs of providing associate services and marketing expenses as discussed under *Member and Associate Costs*.

General and administrative expenses during 2004 and 2003 were $43.7 million and $36.7 million, respectively, and represented 12% and 11%, respectively, of Membership fees for such years. Management expects general and administrative expenses, when expressed as a percentage of Membership fees, to remain relatively constant in the near term. We should experience cost efficiencies as a result of certain economies of scale in some areas over the long term. Increases in the 2004 period were attributable primarily to increases in printing and fulfillment costs associated with our new Membership kit which we fully introduced in 2004, increases in other taxes (other than Federal income tax), higher employee costs, legal fees and Sarbanes Oxley compliance costs.

Other expenses, net, which includes depreciation and amortization, litigation accruals and premium taxes reduced by interest income, increased 12% to $9.6 million for 2004 from $8.5 million for 2003. Depreciation and amortization increased to $7.7 million for 2004 from $7.1 million for 2003. Premium taxes decreased from $2.7 million for 2003 to $1.7 million for 2004 due to decreased revenues in the states in which we pay premium taxes. Interest income increased to $1.7 million for 2004 from $1.4 million for 2003. Interest expense increased to $2.0 million for 2004 compared to $123,000 for the prior year. At December 31, 2004 we reported $56.6 million in cash and investments (after utilizing $37.4 million to purchase approximately 1.5 million treasury shares of our common stock during 2004) compared to $51.6 million at December 31, 2003.

The provision for income taxes increased during 2004 to $21.5 million compared to $20.7 million for 2003, representing 34.5% and 34.1% of income before income taxes for 2004 and 2003, respectively.

Comparison of 2003 to 2002

Net income for 2003 increased 11% to $39.9 million from $36.0 million for 2002. Diluted earnings per share for 2003 increased 25 % to $2.27 per share from $1.82 per share for the prior year due to increased net income of 11 % and an approximate 11 % decrease in the weighted average number of outstanding shares. Membership revenues for 2003 were up 7 % to $330.3 million from $308.4 million for the prior year marking the eleventh consecutive year of increased membership revenue.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales decreased 13% during 2003 to 671,857 from 773,767 during 2002. At December 31, 2003, there were 1,418,997 active Memberships in force compared to 1,382,306 at December 31, 2002, an increase of 3%. Additionally, the average annual fee per Membership has increased from $256 for all Memberships in force at December 31, 2002 to $262 for all Memberships in force at December 31, 2003, a 2% increase, as a result of a larger number of Legal Shield subscribers, increased sales of our business oriented Memberships, and the introduction of the Identity Theft Shield Membership during the last quarter of 2003.

Associate services revenue decreased 31% from $37.4 million for 2002 to $25.7 million during 2003 primarily as a result of a decline in new enrollments of sales associates and fewer associates enrolling in the *eService* program. The *eService* fees totaled $8.4 million during 2003 compared to $11.2 million for 2002, a decrease of 25%. We also had a decline in fees for the *Fast Start* program for 2003. We received training fees of approximately $7.7 million during 2003 compared to $13.1 million during 2002, primarily as a result of special training promotions during 2003 that reduced the net amount of training fees received by us. The field-training program, titled *Fast Start to Success* ("*Fast Start*") is aimed at increasing the level of new Membership sales per associate. In addition to the $65 associate fee, associates participating in this program typically pay a fee ranging from $34 to $184, depending on special promotions we implement from time to time. In order to be deemed successful for *Fast Start* purposes, the new associate must write three new Memberships and recruit one new sales associate or personally sell five Memberships within 60 days of becoming an associate. The $7.7 million and $13.1 million for 2003 and 2002, respectively, in training fees was collected from approximately 107,490 new sales associates who elected to participate in *Fast Start* in 2003 compared to 150,247 during 2002. New associates electing to participate in *Fast Start* increased to 99% of new associates during 2003 from 97% for 2002. Total new associates enrolled during 2003 were 108,557 compared to 155,663 for 2002, a decrease of 30%.

Other revenue increased 10%, from $4.8 million to $5.3 million primarily due to the increase in revenue recognized from Membership enrollment fees.

Primarily as a result of the increase in Membership fees, total revenues increased to $361.3 million for 2003 from $350.6 million during 2002, an increase of 3%.

Membership benefits, which represent payments to provider law firms, totaled $111.2 million for 2003 compared to $103.8 million for 2002, and represented 34% of Membership fees for both years. This Membership benefits ratio (Membership benefits as a percentage of Membership fees) should remain near current levels as substantially all active Memberships provide for a capitated benefit in the absence of any changes in the capitated benefit level, which has not changed significantly since 1993.

Commissions to associates decreased 3% from $119.4 million for 2002 compared to $115.4 million for 2003, and represented 39% and 35% of Membership fees for such years. These amounts were reduced by $705,000 and $196,000, respectively, representing Membership lapse fees. These fees were determined by applying the prime interest rate to the unearned advance commission balance pertaining to lapsed Memberships. We realize and recognize this fee only when the amount of the calculated fee is collected by withholding from cash commissions due the associate, because our ability to recover fees in excess of current payments is primarily dependent on the associate selling new Memberships which qualify for advance commission payments. These fees were eliminated for Memberships sold after March 1, 2002. Commissions to associates are primarily dependent on the number of new Memberships sold during a period. New Memberships sold during 2003 totaled 671,857, a 13% decrease from the 773,767 sold during 2002.

Associate services and direct marketing expenses decreased to $28.9 million for 2003 from $32.6 million for 2002. Fast Start training bonuses incurred were approximately $2.9 million during 2003 compared to $6.8 million in 2002. This $3.9 million decline in bonuses, a $521,000 decrease in cost of marketing materials sent to new associates, and a $1.6 million decrease in the amortization of deferred associate costs were offset by a $1.3 million increase in Fast Start attendance bonuses incurred and a $1.4 million increase in the cost of associate incentive program costs. The Fast Start training bonuses are affected by the number of new sales associates that successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses also include the costs of providing associate services and marketing expenses as discussed under *Member and Associate Costs*.

General and administrative expenses during 2003 and 2002 were $36.7 million and $33.3 million, respectively, and represented 11% of Membership fees for both years.

Other expenses, which includes depreciation and amortization, litigation accruals and premium taxes reduced by interest income, increased 28% to $8.5 million for 2003 from $6.7 million for 2002. Depreciation and amortization increased to $7.1 million for 2003 from $5.3 million for 2002. Premium taxes increased from $2.2 million for 2002 to $2.7 million for 2003 due to increased revenues in the states in which we pay premium taxes. Interest income decreased to $1.4 million for 2003 from $2.1 million for 2002. At December 31, 2003 we reported $51.6 million in cash and investments (after utilizing $48.3 million to purchase approximately 2.1 million treasury shares of our common stock during 2003) compared to $41 million at December 31, 2002.

The provision for income taxes increased during 2003 to $20.7 million compared to $19.0 million for 2002, representing 34.1% and 34.5% of income from continuing operations before income taxes for 2003 and 2002, respectively.

Liquidity and Capital Resources

The number of active Memberships in force and the average monthly fee will directly determine Membership fees collected and their contribution to cash flow from operations during any period. Cash receipts from associate services are directly impacted by the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

The cash outlay related to Membership benefits is directly impacted by the number of active Memberships and the contractual rate that exists between us and our benefits providers. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. Cash requirements related to associate services and direct marketing activities are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the Fast Start to Success training and incentive award program qualifications.

Membership revenues are more than sufficient to fund the cash requirements for membership benefits (at approximately 33%-34% of Membership revenues), commissions (ranging from 33% to 46% of Membership revenues) and general and administrative expense (at approximately 12% of Membership revenues). We have generated significant cash flow from operations before changes in assets and liabilities of approximately $52 million, $48 million and $43 million in 2004, 2003 and 2002, respectively. As discussed below, we have used a significant portion of our cash flow to repurchase shares of our stock in the open market. Cash flow from operations could be reduced if we experienced significant growth in new members because of the negative cash flow characteristics of our commission advance policies discussed above.

As a result of our ability to generate cash flow from operations, including in periods of Membership growth, we have not historically been dependent on, and do not expect to need in the future, external sources of financing from the sale of securities or from bank borrowings to fund our basic business operations. However, as described below, during the last three years, we incurred debt for limited and specific purposes to permit us to construct a new corporate headquarters and to accelerate our treasury stock purchase program.

General

Consolidated net cash provided by operating activities before changes in assets and liabilities was $51.7 million, $47.8 million and $42.7 million for 2004, 2003 and 2002, respectively. Consolidated net cash provided by operating activities was $47.3 million, $51.7 million and $52.1 million for 2004, 2003 and 2002, respectively. Cash provided by operating activities decreased $4.4 million during 2004 compared to 2003 primarily due to the $3.8

million decrease in the change in accounts payable and accrued expenses, the $1.5 million increase in the change in deferred member and associate service costs, the $1.1 million increase in the change in accrued Membership income and the $1.1 million increase in the change in inventories partially offset by the $1.9 million increase in the provision of deferred income taxes and a $627,000 increase in depreciation and amortization.

Net cash used in investing activities was $11.3 million, $36.9 million and $11.1 million for 2004, 2003 and 2002, respectively. In addition to capital expenditures of $10.9 million, $27.0 million and $15.2 million during 2004, 2003 and 2002, respectively, our purchases of available-for-sale investments exceeded the maturities and sales of such investments by $443,000 and $9.9 million in 2004 and 2003, respectively, but maturities and sales exceeded purchases by $4.1 million during 2002.

Net cash used in financing activities was $31.4 million, $14.2 million and $34.4 million for 2004, 2003 and 2002, respectively. This $17.2 million change during 2004 was primarily comprised of a $23.7 million decrease in proceeds from issuance of debt and a $7.4 million increase in repayment of debt and capital lease obligations partially offset by a $10.8 million decrease in purchases of treasury stock and a $3.2 million increase in proceeds from sale of common stock on exercise of options.

We had a consolidated working capital deficit of $21.7 million at December 31, 2004, a decrease of $9.8 million compared to a consolidated working capital deficit of $11.9 million at December 31, 2003. The decrease was primarily due to the $7.8 million increase in common stock cash dividends payable. The $21.7 million working capital deficit at December 31, 2004 would have been a $12.5 million working capital deficit excluding the current portion of deferred revenue and fees in excess of the current portion of deferred member and associate service costs. These amounts will be eliminated by the passage of time without the utilization of other current assets or us incurring other current liabilities. Additionally, at the current rate of cash flow provided by continuing operations ($47.3 million during 2004) and our contractual commitment that limits the amount of any future dividends, we do not expect any difficulty in meeting our financial obligations in the short term or the long term.

We generally advance significant commissions to associates at the time a Membership is sold. We expense these advances ratably over the first month of the related Membership. During 2004, we paid advance commissions to associates of $115.9 million on new Membership sales compared to $113.0 million for 2003. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created on a per Membership basis at the time a Membership is sold. Since there are no further commissions paid on a Membership during the advance period, we typically derive significant positive cash flow from the Membership over its remaining life. See *Commissions to Associates* above for additional information on advance commissions.

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 10,000,000 shares during subsequent board meetings. At December 31, 2004, we had purchased 9.1 million treasury shares under these authorizations for $210.9 million, an average price of $23.23 per share, including $37.5 million of purchases in 2004. Treasury stock purchases will be made at prices that are considered attractive by management and at such times that management believes will not unduly impact our liquidity, however, due to restrictions contained in our debt agreements with lenders, we are limited in our treasury stock purchases. At December 31, 2004, we had more than $10 million availability under existing bank covenant restrictions to purchase additional treasury shares. No time limit has been set for completion of the treasury stock purchase program. Given the current interest rate environment, the nature of other investments available and our expected cash flows, management believes that purchasing treasury shares enhances shareholder value. We expect to continue our treasury stock program and are actively evaluating alternative sources of financing to continue or accelerate the program.

We believe that we have significant ability to finance expected future growth in Membership sales based on our existing amount of cash and cash equivalents and unpledged investments at December 31, 2004 of $52.2 million. We expect to maintain cash and cash equivalents and investment balances on an on-going basis of approximately $20 million to $30 million in order to meet expected working capital needs and regulatory capital requirements. Balances in excess of this amount would be used for discretionary purposes such as treasury stock purchases, dividends, and advance repayment of debt subject to the restrictions contained in our debt agreements.

As more fully discussed in Item 2 - Description of Property, we completed a new office complex during 2004, containing approximately 170,000 square feet of office space, and constructed on approximately 87 acres contributed to us by the City of Ada in 2001 as part of an economic development incentive package. Costs incurred through December 31, 2004 of approximately $34.1 million, including $706,000 in capitalized interest costs, have been paid from existing resources and proceeds from a $20 million line of credit for the new office construction.

On June 11, 2002, we entered into two line of credit agreements totaling $30 million with a commercial lender providing for a treasury stock purchase line and a real estate line for funding of our new corporate office complex. The treasury stock line of credit provided for funding of up to $10 million to finance treasury stock purchases and has been repaid. The real estate line of $20 million was fully funded in December 2003 with interest at the 30 day LIBOR rate plus 2.25%, adjusted monthly, and repayments began in December 2003 with monthly principal payments of $191,000 plus interest with a balloon payment on September 30, 2008. The loan is primarily collateralized by a first mortgage on the 87 acre construction site, the 170,000 square foot home office complex, our rights to receive Membership fees on a portion of our Memberships and by a security interest covering all equipment. The interest rate at December 31, 2004 was 4.56%. The real estate loan agreement provides for financial covenants substantially the same as those described below for the amended stock purchase loan.

During the 2003 third quarter, we arranged $25 million in additional financing for treasury stock purchases from a group of banks, consisting of Bank of Oklahoma, Comerica Bank and First United Bank and Trust. The $25 million was fully funded on November 30, 2003 with scheduled monthly principal payments of $1.4 million beginning December 31, 2003 through May 31, 2005 with interest at the 30 day LIBOR rate plus three percent, adjusted monthly. During August 2004, we amended the terms of the loan agreement with these banks to increase the loan amount to $31.5 million and allow for additional treasury stock purchases of up to $31.5 million. We fully funded the loan on September 30, 2004 which resulted in a net increase in credit of $19.0 million above the outstanding balance of our existing treasury stock term loan of $12.5 million at the time. Proceeds of this loan together with existing cash resources were used to purchase treasury shares. The amortization of the amended loan has been modified to provide for repayment over 24 months in equal monthly principal payments beginning October 31, 2004 and ending September 30, 2006 with interest at the 30 day LIBOR rate plus 3%. The interest rate at December 31, 2004 was 5.31%. The monthly principal payment is $1.3 million compared to the monthly payment on the prior loan of $1.4 million. The amended loan agreement continues all of the covenants of the prior agreement with certain modifications to permit additional stock purchases and/or dividends while the loan is outstanding generally in an amount no greater than 50% of net income and modifies the debt service coverage ratio definition slightly.

The loan is primarily collateralized by our rights to receive Membership fees on a portion of our Memberships and a pledge of the stock of our subsidiaries. The definitive agreement contains covenants prohibiting us from pledging assets, incurring additional indebtedness and selling assets. In addition to customary events of default, an additional event of default occurs if Harland C. Stonecipher ceases to be our chairman and Chief Executive Officer for 90 days. Pre-payment of the loan is permitted. The loan agreements contain the following financial covenants: (a) our quarterly Debt Coverage Ratio (as defined in the loan agreements) shall not be less than 125%; (b) our cancellation rate on contracts less than or equal to twelve months old shall not exceed 45% on a trailing 12 month basis, calculated on a quarterly basis; (c) we shall maintain a rolling twelve month average retention rate of Membership contracts in place for greater than eighteen months of not less than 70%, calculated on a monthly basis; (d) we shall not pay dividends or purchase treasury shares, which during any fiscal quarter, on a combined basis, would exceed fifty percent (50%) of our cumulative net income for all previous fiscal quarters beginning July 1, 2004 less any dividends or stock purchases in such previous fiscal quarters, with provisions for carry forwards of unused availability; and, (e) our tangible net worth shall not fall below $10 million for the period of time dating from September 30, 2004, $15 million beginning March 31, 2005 and $25 million beginning December 31, 2005.

Parent Company Funding and Dividends

Although we are the operating entity in many jurisdictions, our subsidiaries serve as operating companies in various states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are PPLCI and PPLSIF. The ability of PPLCI and PPLSIF to provide funds to us is subject to a number of restrictions under various insurance laws in the jurisdictions in which PPLCI and PPLSIF conduct business, including limitations on the amount of dividends and management fees that may be paid and requirements to maintain specified levels of capital and reserves. In addition PPLCI will be required to maintain its stockholders' equity at levels sufficient to satisfy various state or provincial regulatory requirements, the most restrictive of which is currently $3 million. Additional capital requirements of PPLCI or PPLSIF, or any of our regulated subsidiaries, will be funded by us in the form of capital contributions or surplus debentures. During February 2004, we made a capital contribution to a wholly-owned subsidiary of PPLCI, Pre-Paid Legal Services of Tennessee, Inc. in the amount of $600,000. At December 31, 2004, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner. While PPLCI had surplus funds available for payment of an ordinary dividend, no such dividend was declared or paid during 2004 or 2003. At December 31, 2004 PPLCI had approximately $4.1 million available for payment of an ordinary dividend. At December 31, 2004 the amount of restricted net assets of consolidated subsidiaries was $21.3 million.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2004.

	Payments Due by Period (In Thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 45,086	$ 18,036	$ 27,050	$ –	$ –
Purchase obligations (1)	8,209	5,500	2,709	–	–
Capital leases	3,070	420	921	243	1,486
Deferred compensation plan	2,794	–	–	–	2,794
Operating leases	324	86	171	67	–
Total (2)	$ 59,483	$ 24,042	$ 30,851	$ 310	$ 4,280

(1) Includes contractual commitments pursuant to executory contracts for products and services such as voice and data services and contractual obligations related to future Company events such as hotel room blocks, meeting space and food and beverage guarantees. We expect to receive proceeds from such future events and reimbursement from provider law firms for certain voice and data services that will partially offset these obligations.

(2) Does not include commitments for attorney provider payments, commissions, etc. which are expected to remain in existence for several years but as to which our obligations vary directly either based on Membership revenues or new Memberships sold and are not readily estimable.

Forward-Looking Statements

All statements in this report other than purely historical information, including but not limited to, statements relating to our future plans and objectives, expected operating results and the assumptions on which such forward-looking statements are based, constitute "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our historical operating trends and financial condition as of December 31, 2004 and other information currently available to management. We caution that the Forward-Looking Statements are subject to all the risks and uncertainties incident to our business, including but not limited to risks described below. Moreover, we may make acquisitions or dispositions of assets or businesses, enter into new marketing arrangements or enter into financing transactions. None of these can be predicted with certainty and, accordingly, are not taken into consideration in any of the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements. We assume no obligation to update the Forward-Looking Statements to reflect events or circumstances occurring after the date of the statement.

Risk Factors

There are a number of risk factors which could affect our financial condition or results of operations.

Our future results may be adversely affected if Membership persistency or renewal rates are lower than our historical experience.

We have over 20 years of actual historical experience to measure the expected retention of new members. These retention rates could be adversely affected by the quality of services delivered by provider law firms, the existence of competitive products or services, our ability to provide administrative services to members or other factors. If our Membership persistency or renewal rates are less than we have historically experienced, our cash flow, earnings and growth rates could be adversely affected.

We may not be able to grow Memberships and revenues at the same rate as we have historically experienced and have recently experienced declines in new membership sales and associate recruitment.

Our year end active Memberships have increased 2%, 3% and 11% in the years ended December 31, 2004, 2003 and 2002, respectively. Net income for the same three years has increased 2%, 11% and 33%, respectively. We experienced decreases in both the number of new Memberships written and the number of new associates enrolled during 2004 and 2003 compared to 2002. Our ability to grow Memberships and revenues is substantially dependent upon our ability to expand or enhance the productivity of our sales force, develop additional legal expense products, develop alternative marketing methods or expand geographically. There is no assurance that we will be able to achieve increases in Membership and revenue growth comparable to our historical growth rates.

We are dependent upon the continued active participation of our principal executive officer.

Our success depends substantially on the continued active participation of our principal executive officer, Harland C. Stonecipher. Although our management includes other individuals with significant experience in our business, the loss of the services of Mr. Stonecipher could have a material adverse effect on our financial condition and results of operations.

There is litigation pending that may have a material adverse effect on us if adversely determined.

See "Item 3. Legal Proceedings".

We are in a regulated industry and regulations could have an adverse effect on our ability to conduct our business.

We are regulated by or required to file with or obtain approval of State Insurance Departments, State Bar Associations and State Attorney General's Offices, depending on individual state positions regarding regulatory responsibility for legal service plans. Regulation of our activities is inconsistent among the various states in which we do business with some states regulating legal service plans as insurance or specialized legal service products and others regulating such plans as services. Such disparate regulation requires us to structure our Memberships and operations differently in certain states in accordance with the applicable laws and regulations. Our multi-level marketing strategy is also subject to U.S. federal, Canadian provincial and U.S. state regulation under laws relating to consumer protection, pyramid sales, business opportunity, lotteries and multi-level marketing. Changes in the regulatory environment for our business could increase the compliance costs we incur in order to conduct our business or limit the jurisdictions in which we are able to conduct business.

The business in which we operate is competitive.

There are a number of existing and potential competitors that have the ability to offer competing products that could adversely affect our ability to grow. In addition, we may face competition from a growing number of Internet based legal sites with the potential to offer legal and related services at competitive prices. Increased competition could have a material adverse effect on our financial condition and results of operations. See "Description of Business – Competition".

We are dependent upon the success of our marketing force.

Our principal method of product distribution is through multi-level marketing. The success of a multi-level marketing force is highly dependent upon our ability to offer a commission and organizational structure and sales training and incentive program that enable sales associates to recruit and develop other sales associates to create an organization. There are a number of other products and services that use multi-level marketing as a distribution method and we must compete with these organizations to recruit, maintain and grow our multi-level marketing force. In order to do so, we may be required to increase our marketing costs through increases in commissions, sales incentives or other features, all of which could adversely affect our future earnings. In addition, the level of confidence of the sales associates in our ability to perform is an important factor in maintaining and growing a multi-level marketing force. Adverse financial developments concerning us, including negative publicity or common stock price declines, could adversely affect our ability to maintain the confidence of our sales force.

Our stock price may be affected by the significant level of short sellers of our stock.

As of January 14, 2005, the New York Stock Exchange reported that approximately 6.6 million shares of our stock were sold short, which constitutes approximately 42% of our outstanding shares and 62% of our public float, representing one of the largest short interest percentages of any New York Stock Exchange listed company. Short sellers expect to make a profit if our shares decline in value. We have been the subject of a negative publicity campaign from several known sources of information who support short sellers. The existence of this short interest position may contribute to volatility in our stock price and may adversely affect the ability of our stock price to rise if market conditions or our performance would otherwise justify a price increase.

We have not been able to increase significantly our employee group membership sales.

Our success in growing membership sales is dependent in part on our ability to market to employee groups. At December 31, 2004 and 2003, group memberships represented 25% of total Memberships. Adverse publicity about us may affect our ability to market successfully to employee groups, particularly larger groups. There is no assurance that we will be able to increase our group business.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have been unable to complete our assessment as of December 31, 2004 of our internal control procedures as required by Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We have also identified material weaknesses in our internal controls relating to the documentation of our application based controls and our application controls over our commission payment systems. As a result, our auditors are unable to render an opinion on our internal controls or our assessment. See Item 9A- Controls and Procedures. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Accordingly, we are not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. As a result of our inability to complete this assessment on a timely basis, our business and operating results could be harmed, investors and others could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Disclosures About Market Risk

Our consolidated balance sheets include a certain amount of assets and liabilities whose fair values are subject to market risk. Due to our significant investment in fixed-maturity investments, interest rate risk represents the largest market risk factor affecting our consolidated financial position. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, liquidity of the instrument and other general market conditions.

As of December 31, 2004, substantially all of our investments were in investment grade (rated Baa or higher) fixed-maturity investments and interest-bearing money market accounts including certificates of deposit. We do not hold any investments classified as trading account assets or derivative financial instruments.

The table below summarizes the estimated effects of hypothetical increases and decreases in interest rates on our fixed-maturity investment portfolio. It is assumed that the changes occur immediately and uniformly, with no effect given to any steps that management might take to counteract that change.

The hypothetical changes in market interest rates reflect what could be deemed best and worst case scenarios. The fair values shown in the following table are based on contractual maturities. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and, therefore, actual results might differ from those reflected in the following table:

	Fair value	Hypothetical change in interest rate (bp = basis points)	Estimated fair value after hypothetical change in interest rate
		(Dollars in thousands)	
Fixed-maturity investments at December 31, 2004 (1)...........	$ 27,023	100 bp increase	$ 25,454
		200 bp increase	24,024
		50 bp decrease	27,605
		100 bp decrease	28,288
Fixed-maturity investments at December 31, 2003 (1)...........	$ 27,052	100 bp increase	$ 26,009
		200 bp increase	24,977
		50 bp decrease	27,451
		100 bp decrease	27,904

(1) Excluding short-term investments with a fair value of $2.5 million and $2.4 million at December 31, 2004 and 2003, respectively.

The table above illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at December 31, 2004 would reduce the estimated fair value of our fixed-maturity investments by approximately $3.0 million at that date. At December 31, 2003, and based on the fair value of fixed-maturity investments of $27.1 million, an instantaneous 200 basis point increase in market interest rates would have reduced the estimated fair value of our fixed-maturity investments by approximately $2.1 million at that date. Our increased sensitivity to rising interest rates is due to a $9.5 million reduction in floating rate municipal bonds, of which $8.5 million was reinvested in longer term fixed rate municipal bonds. The definitive extent of the interest rate risk is not quantifiable or predictable due to the variability of future interest rates, but we do not believe such risk is material.

We primarily manage our exposure to interest rate risk by purchasing investments that can be readily liquidated should the interest rate environment begin to significantly change.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2004, we had $45.1 million in notes payable outstanding at interest rates indexed to the 30 day LIBOR rate that exposes it to the risk of increased interest costs if interest rates rise. Assuming a 100 basis point increase in interest rates on the floating rate debt, interest expense would increase by approximately $450,000. As of December 31, 2004, we had not entered into any interest rate swap agreements with respect to the term loans or the floating rate municipal bonds.

Foreign Currency Exchange Rate Risk

Although we are exposed to foreign currency exchange rate risk inherent in revenues, net income and assets and liabilities denominated in Canadian dollars, the potential change in foreign currency exchange rates is not a substantial risk, as approximately 1% of our revenues are derived outside of the United States.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

PRE-PAID LEGAL SERVICES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(All other schedules have been omitted since the required information is not applicable or because the information is included in the consolidated financial statements or the notes thereon.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We were engaged to audit management's assessment, included in Management's Report on Internal Control over Financial Reporting (included in Item 9A of this Form 10-K), that Pre-Paid Legal Services, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We believe that the following significant deficiencies constitute material weaknesses under the standards of the Public Company Accounting Oversight Board (United States).

A material weakness exists as of December 31, 2004, with regard to the lack of properly documented financially significant automated applications, which affects management's ability to effectively monitor risks relating to applications that are significant to financial reporting. In addition, a material weakness exists as of December 31, 2004, with regard to the Company's controls over commission processes that could potentially result in misstatements. The application system that automates processing of commissions is complex, inadequately documented, and has not been maintained in a manner that provides assurance that all and only authorized changes have been properly designed, tested, and used. The material weaknesses did not affect our opinion on the Company's consolidated financial statements.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Since management was unable to complete its assessment on internal control over financial reporting as of December 31, 2004, and therefore we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company's internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion either on management's assessment or on the effectiveness of the Company's internal control over financial reporting.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 25, 2005, expressed an unqualified opinion on those consolidated financial statements.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited the accompanying consolidated balance sheets of Pre-Paid Legal Services, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pre-Paid Legal Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule I as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

We were also engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Since management was unable to complete its assessment on internal control over financial reporting as of December 31, 2004, and therefore we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company's internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we did not express, an opinion either on management's assessment or on the effectiveness of the Company's internal control over financial reporting in our report dated February 25, 2005.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 25, 2005

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts and shares in 000's, except par values)

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 25,972	$ 21,459
Available-for-sale investments, at fair value	804	10,203
Membership fees receivable	4,961	4,575
Inventories	1,623	857
Refundable income taxes	1,241	331
Deferred member and associate service costs	15,420	14,215
Deferred income taxes	4,829	4,894
Total current assets	54,850	56,534
Available-for-sale investments, at fair value	25,455	15,711
Investments pledged	4,381	4,253
Property and equipment, net	51,232	47,004
Deferred member and associate service costs	2,580	2,375
Other assets	7,566	5,135
Total assets	$ 146,064	$ 131,012

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
Current liabilities:		
Membership benefits	$ 10,340	$ 9,289
Deferred revenue and fees	24,585	23,763
Current portion of capital leases payable	338	19
Current portion of notes payable	18,036	18,953
Common stock dividends payable	7,796	–
Accounts payable and accrued expenses	15,451	16,380
Total current liabilities	76,546	68,404
Capital leases payable	1,618	1,687
Notes payable	27,050	24,468
Deferred revenue and fees	2,361	3,330
Deferred income taxes	4,248	2,104
Other non-current liabilities	2,794	1,445
Total liabilities	114,617	101,438
Stockholders' equity:		
Common stock, $.01 par value; 100,000 shares authorized; 20,465 and 21,674 issued at December 31, 2004 and 2003, respectively	205	217
Retained earnings	129,290	127,576
Accumulated other comprehensive income	980	809
Treasury stock, at cost; 4,852 shares held at December 31, 2004 and 2003, respectively	(99,028)	(99,028)
Total stockholders' equity	31,447	29,574
Total liabilities and stockholders' equity	$ 146,064	$ 131,012

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in 000's, except per share amounts)

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Membership fees	$ 355,461	$ 330,322	$ 308,401
Associate services	24,901	25,704	37,418
Other	5,575	5,287	4,804
	385,937	361,313	350,623
Costs and expenses:			
Membership benefits	122,280	111,165	103,761
Commissions	118,757	115,386	119,371
Associate services and direct marketing	29,325	28,929	32,566
General and administrative	43,742	36,711	33,256
Other, net	9,578	8,546	6,685
	323,682	300,737	295,639
Income before income taxes	62,255	60,576	54,984
Provision for income taxes	21,478	20,669	18,970
Net income	$ 40,777	$ 39,907	$ 36,014
Basic earnings per common share	$ 2.50	$ 2.28	$ 1.83
Diluted earnings per common share	$ 2.48	$ 2.27	$ 1.82

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 40,777	$ 39,907	$ 36,014
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	2,197	288	102
Depreciation and amortization	7,709	7,082	5,272
Tax benefit on exercise of stock options	775	234	1,104
Compensation expense relating to contribution of stock to ESOP	231	220	207
Cash provided by operating activities before changes in assets and liabilities	51,689	47,731	42,699
(Increase) decrease in accrued Membership income	(386)	672	225
(Increase) decrease in inventories	(766)	355	(290)
Increase in refundable income taxes	(910)	(56)	(275)
(Increase) decrease in deferred member and associate service costs	(1,410)	40	505
(Increase) decrease in other assets	(2,431)	(2,407)	3,234
Increase in accrued Membership benefits	1,051	679	946
(Decrease) increase in deferred revenue and fees	(147)	215	1,827
Increase in other non-current liabilities	1,349	1,445	–
Decrease in income taxes payable	–	–	(1,087)
(Decrease) increase in accounts payable and accrued expenses and other	(776)	3,019	4,289
Net cash provided by operating activities	47,263	51,693	52,073
Cash flows from investing activities:			
Additions to property and equipment	(10,879)	(27,012)	(15,184)
Purchases of investments – available for sale	(24,135)	(15,695)	(12,280)
Maturities and sales of investments – available for sale	23,692	5,806	16,390
Net cash used in investing activities	(11,322)	(36,901)	(11,074)
Cash flows from financing activities:			
Proceeds from issuance of debt	19,000	42,700	12,300
Repayments of debt	(17,335)	(9,912)	(1,667)
Proceeds from exercise of stock options	5,176	2,014	5,088
Purchases of treasury stock	(37,461)	(48,292)	(50,152)
Proceeds from other financing	–	1,000	–
Decrease in capital lease obligations	(808)	(1,701)	–
Net cash used in financing activities	(31,428)	(14,191)	(34,431)
Net increase in cash and cash equivalents	4,513	601	6,568
Cash and cash equivalents at beginning of year	21,459	20,858	14,290
Cash and cash equivalents at end of year	$ 25,972	$ 21,459	$ 20,858
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amount capitalized	$ 1,752	$ 78	$ –
Cash paid for income taxes	$ 19,429	$ 20,200	$ 19,116
Non-cash activities – cash dividends declared but not paid	$ 7,796	$ –	$ –
Non-cash activities - capital lease obligations incurred	$ 1,058	$ 2,481	$ 926

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts and shares in 000's, except dividend rates and par values)

	Common Stock		Capital in Excess of	Retained	Accum.	Treasury Stock		
	Shares	Amount	Par Value	Earnings	OCI[1]	Shares	Amount	Total
January 1, 2002	24,806	$ 248	$ 66,223	$ 54,240	$ 186	3,989	$ (78,673)	$ 42,224
Contributed to Company's ESOP plan	10	–	207	–	–	–	–	207
Exercise of stock options and other	314	3	5,085	–	–	–	–	5,088
Income tax benefit related to exercise of stock options	–	–	1,104	–	–	–	–	1,104
Subscriptions receivable retired (net of additional advances of $489 and interest recognized of $85)	–	–	383	–	–	–	–	383
Net income	–	–	–	36,014	–	–	–	36,014
Other comprehensive income	–	–	–	–	104	–	–	104
Treasury shares purchased	–	–	–	–	–	2,305	(50,152)	(50,152)
Treasury shares retired	(1,442)	(14)	(29,783)	–	–	(1,442)	29,797	–
December 31, 2002	23,688	237	43,219	90,254	290	4,852	(99,028)	34,972
Contributed to Company's ESOP plan	8	–	220	–	–	–	–	220
Exercise of stock options and other	105	–	2,014	–	–	–	–	2,014
Income tax benefit related to exercise of stock options	–	–	234	–	–	–	–	234
Net income	–	–	–	39,907	–	–	–	39,907
Other comprehensive income	–	–	–	–	519	–	–	519
Treasury shares purchased	–	–	–	–	–	2,127	(48,292)	(48,292)
Treasury shares retired	(2,127)	(20)	(45,687)	(2,585)	–	(2,127)	48,292	–
December 31, 2003	21,674	217	–	127,576	809	4,852	(99,028)	29,574
Contributed to Company's ESOP plan	10	–	–	231	–	–	–	231
Exercise of stock options and other	234	2	–	5,174	–	–	–	5,176
Income tax benefit related to exercise of stock options	–	–	–	775	–	–	–	775
Net income	–	–	–	40,777	–	–	–	40,777
Other comprehensive income	–	–	–	–	171	–	–	171
Treasury shares purchased	–	–	–	–	–	1,453	(37,461)	(37,461)
Treasury shares retired	(1,453)	(14)	–	(37,447)	–	(1,453)	37,461	–
Common stock dividends incurred	–	–	–	(7,796)	–	–	–	(7,796)
December 31, 2004	20,465	$ 205	$ –	$ 129,290	$ 980	4,852	$ 99,028	$ 31,447

(1) Other Comprehensive Income	**Year Ended December 31,**		
	2004	**2003**	**2002**
Net income	$ 40,777	$ 39,907	$ 36,014
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	153	137	85
Unrealized gains on investments:			
Unrealized holding gains arising during period,	116	469	75
Less: reclassification adjustment for gains included in net income	(98)	(87)	(56)
	18	382	19
Other comprehensive income, net of income taxes of $12, $206 and $11 in 2004, 2003 and 2002, respectively	171	519	104
Comprehensive income	$ 40,948	$ 40,426	$ 36,118

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Except for per share amounts, dollar amounts in tables are in thousands unless otherwise indicated)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Pre-Paid Legal Services, Inc. (the "Parent") and subsidiaries (collectively, the "Company") develops and markets legal service plans (referred to as "Memberships"). The Memberships sold by us allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. During the third quarter of 2003, we began offering our Identity Theft Shield to new and existing members at $9.95 per month if added to a legal service Membership or it may be purchased separately for $12.95 per month. The nationwide provider of the Identity Theft Shield benefits and the Provider law firms are paid a fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm is licensed to practice. Because the fixed fee payments by us to benefit providers do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk. At December 31, 2004, Memberships subject to the capitated benefit provider arrangement comprised approximately 99% of our active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees. Memberships are generally guaranteed renewable and Membership fees are principally collected on a monthly basis, although approximately 5% of Members have elected to pay their fees in advance on an annual or semi-annual basis. At December 31, 2004, we had 1,451,700 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of the Memberships were in 29 states. The Memberships are marketed by an independent sales force referred to as "associates".

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") which vary in some respects from statutory accounting principles used when reporting to state insurance regulatory authorities.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries, as well as those of PPL Agency, Inc. (See Note 10 for additional information regarding PPL Agency, Inc.). Our primary subsidiaries include Pre-Paid Legal Casualty, Inc. ("PPLCI") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial results of our Canadian operations are measured in local currency and then translated into U.S. dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash, certificates of deposit, short-term investments, debt and equity securities, Membership fees receivable, Membership benefits payable, notes payable and accounts payable and accrued expenses. Fair value estimates have been determined by us, using available market information and appropriate valuation methodologies. The carrying value of cash, certificates of deposit, Membership fees receivable, Membership benefits payable and accounts payable and accrued expenses are considered to be representative of their respective fair value, due to the short term nature of these instruments. The carrying value of notes payable is considered to be representative of their respective fair value, due to the variable interest rate feature of such notes. The fair value disclosures relating to debt and equity securities are presented in Note 2.

Cash and Cash Equivalents

We consider all highly liquid unpledged investments with maturities of three months or less at time of acquisition to be cash equivalents. We place our temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents.

Investments

We classify our investments held as available for sale and accounts for them at fair value with unrealized gains and losses, net of taxes, excluded from earnings and reported as other comprehensive income. We classify available-for-sale securities as current if we expect to sell the securities within one year, or if we intend to utilize the securities for current operations. All other available-for-sale securities are classified as non-current.

All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. Gain or loss on sale of investments is based upon the specific identification method. Income earned on our investments in certain state and political subdivision debt instruments is not generally taxable for federal income tax purposes.

Membership fees receivable

Our Membership fees receivable consists of amounts due from members for services provided pursuant to their Membership contract. Membership fees are principally collected on a monthly basis. Membership fees receivable is a result of a portion of members, mostly group members, who pay their Membership fees in arrears and are recorded at amounts due under the terms of the Membership agreement. An allowance for doubtful accounts is not necessary as the recorded amount is adjusted to net realizable value at period-end based on our historical experience and the short period of time after period-end in which the accounts will be collected.

Inventories

Inventories include the cost of materials and packaging and are stated at the lower of cost or market.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and renewals and betterments are capitalized. Interest cost incurred during the construction period of major facilities is capitalized. The capitalized interest is recognized as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis, of which approximately 73% are paid in advance and, therefore, are deferred and recognized over the following month.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs are deferred and recognized in income over the estimated life of a Membership in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). We compute the expected Membership life using more than 20 years of actuarial data. At December 31, 2004, we computed the expected Membership life to be approximately 3 years. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force from a one-time non-refundable enrollment fee of $65 from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Revenue from, and costs of, the initial sales and marketing supplies (approximately $11) are recognized when the materials are delivered to the associates. The remaining $54 of revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2004 is estimated to be approximately six months. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, the deferred revenue and related costs will be recognized over the new estimated active service period.

We also encourage participation in a training program ("Fast Start") that allows an associate who successfully completes the program to advance through the various commission levels at a faster rate. Associates participating in this training program typically pay a fee ranging from zero to $184, depending on special promotions we implement from time to time. The fee covers the additional training and materials used in the training program, and is recognized in income upon completion of the training. Associate services revenue also includes revenue recognized on the sale of marketing supplies and promotional material to associates and includes fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms and associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, Fast Start bonuses, associate introduction kits, the associate incentive program, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention). Shipping and handling costs of $2.4 million in 2004 and $2.3 million in 2003 are primarily included in Associate services and direct marketing costs.

Membership Benefits Liability

The Membership benefits liability represents per capita amounts due the provider of Identity Theft Shield benefits and provider law firms on approximately 99% of the Memberships and claims reported but not paid and actuarially estimated claims incurred but not reported on the remaining non-provider Memberships which represent approximately 1%. We calculate the benefit liability on the non-provider Memberships based on completion factors that consider historical claims experience based on the dates that claims are incurred, reported to us and subsequently paid. Processing costs related to these claims are accrued based on an estimate of expenses to process such claims.

Income Taxes

We account for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are recognized in different periods in our financial statements and tax returns. In estimating future tax consequences, we generally consider all future events other than future changes in the tax law or rates that have not been enacted.

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. We record deferred tax assets related to the recognition of future tax benefits of temporary differences and net operating loss and tax credit carryforwards. To the extent that realization of such benefits is not considered more likely than not, we establish a valuation allowance to reduce such assets to the estimated realizable amount.

Commissions to Associates

Prior to March 1, 2002, we had a level Membership commission schedule of approximately 27% of Membership fees and advanced the equivalent of up to three years of commissions on new Membership sales. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership premiums on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's sales organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three year commission advance or the differential commission structure with a one year commission advance.

We expense advance commissions ratably over the first month of the related Membership. As a result of this accounting policy, our advance commission expenses are recorded in the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. Associates must qualify for advance commissions by writing at least three Memberships.

Long-Lived Assets

We review long-lived assets to be held and used in operations when events or changes in circumstances indicate that the assets might be impaired. The carrying value of long-lived assets is considered impaired when the identifiable undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by disposal costs.

Stock-Based Compensation

We have a stock-based employee compensation plan, which is described more fully in Note 13. We account for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	$ 40,777	$ 39,907	$ 36,014
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(441)	(860)	(3,201)
Pro forma net income	$ 40,336	$ 39,047	$ 32,813
Earnings per share:			
Basic - as reported	$ 2.50	$ 2.28	$ 1.83
Basic - pro forma	$ 2.47	$ 2.23	$ 1.67
Diluted - as reported	$ 2.48	$ 2.27	$ 1.82
Diluted - pro forma	$ 2.45	$ 2.22	$ 1.66

The estimated fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: no dividend yield; risk-free interest rate of 2.16% for 2004, 2.38% for 2003 and 3.06% for 2002; expected life of 3-5 years; and expected volatility for the years ending December 31, 2004, 2003 and 2002 were 52.8%, 55.9% and 59.3%, respectively. Using these assumptions, the weighted average fair values at date of grant for options granted during 2004, 2003 and 2002 were $8.74, $8.63 and $9.86, respectively.

The exercise of certain stock options which have been granted gives rise to compensation which is includable in the taxable income of the option grantee and deductible by us for federal and state income tax purposes. Such compensation results from increases in the fair market value of our common stock subsequent to the date of grant of the applicable exercised stock options, and in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded in capital in excess of par value.

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. Changes to any of these assumptions would directly affect the amount accrued but we do not expect any of the significant trends impacting this account to change significantly in the near term.

Legal Contingencies

We account for legal contingencies in accordance with SFAS 5, *Accounting for Contingencies,* which requires that a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. This process requires subjective judgment about the likely outcomes of litigation. Liabilities related to most of our lawsuits are especially difficult to estimate due to the nature of the claims, limitation of available data and uncertainty concerning the numerous variables used to determine likely outcomes or the amounts recorded. Litigation expenses are recorded as incurred and we do not accrue for future legal fees. It is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. Disclosures about products and services and geographic areas are presented in Note 16.

New Accounting Standards Issued

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. We are required to adopt SFAS 123R in the third quarter of fiscal 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" above for the pro forma net income and net income per share amounts, for fiscal 2002 through fiscal 2004, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and do not expect the adoption to have a significant adverse impact on our consolidated statements of income and net income per share.

Note 2 - Investments

A summary of the amortized cost, unrealized gains and losses and fair values of our investments at December 31, 2004 and 2003 follows:

	December 31, 2004			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 9,784	$ 146	$ (39)	$ 9,891
Corporate obligations	2,982	28	(9)	3,001
Equity securities	417	663	–	1,080
Obligations of state and political subdivisions	13,898	271	(38)	14,131
Certificates of deposit	2,537	–	–	2,537
Total	$ 29,618	$ 1,108	$ (86)	$ 30,640

	December 31, 2003			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 7,086	$ 155	$ (45)	$ 7,196
Corporate obligations	4,388	337	(14)	4,711
Equity securities	417	322	–	739
Obligations of state and political subdivisions	14,968	203	(25)	15,146
Certificates of deposit	2,375	–	–	2,375
Total	$ 29,234	$ 1,017	$ (84)	$ 30,167

In determining whether declines in the fair value of available-for-sale securities below their cost are other than temporary, management considers the financial condition of the issuer, causes for the decline in fair value (i.e., interest rate fluctuations or declines in creditworthiness) and severity and duration of the decline, among other things. There were no individual securities with unrealized losses in four consecutive quarters, accordingly no individual security unrealized losses have been recognized as other than temporary at December 31, 2004.

The contractual maturities of our available-for-sale investments in debt securities and certificates of deposit at December 31, 2004 by maturity date follows:

	Amortized Cost	Fair Value
One year or less	$ 3,011	$ 3,013
Two years through five years	4,061	4,082
Six years through ten years	14,932	15,084
More than ten years	7,197	7,381
Total	$ 29,201	$ 29,560

Our investment securities are included in the accompanying consolidated balance sheets at December 31, 2004 and 2003 as follows:

	December 31,	
	2004	2003
Available-for-sale investments (current)	$ 804	$ 10,203
Available-for-sale investments (non-current)	25,455	15,711
Investments pledged	4,381	4,253
Total	$ 30,640	$ 30,167

We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states. The fair value of investments pledged to state regulatory agencies is as follows:

	December 31,	
	2004	2003
Certificates of deposit	$ 2,537	$ 2,375
Obligation of state and political subdivisions	131	136
U. S. Government obligations	1,713	1,742
Total	$ 4,381	$ 4,253

Proceeds from sales of investments during 2004, 2003 and 2002 were $4.6 million, $4.7 million and $7.6 million, respectively, and resulted in gross realized gains of $224,000, $154,000 and $95,000 and gross realized losses of $63,000, $19,000 and $9,000, respectively.

Note 3 - Property and Equipment

Property and equipment is comprised of the following:

	Estimated	December 31,	
	Useful Life	2004	2003
Equipment, furniture and fixtures	3-10 years	$ 31,727	$ 26,109
Computer software	3 years	9,342	8,370
Building and improvements	20-40 years	36,540	31,107
Automotive and aviation equipment	3 years	3,104	188
Construction in progress	N/A	–	3,002
Land	N/A	170	170
		80,883	68,946
Accumulated depreciation		(29,651)	(21,942)
Property and equipment, net		$ 51,232	$ 47,004

Construction in progress includes all construction costs, including capitalized interest on funds borrowed, associated with the portion of our new corporate headquarters not placed in service prior to December 31, 2003. As of December 31, 2004 and 2003, capitalized interest of $706,000 was included in the cost of the building.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:

	December 31,	
	2004	2003
Accounts payable	$ 4,873	$ 4,875
Marketing bonuses payable	1,792	1,049
Incentive awards payable	2,616	4,453
Litigation accrual	3,013	3,263
Other	3,157	2,740
Total	$ 15,451	$ 16,380

Our litigation accrual increased from $2.0 million at December 31, 2001 to $3.3 million at December 31, 2002 due to increased litigation during 2002 (See Note 12) and only insignificant changes occurred during 2003 and 2004.

Note 5 – Notes Payable

On June 11, 2002, we entered into two line of credit agreements totaling $30 million with a commercial lender providing for a treasury stock purchase line and a real estate line for funding of our new corporate office complex. The treasury stock line of credit provided for funding of up to $10 million to finance treasury stock purchases and has been repaid. The real estate line of $20 million was fully funded in December 2003 with interest at the 30 day LIBOR rate plus 2.25%, adjusted monthly, and repayments began in December 2003 with monthly principal payments of $191,000 plus interest with a balloon payment on September 30, 2008. The loan is primarily collateralized by a first mortgage on the 87 acre construction site, the 170,000 square foot home office complex, our rights to receive Membership fees on a portion of our Memberships and by a security interest covering all equipment. The interest rate at December 31, 2004 was 4.65%. The real estate loan agreement provides for financial covenants substantially the same as those described below for the amended stock purchase loan.

During the 2003 third quarter, we arranged $25 million in additional financing for treasury stock purchases from a group of banks, consisting of Bank of Oklahoma, Comerica Bank and First United Bank and Trust. The $25 million was fully funded on November 30, 2003 with scheduled monthly principal payments of $1.4 million beginning December 31, 2003 through May 31, 2005 with interest at the 30 day LIBOR rate plus three percent, adjusted monthly. During August 2004, we amended the terms of the loan agreement with these banks to increase the loan amount to $31.5 million and allow for additional treasury stock purchases of up to $31.5 million. We fully funded the loan on September 30, 2004 which resulted in a net increase in credit of $19.0 million above the outstanding balance of our existing treasury stock term loan of $12.5 million at the time. Proceeds of this loan together with existing cash resources were used to purchase treasury shares. The amortization of the amended loan has been modified to provide for repayment over 24 months in equal monthly principal payments beginning October 31, 2004 and ending September 30, 2006 with interest at the 30 day LIBOR rate plus 3%. The interest rate at December 31, 2004 was 5.31%. The monthly principal payment will be $1.3 million compared to the monthly payment on the prior loan of $1.4 million. The amended loan agreement continues all of the covenants of the prior agreement with certain modifications to permit additional stock purchases and/or dividends while the loan is outstanding generally in an amount no greater than 50% of net income and modifies the debt service coverage ratio definition slightly.

The loan is primarily collateralized by our rights to receive Membership fees on a portion of our Memberships and a pledge of the stock of our subsidiaries. The definitive agreement contains covenants prohibiting us from pledging assets, incurring additional indebtedness and selling assets. In addition to customary events of default, an additional event of default occurs if Harland C. Stonecipher ceases to be our chairman and Chief Executive Officer for 90 days. Pre-payment of the loan is permitted. The loan agreements contain the following financial covenants: (a) our quarterly Debt Coverage Ratio (as defined in the loan agreements) shall not be less than 125%; (b) our cancellation rate on contracts less than or equal to twelve months old shall not exceed 45% on a trailing 12 month basis, calculated on a quarterly basis; (c) we shall maintain a rolling twelve month average retention rate of Membership contracts in place for greater than eighteen months of not less than 70%, calculated on a monthly basis; (d) we shall not pay dividends or purchase treasury shares, which during any fiscal quarter, on a combined basis, would exceed fifty percent (50%) of our cumulative net income for all previous fiscal quarters beginning July 1, 2004 less any dividends or stock purchases in such previous fiscal quarters, with provisions for carry forwards of unused availability; and, (e) our tangible net worth shall not fall below $10 million for the period of time dating from September 30, 2004, $15 million beginning March 31, 2005 and $25 million beginning December 31, 2005. We were in compliance with the above covenants at December 31, 2004.

A schedule of outstanding balances as of December 31, 2004 and 2003 is as follows:

	December 31, 2004	December 31, 2003
Real estate line of credit	$ 17,524	$ 19,810
Stock purchase line of credit	27,562	23,611
Total notes payable	45,086	43,421
Less: Current portion of notes payable	(18,036)	(18,953)
Long term portion	$ 27,050	$ 24,468

A schedule of future maturities as of December 31, 2004 is as follows:

Repayment Schedule commencing January 2005:	
Year 1	$ 18,036
Year 2	14,098
Year 3	2,286
Year 4	10,666
Total notes payable	$ 45,086

Note 6 - Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2004	2003	2002
Current	$19,281	$20,381	$18,868
Deferred	2,197	288	102
Total provision for income taxes	$21,478	$20,669	$18,970

A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2004	2003	2002
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Tax exempt interest	(.2)	(.1)	(.1)
Wage tax credits	(.5)	(.5)	(.4)
Other	.2	(.3)	–
Effective income tax rate	34.5%	34.1%	34.5%

Deferred tax liabilities and assets at December 31, 2004 and 2003 are comprised of the following:

	December 31,	
	2004	2003
Deferred tax liabilities relating to:		
Unrealized investment gains, net	$ 399	$ 326
Deferred member and associate service costs	7,020	6,337
Depreciation	4,854	2,695
Total deferred tax liabilities	12,273	9,358
Deferred tax assets relating to:		
Expenses not yet deducted for tax purposes	2,265	1,798
Deferred revenue and fees	10,509	10,350
Other	80	–
Total deferred tax assets	12,854	12,148
Net deferred tax asset	$ 581	$ 2,790

Our deferred tax assets and liabilities are included in the accompanying consolidated balance sheets at December 31, 2004 and 2003 as follows.

	December 31,	
	2004	2003
Deferred income taxes (current asset)	$ 4,829	$ 4,894
Deferred income taxes (non-current liability)	(4,248)	(2,104)
Net deferred tax asset	$ 581	$ 2,790

A significant portion of the deferred tax assets recognized relate to deferred revenue and fees. A valuation allowance was not recorded since we believe that there was sufficient positive evidence to support our conclusion not to record a valuation allowance. Management believes that we will realize the tax benefit of these deferred tax assets in the future because of our history of pre-tax income. However, there can be no assurance that we will generate taxable income or that all of our deferred tax assets will be utilized.

Note 7 - Stockholders' Equity

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 10,000,000 shares during subsequent board meetings. At December 31, 2004, we had purchased 9.1 million treasury shares under these authorizations for $210.9 million, an average price of $23.23 per share. At December 31, 2004 and 2003, we had 15.6 million and 16.8 million common shares outstanding, respectively, net of treasury shares.

We have lines of credit (see Note 5) that prohibit payment of cash dividends on our common stock in excess of 50% of net income. Any decision by our Board of Directors to pay cash dividends in the future will depend upon, among other factors, our earnings, financial condition, capital requirements and approval from our lender for any dividends in excess of 50% of net income. In addition, our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than 10% of such accumulated available surplus or an amount representing more than the previous years' net profits. PPLSIF is similarly restricted pursuant to the insurance laws of Florida. At December 31, 2004, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner. While PPLCI had surplus funds available for payment of an ordinary dividend during 2004, no dividends were declared or paid during 2004 or 2003. At December 31, 2004 PPLCI had approximately $4.1 million available for payment of an ordinary dividend. At December 31, 2004 the amount of restricted net assets of consolidated subsidiaries was $21.3 million.

Note 8 – Other Expenses, net

The components of Other expenses, net are as follows:

	Year Ended December 31,		
	2004	2003	2002
Depreciation	$ 7,709	$ 7,082	$5,273
Premium taxes	1,698	2,703	2,175
Interest expense	1,990	123	-
Litigation accrual expense	(121)	-	1,290
Interest income	(1,698)	(1,362)	(2,053)
Total Other expenses, net	$ 9,578	$ 8,546	$ 6,685

Interest expense is net of capitalized interest of $0, $586,000 and $120,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9 - Comprehensive Income

Comprehensive income is comprised of two subsets - net income and other comprehensive income. Included in other comprehensive income for us are foreign currency translation adjustments and unrealized gains on investments. These items are accumulated within the Statements of Changes in Stockholders' Equity under the caption "Accumulated Other Comprehensive Income". As of December 31, accumulated other comprehensive income, as reflected in the Consolidated Statements of Changes in Stockholders' Equity, was comprised of the following:

	2004	2003
Foreign currency translation adjustments	$ 356	$ 203
Unrealized gains on investments, net of income taxes of $399 and $326	624	606
Accumulated other comprehensive income	$ 980	$ 809

Note 10 - Related Party Transactions

Our Chairman, Harland C. Stonecipher, is the owner of PPL Agency, Inc. ("Agency"). We have agreed to indemnify and hold harmless the Chairman for any personal losses incurred as a result of his ownership of this corporation and any income earned by Agency accrues to us. We provide management and administrative services for Agency, for which it receives specified management fees and expense reimbursements.

Agency's financial position and results of operations are included in our financial statements on a combined basis. Agency earned commissions, net of amounts paid directly to its agents by the underwriter, during 2004, 2003 and 2002 of $220,000, $119,000 and $138,000, respectively, through its sales of insurance products of an unaffiliated company. Agency had net income of $127,000, $20,000 and $33,000 for the years ended December 31, 2004, 2003 and 2002, respectively, after incurring commissions earned by the Chairman of $55,000, $57,000 and $58,000, respectively, and annual management fees paid to us of $36,000 for 2004, 2003 and 2002.

Mr. Stonecipher and his wife, Shirley A. Stonecipher, own Stonecipher Aviation LLC ("SA") and Mr. and Mrs. Stonecipher together with Wilburn L. Smith, our National Marketing Director and formerly our President and one of our directors , own S & S Aviation LLC ("S&SA"). We had agreed to reimburse SA and S&SA for certain expenses pertaining to trips made by Company personnel for Company business purposes using aircraft owned by SA and S&SA. Such reimbursement represents the pro rata portion of direct operating expenses, such as fuel, maintenance, pilot fees and landing fees, incurred in connection with such aircraft based on the relative number of flights taken for Company business purposes versus the number of other flights during the applicable period. No reimbursement is made for depreciation, capital expenditures or improvements relating to such aircraft. During 2004, 2003 and 2002, we paid $329,000, $307,000 and $397,000, respectively, to SA and paid $561,000, $592,000 and $436,000 to S&SA during 2004, 2003 and 2002, respectively, as reimbursement for such transportation expenses.

On December 9, 2004, we entered into and consummated an agreement with SA to purchase a 1980 Beech King Air 200 airplane for a purchase price of $1,083,355. On the same date, we entered into and consummated an agreement to purchase a 1983 Mitsubishi MU-300 jet airplane owned by S&SA for a purchase price of $1,230,200. In connection with the purchase of this plane, we also agreed to pay the expenses associated with a pending avionics upgrade, inspection and maintenance of approximately $450,000. On the same date, we also purchased the leasehold interest in a hangar building located at the Ada Municipal airport which is used as the hangar facility for the two purchased planes for a purchase price of $465,000 and also purchased certain equipment and furniture used at the facility for a purchase price of $9,272. The hangar and related equipment was purchased from SA, which constructed the hangar and acquired the equipment at its expense. Under the terms of the lease, which we assumed, which expires in 2027, we are obligated to pay annual rental of $10 per year. The purchase prices were paid in cash from our existing cash resources. The Audit Committee of the Board of Directors and the full Board, with Mr. Stonecipher abstaining, approved all of the transactions. The prices for each of the planes and hangar were determined by independent appraisals and the related equipment and furniture was purchased for book value, which approximates fair market value. The Board determined that it was appropriate for us to acquire ownership of the airplanes and hangar in light of the fact that the planes are used almost exclusively in furtherance of our business. We will be reimbursed for personal use of either aircraft, if any.

John W. Hail, one of our directors, served as our Executive Vice President, Director and Agency Director from July 1986 through May 1988 and also served as Chairman of the Board of Directors of TVC Marketing, Inc., which was our exclusive marketing agent from April 1984 through September 1985. Pursuant to agreements between Mr. Hail and us entered into during the period in which Mr. Hail was one of our executive officers , Mr. Hail receives override commissions from renewals of certain Memberships initially sold by us during such period. During 2004, 2003 and 2002, such override commissions on renewals totaled $79,000, $81,000 and $87,000, respectively. Mr. Hail also owns interests ranging from 12% to 100% in corporations not currently affiliated with us, including TVC Marketing, Inc., but which were engaged in the marketing of our legal service Memberships and which earn renewal commissions from Memberships previously sold. These entities earned renewal commissions of $557,000, $552,000 and $526,000 during 2004, 2003 and 2002, respectively, of which $322,000, $300,000 and $266,000, respectively, was passed through as commissions to their sales agents.

During 2003, we terminated a marketing services agreement with a senior marketing associate, and commenced an action in the District Court of Pontotoc County, Oklahoma alleging breach of contract and seeking to collect $1.4 million in outstanding notes receivable arising from loans made by us at various times between 1998 and 2001. Due to uncertainties about the full recoverability of these notes, we recorded a reserve and bad debt expense of $515,000 in 2003 to write down the notes to our estimate of their recoverable value. Each quarter, we evaluate the recoverability of these notes receivable and adjust the reserve accordingly. During 2004 we increased the reserve by $19,000 to $534,000 at December 31, 2004.

Note 11 - Leases

At December 31, 2004, we were committed under noncancelable operating and capital leases, principally for buildings and equipment. Aggregate rental expense under all operating leases was $79,000, $93,000 and $174,000 in 2004, 2003 and 2002, respectively.

Future commitments commencing January 2005 related to noncancelable operating leases are as follows:

Year Ended December 31,	
2005	$ 86
2006	86
2007	85
2008	62
2009	5
Total operating lease commitments	$ 324

Future minimum lease payments commencing in January 2005 related to capital leases are as follows:

Year Ended December 31,	
2005	$ 420
2006	420
2007	420
2008	81
2009	81
Thereafter	1,648
Total minimum lease payments	$ 3,070
Less: Imputed interest	(1,114)
Present value of net minimum lease payments	1,956
Less: Current portion	(338)
Non current portion of capital leases payable	$ 1,618

We entered into two capital leases near the end of 2002 and one early in 2003 to acquire equipment and buildings. These capital leases expire at various dates through 2032. The capital lease assets are included in property and equipment as follows at December 31, 2004 and December 31, 2003.

	December 31, 2004	December 31, 2003
Equipment, furniture and fixtures	$ 1,670	$ 2,094
Buildings and improvements	314	314
	1,984	2,408
Less: accumulated amortization	(91)	(519)
Net capital lease assets	$ 1,893	$ 1,889

Note 12 - Commitments and Contingencies

We and various of our executive officers have been named as defendants in a putative securities class action originally filed in the United States District Court for the Western District of Oklahoma in early 2001 seeking unspecified damages on the basis of allegations that we issued false and misleading financial information, primarily related to the method we used to account for commission advance receivables from sales associates. On March 5, 2002, the Court granted our motion to dismiss the complaint, with prejudice, and entered a judgment in favor of the defendants. Plaintiffs thereafter filed a motion requesting reconsideration of the dismissal which was denied. The plaintiffs have appealed the judgment and the order denying their motion to reconsider the judgment to the Tenth Circuit Court of Appeals. In August 2002 the lead institutional plaintiff withdrew from the case, leaving two individual plaintiffs as lead plaintiffs on behalf of the putative class. As of December 31, 2003, the briefing in the appeal had been completed. On January 14, 2004 oral argument was held in the appeal and as of February 22, 2005, a decision was pending. We are unable to predict when a decision will be made on this appeal, and the ultimate outcome of the case is not determinable.

Beginning in the second quarter of 2001 multiple lawsuits were filed against us, certain officers, employees, sales associates and other defendants in various Alabama and Mississippi state courts by current or former members seeking actual and punitive damages for alleged breach of contract, fraud and various other claims in connection with the sale of Memberships. During 2004, there were at one time as many as 30 separate lawsuits involving approximately 285 plaintiffs in Alabama. As of February 22, 2005, as a result of dismissals, summary judgments, or settlements for nominal amounts, we were aware of approximately 15 separate lawsuits involving approximately 56 plaintiffs that have been filed in multiple counties in Alabama. As of February 22, 2005, we were aware of 16 separate lawsuits involving approximately 426 plaintiffs in multiple counties in Mississippi. Certain of the Mississippi lawsuits also name our former provider attorney in Mississippi as a defendant. Proceedings in several of the eleven cases which name our provider attorney as a defendant had been stayed pending the Mississippi Supreme Court's ruling on the Pre-Paid defendants' appeal of a trial court's granting of a partial summary judgment that the action is not required to be submitted to arbitration. On April 1, 2004, the Mississippi Supreme Court affirmed the trial court's partial summary judgment that arbitration should not be had in one of the cases on appeal. Pre-Paid asked the Mississippi Supreme Court to rehear that issue but that motion was denied on June 3, 2004 and Pre-Paid sought certiorari on that issue with the United States Supreme Court on September 1 and 8, 2004 which was denied. At least three complaints have been filed by the law firm representing plaintiffs in eleven of the cases on behalf of certain of the Mississippi plaintiffs and others with the Attorney General of Mississippi in March 2002, December 2002 and August 2003. We have responded to the Attorney General's requests for information with respect to these complaints, and as of February 22, 2005, we were not aware of any further actions being taken by the Attorney General. In Mississippi, we filed lawsuits in the United States District Court for the Southern and Northern Districts of Mississippi in which we seek to compel arbitration of the various Mississippi claims under the Federal Arbitration Act and the terms of our Membership agreements. One of the federal courts has ordered arbitration of a case involving 8 plaintiffs. These cases are all in various stages of litigation, including trial settings in Alabama in April 2005, and in Mississippi in May 2005, and seek varying amounts of actual and punitive damages. The first trial in Mississippi on these cases resulted in a unanimous jury verdict in our favor, including other named defendants, on all claims on October 19, 2004, while the second trial in Mississippi resulted in an insubstantial plaintiff's verdict on February 15, 2005. Although the amount of Membership fees paid by the plaintiffs in the Mississippi cases is $500,000 or less, certain of the cases seek damages of $90 million. Additional suits of a similar nature have been threatened. The ultimate outcome of any particular case is not determinable.

On April 19, 2002, counsel in certain of the above-referenced Alabama suits also filed a similar suit against us and certain of our officers in the District Court of Creek County, Oklahoma on behalf of Jeff and Jana Weller individually and doing business as Hi-Tech Auto making similar allegations relating to our Memberships and seeking unspecified damages on behalf of a "nationwide" class. The Pre-Paid defendants' preliminary motions in this case were denied, and on June 17, 2003, the Oklahoma Court of Civil Appeals reversed the trial court's denial of the Pre-Paid defendants' motion to compel arbitration, finding that the trial court erred when it denied Pre-Paid's motion to compel arbitration pursuant to the terms of the valid Membership contracts, and remanded the case to the trial court for further proceedings consistent with that opinion. On December 3, 2004, the District Court ordered the plaintiffs to proceed with the arbitration. The ultimate outcome of this case is not determinable.

On June 29, 2001, an action was filed against us in the District Court of Canadian County, Oklahoma. In 2002, the petition was amended to add five additional named plaintiffs and to add and drop certain claims. This action was originally a putative class action brought by Gina Kotwitz, later adding, George Kotwitz, Rick Coker, Richard Starke, Jeff Turnipseed and Aaron Bouren, on behalf of our sales associates. The amended petition seeks injunctive and declaratory relief, with such other damages as the court deems appropriate, for alleged violations of the Oklahoma Uniform Consumer Credit Code in connection with our commission advances, and seeks injunctive and declaratory relief regarding the enforcement of certain contract provisions with sales associates, including a request stated in June 2003 for the imposition of a constructive trust as to earned commissions applied to the reduction of debit balances and disgorgement of all earned renewal commissions applied to the reduction of debit balances. On September 23, 2003 the court entered an order dismissing the class action allegations upon the motion of the plaintiffs. The order provides that the action will proceed only on an individual basis, and that the hearing on plaintiffs' motion for class certification previously set for February 2004 was cancelled. Oral argument on our motion for summary judgment was held on July 2, 2004 and on December 17, 2004 the District Court granted our motion for summary judgment. On January 27, 2005 three of the five plaintiffs filed a motion to vacate and/or for new trial. This motion is set for hearing on April 22, 2005. The claims of the remaining two plaintiffs have been dismissed with prejudice. The ultimate outcome of this case is not determinable.

On March 1, 2002, an action was filed in the United States District Court for the Western District of Oklahoma by Caroline Sandler, Robert Schweikert, Sal Corrente, Richard Jarvis and Vincent Jefferson against us and certain executive officers. This action is a putative class action seeking unspecified damages filed on behalf of our sales associates and alleges that the marketing plan offered by us constitutes a security under the Securities Act of 1933 and seeks remedies for failure to register the marketing plan as a security and for violations of the anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with representations alleged to have been made in connection with the marketing plan. The complaint also alleges violations of the Oklahoma Securities Act, the Oklahoma Business Opportunities Sales Act, breach of contract, breach of duty of good faith and fair dealing and unjust enrichment and violation of the Oklahoma Consumer Protection Act and negligent supervision. This case is subject to the Private Litigation Securities Reform Act. Pursuant to the Act, the Court has approved the named plaintiffs and counsel and an amended complaint was filed in August 2002. The Pre-Paid defendants filed motions to dismiss the complaint and to strike the class action allegations on September 19, 2002, and discovery in the action was stayed pending a ruling on the motion to dismiss. On July 24, 2003, the Court granted in part and denied in part the Pre-Paid defendants' motion to dismiss. The claims asserted under the Securities Exchange Act of 1934 and the Oklahoma Securities Act were dismissed without prejudice. The motion was denied as to the remaining claims. On September 8, 2004, the Court denied plaintiffs motion for class certification. Plaintiffs petitioned the Tenth Circuit Court of Appeals for permission to appeal the class certification ruling, and the Tenth Circuit Court of Appeals denied the petition for interlocutory appeal. The ultimate outcome of this case is not determinable.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which it is named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested.

While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense in the consolidated statements of income. We have established an accrued liability we believes will be sufficient to cover estimated damages in connection with various cases (exclusive of ongoing defense costs which are expensed as incurred), which at December 31, 2004 was $3.0 million. We believe we have meritorious defenses in all pending cases and will vigorously defend against the plaintiffs' claims. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Near the end of 2002, we committed to acquire significant new computer hardware to supplement our current information technology platform and provide redundancy for our critical business systems. We paid approximately $1.6 million in 2003 and received a $1 million vendor rebate during 2003 as a result of this commitment. The commitment calls for us to expend approximately $800,000 in 2005.

Note 13 - Stock Options, Stock Ownership Plan and Benefit Plan

We have a stock option plan (the "Plan") under which the Board of Directors (the "Board") or our Stock Option Committee (the "Committee") may grant options to purchase shares of our common stock. The Plan permits the granting of options to our directors, officers and employees to purchase our common stock at not less than the fair value at the time the options are granted. The Plan provides for option grants to acquire up to 3,000,000 shares and permits the granting of incentive stock options as defined under Section 422 of the Internal Revenue Code at an exercise price for each option equal to the market price of our common stock on the date of the grant and a maximum term of 10 years. Options not qualifying as incentive stock options under the Plan have a maximum term of 15 years. The Board or Committee determines vesting of options granted under the Plan. No options may be granted under the Plan after December 12, 2012.

The Plan previously provided for automatic grants of options to our non-employee directors. Under the Plan, each incumbent non-employee director and any new non-employee director received options to purchase 10,000 shares of common stock on March 1 of each year. The options granted each year were immediately exercisable as to 2,500 shares and vested in additional increments of 2,500 shares on the following June 1st, September 1st, and December 1st in the year of grant, subject to continued service by the non-employee director during such periods. Options granted to non-employee directors under the Plan have an exercise price equal to the closing price of the common stock on the date of grant. These automatic grants of options to non-employee directors were eliminated effective January 1, 2005, and therefore no further grants to non-employee directors will be made.

Also included below are stock options that have been issued to our Regional Vice Presidents ("RVPs") in order to encourage stock ownership by our RVPs and to increase the proprietary interest of such persons in our growth and financial success. These options have been granted periodically to RVPs since 1996. Options are granted at fair market value at the date of the grant and are generally immediately exercisable for a period of three years or within 90 days of termination, whichever occurs first. There were 36,751, 106,002 and 244,679 total options granted to RVPs in the years ended December 31, 2004, 2003 and 2002, respectively. We discontinued the RVP stock option grants immediately after the 2003 fourth quarter stock options were awarded in the first quarter of 2004.

A summary of the status of our total stock option activity as of December 31, 2004, 2003 and 2002, and for the years ended on those dates is presented below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,275,499	$ 24.06	1,498,392	$ 26.09	1,336,636	$ 25.09
Granted	76,751	23.42	153,502	20.99	499,679	22.54
Exercised	(234,170)	22.10	(105,514)	25.42	(329,229)	16.73
Terminated	(255,590)	26.27	(270,881)	35.45	(8,694)	23.31
Outstanding at end of year	862,490	$ 23.88	1,275,499	$ 24.06	1,498,392	$ 26.09
Options exercisable at year end	837,490	$ 23.99	1,206,124	$ 24.18	1,378,392	$ 26.54

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.65 – $20.16	284,772	2.2	$ 17.56
$20.24 – $24.20	277,098	2.4	23.67
$24.46 – $32.81	300,620	0.8	30.07
	862,490	1.8	$ 23.88

The following table summarizes information about stock options exercisable at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.65 – $20.16	264,772	1.9	$ 17.43
$20.24 – $24.20	274,598	2.4	23.69
$24.46 – $32.81	298,120	0.8	30.10
	837,490	1.7	$ 23.99

During 1988, we adopted an employee stock ownership plan. Under the plan, employees may elect to defer a portion of their compensation by making contributions to the plan. Up to seventy-five percent of the contributions made by employees may be used to purchase Company common stock. At our option, we may make matching contributions to the plan, and recorded expense during 2004, 2003 and 2002 of $232,000, $220,000 and $207,000, based on annual contributions of Company stock of 10,100 shares, 8,220 shares and 10,000 shares, respectively.

In November 2002, we adopted a deferred compensation plan, which permits executive officers and key employees to defer receipt of a portion of their compensation. Deferred amounts accrue hypothetical returns based upon investment options selected by the participant. Deferred amounts are paid in cash based on the value of the investment option and are generally payable following termination of employment in a lump sum or in installments as elected by the participant, but the plan permits on demand distributions, which are subject to a 10% penalty, and provides for financial hardship distributions, distributions in the event of total disability or death and distributions upon a change in control. The plan also provides for a death benefit of $500,000 for each participant. Although the plan is unfunded and represents an unsecured liability of ours to the participants, during 2003, we purchased variable life insurance policies owned by us to insure the lives of the group of participants and to finance our obligations under the plan. As of December 31, 2004 and 2003, we had an aggregate deferred compensation liability of $2.8 million and $1.4 million, respectively, which is included in other non-current liabilities. At December 31, 2004, the cash value of the underlying insurance policies owned by us was $2.4 million and included in other assets.

Note 14 - Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock and dilutive potential common shares outstanding during the year. The weighted average number of common shares is also increased by the number of dilutive potential common shares issuable on the exercise of options less the number of common shares assumed to have been purchased with the proceeds from the exercise of the options pursuant to the treasury stock method; those purchases are assumed to have been made at the average price of the common stock during the respective period.

	Year Ended December 31,		
Basic Earnings Per Share:	2004	2003	2002
Earnings:			
Income from continuing operations	$40,777	$ 39,907	$ 36,014
Shares:			
Weighted average shares outstanding	16,313	17,530	19,674

Diluted Earnings Per Share:

Earnings:			
Income from continuing operations after assumed conversions	$40,777	$ 39,907	$ 36,014
Shares:			
Weighted average shares outstanding	16,313	17,530	19,674
Assumed exercise of options	145	69	90
Weighted average number of shares, as adjusted	16,458	17,599	19,764

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 218,000 shares, 799,000 shares and 921,000 shares with an average exercise price of $32.05, $27.48 and $29.76, were excluded from the calculation of diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 15 - Selected Quarterly Financial Data (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2004 and 2003.

Selected Quarterly Financial Data
(In thousands, except per share amounts)

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 94,609	$ 95,429	$ 96,853	$ 99,046
Net income	10,622	10,006	9,657	10,492
Basic income per common share (1):				
Net Income	$ .63	$ .61	$ .59	$ .68
Diluted income per common share (1):				
Net Income	$ .63	$ .60	$ .58	$ .66
2003				
Revenues	$ 90,320	$ 89,642	$ 90,024	$ 91,327
Net income	12,034	10,043	9,438	8,392
Basic income per common share (1):				
Net Income	$ .67	$ .57	$ .54	$ .49
Diluted income per common share (1):				
Net Income	$ .67	$ .57	$ .54	$ .49

(1) The sum of EPS for the four quarters may differ from the annual EPS due to rounding and the required method of computing weighted average number of shares in the respective periods.

Note 16 - Segment Information

Substantially all of our business is currently conducted in the United States. Revenues from our Canadian operations for 2004, 2003 and 2002 were $4.7 million, $4.5 million and $4.0 million, respectively. We have no significant long-lived assets located in Canada.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Controls and Procedures

Based on their evaluation as of December 31, 2004, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management is also required to assess the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, our management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

During the course of 2004 we engaged in a substantial effort to complete the documentation and testing of our internal control over financial reporting in order to permit us to make an assessment of the effectiveness of our internal control as of December 31, 2004 as required by Section 404 of the Sarbanes-Oxley Act and applicable rules of the Securities and Exchange Commission and the Public Company Accounting Oversight Board. In the fall of 2004, after discussions with our independent registered public accounting firm, Grant Thornton LLP, we engaged consultants to assist us in the documentation and assessment of our information technology internal controls with the expectation that these consultants would provide solutions to meet the applicable requirements by the December 31, 2004 compliance date. In connection with the audit procedures for the audit of our 2004 financial statements and internal controls assessment, we determined, in consultation with Grant Thornton and our consultants, that documentation and assessment of our computer programs responsible for processing financially-significant transactions had not been adequately documented as we had expected. As a result, we are unable to properly analyze these computer programs as part of the overall financial reporting risk assessment and controls evaluation process necessary to support management's opinion on internal controls. One of the reasons for this lack of documentation is that much of our software has been custom designed for our circumstances and lacks documentation typically available for commercial business application software packages. Accordingly, we have concluded that we are unable to complete the required management assessment of our internal control over financial reporting as of December 31, 2004, and Grant Thornton has issued a "disclaimer" opinion, included in Item 8 of this Annual Report on Form 10-K, indicating that they do not express an opinion as to management's assessment and as to the effectiveness of our internal control over financial reporting as of December 31, 2004.

We have been informed by Grant Thornton that they have identified two material weaknesses as of December 31, 2004. The first is related to the lack of properly documented financially significant applications, which affects management's ability to effectively monitor risks relating to applications that are significant to financial reporting. In addition, Grant Thornton has also informed management that a material weakness exists as of December 31, 2004, with regard to the Company's controls over commission processes that could potentially result in misstatements. The application system that automates processing of commissions is complex, inadequately documented, and has not been maintained in a manner that provides assurance that all and only authorized changes have been properly designed, tested, and used. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. In response, management will aggressively engage in a process to address these weaknesses, which will include documentation and assessment of application controls in general and documentation and implementation of additional controls on the commission expense application. Because of the relative complexity of our information technology systems, we currently expect that the application-based control documentation process could take up to several months. When completed later in 2005, management expects to evaluate, test, remediate and complete its assessment of internal control over financial reporting.

Notwithstanding the fact that management is unable to complete an assessment of internal controls and the disclaimer of opinion that Grant Thornton has issued, Grant Thornton has issued an unqualified opinion on our financial statements for 2004, which is also included Item 8 of this Annual Report on Form 10-K.

Nothing has come to the attention of management which would cause them to believe that the material weaknesses described above have resulted in any material inaccuracies or errors in our financial statements as of December31, 2004 or any prior period. However, it is possible during the completion of additional documentation, evaluation and testing we will identify one or more errors, significant deficiencies or material weaknesses.

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Our Chief Executive and Chief Financial Officers have completed the certifications required to be filed as an Exhibit to this Report (See Exhibits 31.1 and 31.2) relating to the design of our disclosure controls and procedures and the design of our internal control over financial reporting. These officers believe these certifications to be accurate, despite our inability to provide documentation necessary to complete the assessment required by Section 404 of the Sarbanes-Oxley Act, because we did have procedures in place during 2004 to detect errors in our computer programs (although these procedures were not adequately documented). We have also instituted additional control systems for authorizing program changes and Grant Thornton has issued an unqualified opinion on our financial statements.

ITEM 9B. OTHER INFORMATION.

None.

PART III

In accordance with the provisions of General Instruction G (3), information required by Items 10 through 14 of Form 10-K are incorporated herein by reference to our Proxy Statement for the Annual Meeting of Shareholders to be filed prior to April 30, 2005.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements: See Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule set forth on page 41 of this report.

(2) Exhibits: For a list of the documents filed as exhibits to this report, see the Exhibit Index following the signatures to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRE-PAID LEGAL SERVICES, INC.

Date: March 3, 2005

By: /s/ Randy Harp
Randy Harp
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Harland C. Stonecipher Harland C. Stonecipher	Chairman of the Board of Directors (Principal Executive Officer)	March 3, 2005
/s/ Randy Harp Randy Harp	Chief Operating Officer	March 3, 2005
/s/ Steve Williamson Steve Williamson	Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2005
/s/ Orland G. Aldridge Orland G. Aldridge	Director	March 3, 2005
/s/ Martin H. Belsky Martin H. Belsky	Director	March 3, 2005
/s/ Peter K. Grunebaum Peter K. Grunebaum	Director	March 3, 2005
/s/ John W. Hail John W. Hail	Director	March 3, 2005
/s/ Thomas W. Smith Thomas W. Smith	Director	March 3, 2005

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
BALANCE SHEETS
(Amounts in 000's)

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 22,991	$ 17,981
Available-for-sale investments, at fair value	510	9,895
Membership income receivable	3,225	2,637
Inventories	1,623	857
Refundable income taxes	1,241	331
Deferred member and associate service costs	13,893	12,372
Deferred income taxes	–	2,837
Total current assets	43,483	46,910
Available-for-sale investments, at fair value	1,181	792
Investments pledged	374	273
Property and equipment, net	50,916	46,615
Investments in and amounts due to/from subsidiaries, net	31,331	18,140
Deferred member and associate service costs	2,325	2,375
Other assets	7,471	5,184
Total assets	$137,081	$120,289

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Membership benefits	$ 9,904	$ 9,008
Deferred revenue and fees	19,544	17,740
Current portion of capital leases payable	338	19
Current portion of notes payable	18,036	18,953
Income taxes payable	7,795	–
Accounts payable and accrued expenses	11,963	14,065
Total current liabilities	67,580	59,785
Capital leases payable	1,618	1,687
Notes payable	27,050	24,468
Deferred revenue and fees	1,877	3,330
Deferred income taxes	4,715	–
Other non-current liabilities	2,794	1,445
Total liabilities	105,634	90,715
Stockholders' equity:		
Common stock	205	217
Retained earnings	129,290	127,576
Accumulated other comprehensive income	980	809
Treasury stock, at cost	(99,028)	(99,028)
Total stockholders' equity	31,447	29,574
Total liabilities and stockholders' equity	$137,081	$120,289

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF INCOME
(Amounts in 000's)

	Year Ended December 31,		
	2004	**2003**	**2002**
Revenues:			
Membership fees	$ 260,959	$ 211,824	$ 199,849
Associate services	24,618	25,499	37,195
Other	5,247	3,796	3,004
	290,824	241,119	240,048
Costs and expenses:			
Membership benefits	89,016	66,524	63,515
Commissions	88,963	68,353	83,097
Associate services and direct marketing	24,618	28,823	32,516
General and administrative	32,037	14,711	13,773
Other, net	9,157	6,792	5,829
	243,791	185,203	198,730
Income before income taxes and equity in net income of subsidiaries	47,033	55,916	41,318
Provision for income taxes	16,226	19,080	14,271
Income before equity in net income of subsidiaries	30,807	36,836	27,047
Equity in net income of subsidiaries	9,970	3,071	8,967
Net income	$ 40,777	$ 39,907	$ 36,014

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2004	2003	2002
Net cash provided by operating activities	$ 38,393	$ 50,271	$ 55,380
Cash flows from investing activities:			
Additions to property and equipment	(10,879)	(27,012)	(15,184)
Purchases of investments – available for sale	(2,858)	(9,915)	–
Maturities and sales of investments – available for sale	11,783	–	64
Net cash used in investing activities	(1,954)	(36,927)	(15,120)
Cash flows from financing activities:			
Proceeds from exercise of stock options	5,176	2,014	5,088
Decrease in capital lease obligations	(808)	(1,701)	–
Purchases of treasury stock	(37,462)	(48,292)	(50,152)
Proceeds from issuance of debt	19,000	42,700	12,300
Repayments of debt	(17,335)	(9,912)	(1,667)
Proceeds from other financing	–	1,000	–
Net cash used in financing activities	(31,429)	(14,191)	(34,431)
Net increase in cash and cash equivalents	5,010	(847)	5,829
Cash and cash equivalents at beginning of year	17,981	18,828	12,999
Cash and cash equivalents at end of year	$ 22,991	$ 17,981	$ 18,828

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Notes to Condensed Financial Statements

Basis of Presentation
In the parent-company-only financial statements, Pre-Paid Legal Services, Inc.'s ("Parent Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Parent Company's consolidated financial statements.

Notes 5 and 12 and the first two paragraphs of Note 10 to the consolidated financial statements of Pre-Paid Legal Services, Inc. relate to the Parent Company and therefore have not been repeated in these notes to condensed financial statements.

Expense Advances and Reimbursements
Pursuant to management agreements with certain subsidiaries, which have been approved by insurance regulators, commission advances are paid and expensed by the Parent Company and the Parent Company is compensated for a portion of its general and administrative expenses determined in accordance with the agreements.

Dividends from Subsidiaries
Dividends paid to the Parent Company from its subsidiaries are accounted for by the equity method. Pre-Paid Legal Casualty, Inc. paid a total of $11 million to the Parent Company during 2002. No dividends were paid during 2003 or 2004.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 of our Report on Form 10-Q for the period ended June 30, 2003)
*10.1	Employment Agreement effective January 1, 1993 between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.1 of our Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.2	Agreements between Shirley Stonecipher, New York Life Insurance Company and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.21 of our Annual Report on Form 10-K for the year ended December 31, 1985)
*10.3	Amendment dated January 1, 1993 to Split Dollar Agreement between Shirley Stonecipher and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.4	Form of New Business Generation Agreement Between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the year ended December 31, 1986)
*10.5	Amendment to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.12 of our Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.6	Amendment No. 2 to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.13 of our Annual Report on Form 10-K for the year ended December 31, 2002)
*10.7	Stock Option Plan, as amended effective May 2003
10.8	Loan agreement dated June 11, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six-months ended June 30, 2002)
10.9	Security agreement dated June 11, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended June 30, 2002)
10.10	Form of Mortgage dated July 23, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the six months ended June 30, 2002)
*10.11	Deferred compensation plan effective November 6, 2002 (Incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2002)
10.12	Loan agreement dated September 19, 2003 between Registrant and Bank of Oklahoma, N.A., Comerica Bank and First United Bank & Trust (Incorporated by reference to Exhibit 10.1 of our Report on Form 10-Q for the period ended September 30, 2003)
10.13	Aircraft purchase agreement dated December 9, 2004 by and between S&S Aviation, LLC and the Company
10.14	Aircraft purchase agreement dated December 9, 2004 by and between Harland C. Stonecipher and/or Shirley A. Stonecipher and Stonecipher Aviation, LLC and the Company
10.15	Assignment and Assumption of Lease dated December 20, 2004 between Harland C. and Shirley Stonecipher and the Company

*10.16	Amended Deferred Compensation Plan effective January 1, 2005
21.1	List of Subsidiaries of the Company
23.1	Consent of Grant Thornton LLP
31.1	Certification of Harland C. Stonecipher, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Steve Williamson, Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Harland C. Stonecipher, Chairman and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
32.2	Certification of Steve Williamson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350

* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

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BOARD OF DIRECTORS

Harland C. Stonecipher
Chairman, Chief Executive Officer,
and President of the Company

Peter K. Grunebaum
Independent Investment Banker
and Corporate Consultant

John W. Hail
Chairman and Chief Executive Officer
AMS Health Sciences, Inc.

Martin H. Belsky
Professor of Law
University of Tulsa College of Law

Tom Smith
Founder of Prescott Investors

Orland G. Aldridge
Independent Insurance Agent

NYSE DISCLOSURES

On June 25, 2004, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by us of the New York Stock Exchange corporate governace listing standards as of such date.

We have filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004 the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

SHAREHOLDER INFORMATION

Shareholders Inquiries
Communications regarding lost stock certificates, change of address, etc., should be directed to:
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
Investor Relations 800.884.4225

Corporate Headquarters
Pre-Paid Legal Services®, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820
www.prepaidlegal.com

Stock Transfer Agent
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064

Legal Counsel
Crowe & Dunlevy
20 North Broadway
Suite 1800
Oklahoma City, Oklahoma 73102

Independent Accountants
Grant Thornton, LLP
Suite 1200
One Leadership Square
211 N. Robinson
Oklahoma City, Oklahoma 73102-7148

